POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2011

(With Independent Auditors’ Report Thereon)

Table of Contents

2

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2011, 2010 and January 1, 2010 and related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As described in note 12 to the consolidated financial statements, the Company changed the useful life of major machinery and equipment from 8 years to 15 years from January 1, 2011. For the year ended December 31, 2011, this change resulted in a reduction in depreciation expenses of (Won)1,227,169 million.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2012

This report is effective as of March 8, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Consolidated Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

(in millions of Won)	Notes	December 31, 2011		December 31, 2010	January 1, 2010

Assets

Cash and cash equivalents	4,5,20	(Won)	4,598,682	3,521,045	2,273,059
Trade accounts and notes receivable, net	6,20,25,34		11,450,515	9,219,011	5,300,233
Other short-term financial assets	7,20,34		3,656,270	4,383,302	7,211,023
Inventories	8		12,283,644	9,559,206	4,918,413
Current income tax assets	31		18,621	17,654	11,980
Assets held for sale	9		329,037	—	24,961
Other current assets	14		1,220,142	972,159	690,186

Total current assets			33,556,911	27,672,377	20,429,855

Long-term trade accounts and notes receivable, net	6,20		183,061	273,622	522,775
Other long-term financial assets	7,20		5,125,672	6,417,038	5,308,660
Investments in associates	10		3,831,659	3,306,425	950,449
Investment property, net	11		527,533	493,365	558,207
Property, plant and equipment, net	12		28,453,184	25,437,740	22,342,747
Intangible assets, net	13		5,244,928	4,619,169	754,231
Deferred tax assets	31		855,603	538,876	409,748
Other long-term assets	14		630,287	659,814	250,475

Total non-current assets			44,851,927	41,746,049	31,097,292

Total assets	37	(Won)	78,408,838	69,418,426	51,527,147

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

(in millions of Won)	Notes	December 31, 2011		December 31, 2010	January 1, 2010

Liabilities

Trade accounts and notes payable	20,34	(Won)	4,397,279	3,980,701	2,392,317
Short-term borrowings and current installments of long-term borrowings	4,15,20		10,791,510	10,476,300	3,958,099
Other short-term financial liabilities	16,20,34		1,811,190	1,520,877	1,054,714
Current income tax liabilities	31		509,709	779,018	389,675
Liabilities related to assets held for sale	9		226,607	—	80
Provisions	17		69,432	63,809	63,305
Other current liabilities	19,25		1,799,631	1,456,072	1,155,441

Total current liabilities			19,605,358	18,276,777	9,013,631

Long-term trade accounts and notes payable	20,34		383	378	—
Long-term borrowings, excluding current installments	4,15,20		16,020,207	10,663,941	8,241,386
Other long-term financial liabilities	16,20		350,560	175,774	205,096
Defined benefit obligations	18		340,467	503,126	315,418
Deferred tax liabilities	31		1,168,097	1,028,728	377,539
Long-term provisions	17		109,343	152,149	12,005
Other long-term liabilities	19		84,503	80,386	28,391

Total non-current liabilities			18,073,560	12,604,482	9,179,835

Total liabilities	37	(Won)	37,678,918	30,881,259	18,193,466

Equity

Share capital	21	(Won)	482,403	482,403	482,403
Capital surplus	21		1,150,452	1,101,561	1,199,666
Reserves	22		405,426	1,507,288	833,806
Treasury shares	23		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings			38,709,475	35,887,697	32,567,352

Equity attributable to owners of the controlling company			38,356,350	36,575,686	32,679,964

Non-controlling interests			2,373,570	1,961,481	653,717

Total equity		(Won)	40,729,920	38,537,167	33,333,681

Total liabilities and equity		(Won)	78,408,838	69,418,426	51,527,147

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(in millions of Won, except per share information)	Notes	December 31, 2011		December 31, 2010

Revenue	26,37	(Won)	68,938,725	47,887,255
Cost of sales	29		(59,823,850)	(39,722,461)

Gross profit			9,114,875	8,164,794

Selling and administrative expenses	27,29
Administrative expenses			(2,048,264)	(1,500,370)
Selling expenses			(1,612,128)	(1,120,340)

			(3,660,392)	(2,620,710)

Other operating income	28		337,078	231,387
Other operating expenses	29		(383,459)	(341,951)

Operating profit	33		5,408,102	5,433,520
Non-operating income and expenses
Share of profit of equity-accounted investees	10		50,569	182,657
Finance income	20,30		3,190,419	1,738,804
Finance costs	20,30		(3,866,695)	(2,087,858)

Profit before income tax			4,782,395	5,267,123
Income tax expense	31,37		(1,068,109)	(1,081,472)

Profit for the period	37		3,714,286	4,185,651
Other comprehensive income (loss), net of tax
Capital adjustment arising from investments in equity-method investees			(11,240)	(40,877)
Net changes in fare value of available-for-sale investments			(1,231,758)	589,601
Foreign currency translation differences			1,666	183,190
Defined benefit plan actuarial losses			(30,577)	(152,125)

Total comprehensive income for the period, net of tax		(Won)	2,442,377	4,765,440

Profit attributable to:
Owners of the controlling company		(Won)	3,648,136	4,105,623
Non-controlling interests			66,150	80,028

Profit for the period		(Won)	3,714,286	4,185,651

Total comprehensive income attributable to:
Owners of the controlling company		(Won)	2,530,437	4,639,671
Non-controlling interests			(88,060)	125,769

Total comprehensive income for the period		(Won)	2,442,377	4,765,440

Basic and diluted earnings per share	32	(Won)	47,224	53,297

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

	Owners of the Controlling Company							Non-
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total	Controlling Interests	Total
Balance as of January 1, 2010	(Won)	482,403	1,199,666	833,806	(2,403,263)	32,567,352	32,679,964	653,717	33,333,681
Comprehensive income:
Profit for the period		—	—	—	—	4,105,623	4,105,623	80,028	4,185,651
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	(37,656)	—	—	(37,656)	(3,221)	(40,877)
Net changes in fair value of available-for-sale securities, net of tax		—	—	576,950	—	—	576,950	12,651	589,601
Foreign currency translation differences, net of tax		—	—	136,669	—	—	136,669	46,521	183,190
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(141,914)	(141,914)	(10,211)	(152,125)

Total comprehensive income		—	—	675,963	—	3,963,709	4,639,672	125,768	4,765,440

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)	(16,580)	(517,294)
Interim dividends		—	—	—	—	(192,582)	(192,582)	—	(192,582)
Acquisition of subsidiaries		—	—	—	—	—	—	1,099,349	1,099,349
Changes in ownership interests in subsidiaries		—	(92,994)	—	—	—	(92,994)	23,510	(69,484)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	79,683	79,683
Others		—	(5,111)	(2,481)	—	49,932	42,340	(3,966)	38,374

Total transactions with owners of the Company		—	(98,105)	(2,481)	—	(643,364)	(743,950)	1,181,996	438,046

Balance as of December 31, 2010	(Won)	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2011 and 2010

	Owners of the Controlling Company							Non-
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total	Controlling Interests	Total
Balance as of January 1, 2011	(Won)	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	3,648,136	3,648,136	66,150	3,714,286
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	(12,276)	—	—	(12,276)	1,036	(11,240)
Net changes in fair value of available-for-sale securities, net of tax		—	—	(1,227,050)	—	—	(1,227,050)	(4,708)	(1,231,758)
Foreign currency translation differences, net of tax		—	—	146,622	—	—	146,622	(144,956)	1,666
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(24,995)	(24,995)	(5,582)	(30,577)

Total comprehensive income		—	—	(1,092,704)	—	3,623,141	2,530,437	(88,060)	2,442,377

Transactions with owners of the Company,
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,831)	(594,578)
Interim dividends		—	—	—	—	(193,111)	(193,111)	—	(193,111)
Acquisition of subsidiaries		—	—	—	—	—	—	247,483	247,483
Changes in ownership interests in subsidiaries		—	(20,694)	—	—	—	(20,694)	(98,606)	(119,300)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	365,249	365,249
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	432	(9,158)	—	(30,505)	(39,231)	2,854	(36,377)

Total transactions with owners of the Company		—	48,891	(9,158)	11,857	(801,363)	(749,773)	500,149	(249,624)

Balance as of December 31, 2011	(Won)	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(in millions of Won)	Note	December 31, 2011		December 31, 2010

Cash flows from operating activities
Cash generated from operations		(Won)	3,127,905	4,350,095
Profit for the period			3,714,286	4,185,650
Adjustments	36		4,264,366	4,617,915
Changes in operating assets and liabilities	36		(4,850,747)	(4,453,470)
Interest received			218,682	322,659
Interest paid			(745,111)	(480,020)
Dividends received			308,692	141,017
Income taxes paid			(1,218,602)	(751,746)

Net cash provided by operating activities		(Won)	1,691,566	3,582,005

Cash flows from investing activities
Disposal of short-term financial instruments			5,794,770	17,576,747
Decrease in loans			896,656	25,946
Disposal of available-for-sale investments			411,061	258,945
Disposal of other investment assets			—	27,257
Disposal of investments of equity-accounted investees			2,404	19,394
Disposal of property, plant and equipment			140,221	165,794
Disposal of intangible assets			55,899	4,964
Proceeds from disposal of business			—	6,747
Acquisition of short-term financial instruments			(4,556,340)	(14,546,301)
Increase in loans			(962,099)	(82,079)
Acquisition of available-for-sale securities			(322,046)	(561,030)
Acquisition of other investment assets			(450)	(310,154)
Acquisition of investments of equity-accounted investees			(740,971)	(914,491)
Acquisition of property, plant and equipment			(5,330,968)	(5,791,764)
Acquisition of intangible assets			(574,753)	(246,466)
Payment for acquisition of business, net of cash acquired			(437,464)	(3,079,899)
Other, net			107,214	531,569

Net cash used in investing activities		(Won)	(5,516,866)	(6,914,821)

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)	Note	December 31, 2011	December 31, 2010

Cash flows from financing activities
Proceeds from borrowings		7,068,322	4,367,193
Disposal of treasury shares		164,384	6,811
Proceeds from short-term borrowings		51,808	1,200,955
Repayment of borrowings		(1,746,487)	(882,477)
Acquisition of treasury shares		(61,296)	—
Payment of cash dividends		(770,858)	(693,296)
Other, net		194,012	588,575

Net cash provided by financing activities		4,899,885	4,587,761

Effect of exchange rate fluctuation on cash held		3,052	(6,959)

Net increase in cash and cash equivalents		1,077,637	1,247,986

Cash and cash equivalents at beginning of the year		3,521,045	2,273,059

Cash and cash equivalents at end of the year		4,598,682	3,521,045

See accompanying notes to consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

1. General Information

General information about POSCO, its 58 domestic subsidiaries (“the Company”) including POSCO Engineering & Construction Co., Ltd., 161 foreign subsidiaries including POSCO America Corporation and its 91 associates are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through ten of its overseas liaison offices.

As of December 31, 2011, POSCO’s shareholders are as follows:

Share holder’s name	Number of shares	Ownership (%)
National Pension Service	5,937,323	6.81%
Nippon Steel Corporation (*1)	4,394,712	5.04%
SK Telecom Co., Ltd.	2,481,310	2.85%
Pohang University of Science and Technology	1,905,000	2.18%
Shinhan Financial Group Inc. (*2)	1,870,879	2.15%
Others	70,597,611	80.97%

	87,186,835	100.00%

(*1)	Nippon Steel Corporation has American Depository Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share which has par value of (Won) 5,000 per share.
(*2)	Includes number of shares subsidiaries hold at the end of the reporting period under commercial law.

As of December 31, 2011, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2011 are as follows:

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd. (*1)	Packing materials manufacturing	48.85	—	48.85	—	—	—	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	10.53	11.58	22.11	10.53	11.58	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company (formerly Daewoo Engineering Company)	Construction and engineering service	—	94.14	94.14	—	92.26	92.26	Seongnam
Pohang Feul Cell Co. Ltd.	Generation of electricity	—	100.00	100.00	—	100.00	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clearing service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	65.00	65.00	—	65.00	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel industries	—	100.00	100.00	—	100.00	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	97.79	97.79	—	97.79	97.79	Seongnam

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO AST Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold-rolling of stainless steel, nickel alloy	—	100.00	100.00	—	100.00	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	100.00	100.00	—	100.00	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	—	71.00	71.00	—	67.00	67.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	100.00	100.00	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	70.00	70.00	—	70.00	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.49	86.49	—	—	—	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	69.93	30.07	100.00	69.93	30.07	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	—	100.00	100.00	—	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacturing	—	60.00	60.00	—	60.00	60.00	Gwangyang
Daewoo International Corporation	Trading, energy & resource development	66.56	—	66.56	67.96	—	67.96	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.33	80.03	16.70	63.33	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	100.00	100.00	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC energy global Co., Ltd.	Business service	—	100.00	100.00	—	—	—	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	—	100.00	100.00	—	—	—	Suncheon
Shinan Energy Co., Ltd.	Manufacturing & management	—	100.00	100.00	—	—	—	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	88.58	88.58	—	—	—	Hwasung
NewAltec Co., Ltd.	Aluminum products manufacturing and sales	—	60.10	60.10	—	—	—	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	—	—	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	—	—	Ulsan

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	HongKong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	84.52	10.01	94.53	89.35	6.11	95.46	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial services	100.00	—	100.00	100.00	—	100.00	HongKong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C - Hawaii Inc.	Real estate industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JNPC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Japan
POSCO-Foshan Steel Processing Center Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	80.68	19.32	100.00	84.67	15.33	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	76.40	—	76.40	76.40	—	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	—	89.58	89.58	—	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	100.00	—	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	—	82.37	82.37	—	82.37	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Phillippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
Dalian POSCON Dongbang	Electrical control equipment
Automatic Co., Ltd.	manufacturing	—	70.00	70.00	—	70.00	70.00	China
SANPU TRADING CO., LTD.	Transit trade	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.81	56.81	—	66.24	66.24	Mexico
POSCO Gulf Logistics LLC.	Steel product sales	—	—	—	—	100.00	100.00	UAE

[Foreign]
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
EUROTALY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	51.00	51.00	—	51.00	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus (Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Island
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	92.97	—	92.97	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI	mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C - UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	100.00	100.00	—	100.00	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.00	68.00	—	68.00	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU STEEL POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Dawwoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International
Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource development	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo STC & Apparel Vietnam Ltd.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	55.00	55.00	—	55.00	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan

[Foreign]
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.36	50.94	29.58	21.36	50.94	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical Industry	—	99.97	99.97	—	99.97	99.97	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	—	—	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	—	—	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	—	—	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	—	—	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	—	—	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	—	—	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	—	—	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	—	—	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	—	—	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	—	—	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	—	—	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	—	—	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	—	—	Chile

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (%)
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	—	—	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	—	—	Mexico
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	—	—	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	—	—	Ecuador
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	—	—	Argentina
POSCO Electrical Steel Inida Private Limited	Electrical Steel Manufacturing	100.00	—	100.00	—	—	—	Brazil
Daewoo International Cameroon PLC	Resource Development	—	100.00	100.00	—	—	—	India
POSCO ASSAN TST STEEL Industry	Resource Development	60.00	10.00	70.00	—	—	—	Cameroon
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	—	—	Turkey
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	—	—	HongKong
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	—	—	Canada
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	—	—	Cambodia
POSCO (Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	—	—	Brazil
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	—	—	—	China
PT. POSCO ICT Indonesia	IT service and Electric Control Engineering	—	100.00	100.00	—	—	—	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	100.00	100.00	—	—	—	Indonesia
PT. KRAKATAU POSCOPOWER	manufacturing & management	—	70.00	70.00	—	—	—	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	—	—	—	Indonesia
POSCO Thainox Co., Ltd.	Steel manufacturing	94.93	—	94.93	—	—	—	Russia
Daewoo International Shanghai Waigaoqiao Co., Ltd.	merchandising trade	—	100.00	100.00	—	—	—	Thailand
PT. Bio Inti Agrindo	Forest resources Development	—	85.00	85.00	—	—	—	Thailand
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	—	—	China
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	73.53	14.71	88.24	—	—	—	Indonesia
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	80.00	80.00	—	—	—	Australia
USA SRDC Corporation	Scrap sale	—	100.00	100.00	—	—	—	China
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	—	—	Vietnam

(*1)	In 2011, this company was included as a subsidiary as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership.
(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(c)	Summarized financial information of subsidiaries as of December 31, 2011 and 2010 are as follows:

1)	December 31, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd. (formerly, POSCO Power Corp.)		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company (formerly Daewoo Engineering Company)		508,290	341,946	166,344	980,340	3,225
Pohang Feul Cell Co. Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo high broad parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)
Kwang Yang SPFC Co., Ltd.		68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77
Posgreen Co., Ltd.		8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)
POSCO NST Co., Ltd.		158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
PSC energy global Co., Ltd.	(Won)	38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509
POSCO-MKPC SDN BHD.		165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C - Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JNPC Co., Ltd.		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co., Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjigang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		85,349	75,582	9,767	129,434	(9,824)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		62,709	49,981	12,728	71,871	(1,483)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POS-NP Pty. Ltd.	(Won)	57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Phillippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382
SANPU TRADING CO., LTD.		1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
EUROTALY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C - UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited		97,196	5	97,191	—	(8)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	(Won)	245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145
Daewoo Cement (Shandong) Co., Ltd.		221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU STEEL POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Dawwoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
Daewoo STC & Apparel Vietnam Ltd.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO., LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)
GENTECH International INC.		1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88
SANTOS CMI S.A.		42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
VAUTIDAMERICAS S.A.	(Won)	2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.		87,817	87,284	533	6,200	(465)
POSCO Electrical Steel Inida Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—
POSCO ASSAN TST STEEL Industry		59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		171,127	174,814	(3,687)	—	(3,466)
DAESAN (Cambodia) Co., Ltd.		30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd		26,987	—	26,987	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia		4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia		3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia		2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER		45,041	42,874	2,167	—	(134)
POSCO RUS LLC.		3,639	5	3,634	—	(273)
POSCO Thainox Co., Ltd.		500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo		18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.		381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.		23,725	7	23,718	—	(229)
USA SRDC Corporation		311	—	311	—	—
Daewoo International Vietnam Co., Ltd.		4,613	—	4,613	—	—

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	December 31, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	5,374,601	2,890,916	2,483,685	6,248,379	174,483
POSCO P&S Co., Ltd.		954,120	425,125	528,995	2,062,495	4,311
POSCO Coated & Color Steel Co., Ltd.		500,115	250,341	249,774	1,001,774	6,409
POSCO Plant Engineering Co., Ltd.		192,073	104,657	87,416	439,529	11,986
POSCO ICT Co., Ltd.		650,864	439,011	211,853	839,802	17,929
POSCO Research Institute		27,708	4,548	23,160	23,207	319
Seoung Gwang Co., Ltd.		79,894	34,281	45,613	15,567	2,601
POSCO Architects & Consultants Co., Ltd.		88,792	41,247	47,545	128,118	4,431
POSCO Specialty Steel Co., Ltd.		1,307,535	536,934	770,601	1,543,122	101,901
POSTECH Venture Capital Corp.		33,170	877	32,293	—	274
eNtoB Co., Ltd.		66,039	36,728	29,311	603,684	2,516
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		371,160	128,254	242,906	756,053	57,191
POSCO Terminal Co., Ltd.		68,503	8,494	60,009	78,478	14,475
POSCO ENERGY Co., Ltd. (formerly, POSCO Power Corp.)		2,459,195	1,908,801	550,394	827,534	(35,641)
Postech 2006 Energy Fund		26,869	324	26,545	—	(964)
PHP Co., Ltd.		66,001	58,545	7,456	2,091	(583)
POSCO TMC Co., Ltd.		139,908	54,785	85,123	189,686	6,138
PNR Co., Ltd.		167,789	151,229	16,560	27,281	(17,813)
Megaasset Co., Ltd.		67,875	58,958	8,917	100,865	4,559
POSCO Engineering Company (formerly Daewoo Engineering Company)		434,122	276,845	157,277	774,791	45,099
Pohang Feul Cell Co. Ltd.		13,091	9,337	3,754	4,049	(276)
Pohang SPFC Co., Ltd.		13,471	8,732	4,739	28,933	(32)
POSWITH Co., Ltd.		4,248	1,731	2,517	12,317	442
BASYS INDUSTRY Co., Ltd.		825	311	514	990	72
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		181	—	181	—	(78)
POSCO AST Co., Ltd.		238,881	134,526	104,355	330,425	7,285
DaiMyung TMS Co., Ltd.		22,663	43,097	(20,434)	15,985	(3,059)
POS-HiMETAL Co., Ltd.		86,291	43,532	42,759	—	(5,771)
POSCO E&E Co., Ltd.		17,777	69	17,708	—	405
POMIC Co., Ltd.		3,888	2,126	1,762	19,922	403
POSFINE Co., Ltd.		31,541	13,093	18,448	—	(883)
POS ECO HOUSING Co., Ltd.		6,976	897	6,079	2,231	(738)
Mapo high broad parking Co., Ltd.		1,690	4	1,686	—	(237)
Dakos Co., Ltd.		3,102	2,582	520	4,314	274
Kwang Yang SPFC Co., Ltd.		10,065	13	10,052	—	52
POSCALCIUM Company, Ltd.		8,526	5,755	2,771	—	(226)
Plant Engineering service Technology Co., Ltd.		1,912	440	1,472	3,063	472
Postech Early Stage Fund		10,000	—	10,000	—	—
Busan E&E Co., Ltd.		14,193	638	13,555	—	(140)
POSCO Family Strategy Funds		28,538	—	28,538	—	(62)
POREKA Co., Ltd.		3,784	2,684	1,100	6,274	100
Songdo SE Co., Ltd.		1,758	465	1,293	1,021	(7)
Posgreen Co., Ltd.		3,978	—	3,978	—	(22)
Daewoo International Corporation		6,249,151	4,921,296	1,327,855	4,094,039	94,359
POSCOLED Co., Ltd.		28,591	638	27,953	138	(1,763)
Gunsan SPFC Co., Ltd.		30,040	15,309	14,731	89	(196)
POSCO NST Co., Ltd.		94,757	57,002	37,755	33,164	55
Pohang Scrap Recycling Center Co., Ltd.		14,841	—	14,841	—	(80)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	(Won)	297,181	139,360	157,821	288,907	9,039
POSCO Australia Pty. Ltd.		1,226,058	619,031	607,027	106,387	50,288
POSCO Canada Ltd.		424,571	65,608	358,963	170,421	65,299
POSCO Asia Co., Ltd.		510,844	481,379	29,465	2,335,842	1,376
Dalian POSCO Steel Co., Ltd		155,703	155,589	114	68,149	(4,932)
POSCO-CTPC Co., Ltd.		77,281	47,763	29,518	149,810	2,398
POSCO-JKPC Co., Ltd.		86,911	70,353	16,558	75,831	2,391
International Business Center Corporation		95,860	56,088	39,772	28,354	13,884
POSCO E&C Vietnam Co., Ltd.		53,600	72,731	(19,131)	72,865	3,753
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,384,622	838,301	546,321	2,461,020	44,034
Guangdong Pohang Coated Steel Co., Ltd.		183,036	79,330	103,706	251,416	25,547
POSCO (Thailand) Company Ltd.		163,287	118,332	44,955	224,630	10,117
Myanmar POSCO Steel Co., Ltd		21,556	10,245	11,311	24,321	3,481
POSCO-JOPC Co., Ltd.		71,955	68,233	3,722	76,947	766
POSCO Investment Co., Ltd.		674,018	587,339	86,679	—	4,451
POSCO-MKPC SDN BHD.		116,837	69,179	47,658	135,852	3,395
Qingdao Pohang Stainless Steel Co., Ltd.		233,241	124,372	108,869	542,446	5,047
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		219,427	149,199	70,228	352,367	13,688
POSCO BioVentures L.P.		20,553	72	20,481	—	(10,536)
PT. POSNESIA		13,900	21	13,879	—	(14)
POSCO E&C - Hawaii Inc.		1,234	509	725	—	(793)
POS-Qingdao Coil Center Co., Ltd.		60,395	45,576	14,819	149,653	1,089
POS-Ore Pty. Ltd.		104,226	12,717	91,509	118,687	55,491
POSCO-China Holding Corp.		288,754	55,571	233,183	148,503	459
POSCO-Japan Co., Ltd.		793,265	675,363	117,902	1,490,633	9,850
POS-CD Pty. Ltd.		69,439	65,494	3,945	15,214	(1,771)
POS-GC Pty. Ltd.		34,274	8,686	25,588	12,475	664
POSCO-India Private Ltd.		92,865	181	92,684	—	(21,612)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		176,716	132,501	44,215	206,138	8,761
POSCO-JNPC Co., Ltd.		153,189	138,864	14,325	179,031	2,499
POSCO-Foshan Steel Processing Center Co., Ltd.		129,474	88,799	40,675	518,268	6,229
POSCO E&C (China) Co., Ltd.		80,201	57,311	22,890	117,558	889
POSCO MPC S.A. de C.V.		178,641	160,551	18,090	240,277	(2,161)
Zhangjigang Pohang Port Co., Ltd.		26,905	12,502	14,403	5,200	(789)
Qingdao Pujin Steel Material Co., Ltd		7,092	5,019	2,073	73,408	114
POSCO-Vietnam Co., Ltd.		745,465	619,297	126,168	813,637	(64,111)
POSCO-Mexico Co., Ltd.		425,200	346,865	78,335	302,595	(24,004)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		92,712	70,813	21,899	113,056	8,919
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		49,691	33,788	15,903	53,941	1,929
POS-NP Pty. Ltd.		57,987	13,771	44,216	44,773	5,282
POSCO-Vietnam Processing Center Co., Ltd.		58,283	36,039	22,244	85,698	4,419

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	(Won)	73,480	62,378	11,102	84,385	694
Suzhou POS-CORE Technology Co., Ltd.		56,718	32,833	23,885	89,248	1,559
POSCO-JYPC Co., Ltd.		55,319	53,396	1,923	74,565	(1,017)
POSCO-Malaysia SDN. BHD.		78,027	98,183	(20,156)	125,209	(6,022)
POS-Minerals Corporation		113,105	—	113,105	—	(1,188)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		50,592	28,674	21,918	124,687	2,872
POSCO E&C India Private Ltd.		2,612	677	1,935	463	(1,508)
POSCO E&C SMART		532	—	532	—	(203)
POSCO-Phillippine Manila Processing Center Inc.		25,448	15,888	9,560	37,558	1,462
Dalian POSCON Dongbang Automatic Co., Ltd.		7,181	2,647	4,534	4,013	393
SANPU TRADING CO., LTD.		2,424	691	1,733	89	(156)
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		10,274	5,817	4,457	70,923	29
POSCO Mexico Human Tech.		522	269	253	4,206	166
POSCO Mexico East Steel Distribution Center Co., Ltd		13,872	2,370	11,502	5,547	696
POSCO Gulf Logistics LLC.		772	1	771	40	(86)
POSCO ICT-China		1,787	1,476	311	3,884	26
DWEMEX S.A.DE C.V.		370	171	199	2,084	45
POS MPC Servicios de C.V.		747	545	202	4,837	115
EUROTALY S.A.		4,628	107	4,521	32	(846)
POSCO South East Asia Pte. Ltd.		1,816	41	1,775	34,196	121
Europe Steel Distribution Center		6,863	1,217	5,646	11,789	513
VECTUS Ltd.		1,255	1,721	(466)	1,886	(2,352)
POSCO VST Co., Ltd.		195,191	131,450	63,741	210,656	(8,333)
POSCO Maharashtra Steel Pvt. Ltd.		159,641	79,556	80,085	—	(895)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		78,906	64,493	14,413	52,221	73
POSCO Turkey Nilufer Processing Center Co., Ltd.		37,285	21,919	15,366	3,032	(2,220)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		42,885	36,710	6,175	39,675	(836)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		75,444	56,654	18,790	45,933	—
POSCO-Indonesia Jakarta Processing Center		34,309	27,026	7,283	42,882	1,023
POSCO E&C Venezuela C.A		137	—	137	—	—
PT. MRI		15,933	17,380	(1,447)	1,738	(931)
POSCORE-INDIA		6,175	3,264	2,911	2,936	(113)
POSCO America Alabama Processing Center Co., Ltd.		46,133	32,406	13,727	29,350	(1,443)
PT DEC Indonesia		10,439	10,345	94	—	(208)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		23,072	7,904	15,168	—	(885)
POSCO India Steel Distribution Center Private Ltd.		3,887	130	3,757	7	(67)
POSCO China Dalian Plate Processing Center Co., Ltd.		55,631	17,056	38,575	—	(3,631)
POSCO-South Asia Co., Ltd.		14,009	919	13,090	2,954	(479)
POSCO SS-VINA Co., LTD		38,598	(851)	39,449	—	166
POSCO WA Pty. Ltd.		225,645	808	224,837	—	(637)
POSCO E&C - UZ		168	—	168	—	1
POSCO Australia GP Limited		26	—	26	—	3
Daewoo International America Corp.		224,042	187,747	36,295	163,615	(769)
Daewoo International Deutschland GmbH		111,603	101,814	9,789	115,421	428
Daewoo International Japan Corp.		172,547	165,486	7,061	184,725	(638)
Daewoo International Singapore Pte. Ltd.		86,642	82,455	4,187	259,530	109
Daewoo Italia S.r.l.		99,538	95,826	3,712	96,203	139
Daewoo Cement (Shandong) Co., Ltd.		210,277	296,165	(85,888)	—	—
Daewoo (China) Co., Ltd.		43,392	6,425	36,967	1,417	(874)
PT. RISMAR Daewoo Apparel		15,757	17,416	(1,659)	12,843	(2,278)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)

[Foreign]
Daewoo Textile Fergana LLC	(Won)	82,983	71,895	11,088	38,614	3,486
Daewoo Textile Bukhara LLC		64,283	49,522	14,761	15,156	(887)
Daewoo International Australia Holdings Pty. Ltd.		132,221	4,947	127,274	293	139
Daewoo Paper Manufacturing Co., Ltd.		79,383	67,741	11,642	22,311	(18,788)
Tianjin Daewoo. Paper Co., Ltd		13,789	31,217	(17,428)	8,388	(368)
POSCO Mauritius Ltd.		21,548	—	21,548	—	—
PT. KRAKATAU STEEL POSCO		3,091	1,021	2,070	—	(198)
MYANMAR Daewoo LTD.		6,242	462	5,780	203	(17)
Dawwoo International MEXICO S.A. de C.V.		50,298	46,319	3,979	50,566	(118)
Daewoo International Guangzhou Corp.		10,549	9,094	1,455	4,702	(30)
Daewoo Energy Central Asia		15,686	627	15,059	—	—
Daewoo STC & Apparel Vietnam Ltd.		4,057	1,454	2,603	2,262	(27)
MYANMAR Daewoo International Ltd.		6,190	2,020	4,170	2,233	35
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		11,841	111	11,730	—	—
Daewoo International Corporation (M) SDN BHD		1,138	—	1,138	—	—
Daewoo International SHANGHAI CO., LTD.		6,916	—	6,916	—	—
PGSF, LLC		2,922	1	2,921	—	(619)
Xenesys Inc.		18,333	2,653	15,680	935	(3,624)
Daewoo International INDIA Private Ltd.		2,273	—	2,273	—	—
TECHREN Solar, LLC		230	—	230	—	—
PT. POSCO E&C Indonesia		1,216	29	1,187	—	(235)
POSCO Foundation		244	2	242	—	(12)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(d)	Details of associates

Details of associates as of December 31, 2011 are as follows:

		Ownership (% )
		December 31,	December 31,
Investee	Category of Business	2011	2010	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	25.46	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	30.00	Seoul
POSCO M-TECH Co., Ltd.	Packing materials manufacturing	—	48.85	Pohang
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
Chungju enterprise city development Co., Ltd.	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*2)	Multiplex development	18.58	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd.	Construction	22.10	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo National Car Gwangju Selling Co., Ltd.	Real estate	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	38.19	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	29.90	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.82	25.00	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	48.95	48.95	Gwangyang
Pure Gimpo.Co., Ltd.	Construction	28.79	29.13	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	36.69	43.11	Ulsan
Kyobo Life Insurance Co., Ltd.	Life insurance	24.00	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	31.71	Pohang
Chuncheon Clean Water Load CO., Ltd	Sewerage treatment	—	26.55	Chuncheon
DAERYUN POWER CO.,LTD	Gas production and sales	—	20.85	Yangju
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Sunjin Gonghak Baeumteo Co., Ltd.	Domitories management	—	22.38	Gwangju
Inje Autopia Co., Ltd.	Management	—	27.53	Inje
Innovalley Co., Ltd.	Real estate developement	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	29.30	29.30	Paju
SENTECH KOREA Corp.	Manufacturing	20.25	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	28.57	Seoul

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (% )
		December 31,	December 31,
Investee	Category of Business	2011	2010	Region
Hyundai Investment Network Private Equity Fund (*1)	Mine investment	50.00	—	Seoul
Pohang Techno Valley PFV Corporation (*1)	Real estate development	28.65	—	Pohang
BLUE OCEAN Private Equity Fund (*1)	Private equity financial	27.52	—	Seoul
SUNAM Co., Ltd. (*1)	Power supply manufacturing	23.91	—	Seoul
Kones Corporation (*1)	Technical service	41.67	—	Gyeongju

[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Austrailia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu) Processing Center Co., Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
POS-GSFC LLC	Steel processing and sale	48.98	48.98	UAE
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	20.00	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	49.00	Austrailia

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

		Ownership (% )
		December 31,	December 31,
Investee	Category of Business	2011	2010	Region
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone
Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Myanmar
KOREA LNG Ltd.	Gas production and sales	20.00	20.00	England
DMSA, AMSA (*2)	Energy & Resource development	4.00	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & Resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	50.00	50.00	Netherland
POSCO-NPS Niobium LLC (*1)	Mine development	50.00	—	USA
POSCO-POGEN AMP (*1)	Steel manufacturing	26.00	—	India
Klappan Coal Joint Venture	Coal sale	20.00	—	Canada
AES-VCM Mong Duong Power Company Ltd.	Coal sale	30.00	—	Vietnam
CSP(Compania Siderurgica do Pecem)	Steel manufacturing and sale	20.00	—	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	—	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	—	Thailand
Korea-Siberia Wood	Forest resources Development	50.00	—	Russia
PT. Tanggamus Electric Power (*1)	Construction and engneering service	20.00	—	Indonesia
PT. Wampu Electric Power	Construction and engneering service	20.00	—	Indonesia

(*1)	These securities are newly established or acquired in 2011.
(*2)	These securities are accounted for under the equity method of accounting even though the controlling company’s percentage of ownership is below 20%, because it is able to exercise significant influence on the investees.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	Consolidated subsidiaries acquired during the year ended December 31, 2011 are as follows:

(in millions of Won)
Company	Date of Acquisition	Ownership (%)	Reason

PSC energy global Co., Ltd.	2011. 2.	100.00	new investment
Suncheon Ecotrans Co., Ltd.	2011. 2.	100.00	new investment
POSCO M-TECH Co., Ltd.	2011. 5.	48.85	delegation of voting rights
9Digit Co., Ltd.	2011. 5.	86.49	delegation of voting rights
Shinan Energy Co., Ltd.	2011. 4.	100.00	new investment
Reco Metal Co., Ltd.	2011. 6.	88.60	acquisition
NewAltec Co., Ltd.	2011. 7.	60.10	acquisition
PONUTech Co., Ltd.	2011. 8.	100.00	new investment
EPC EQUITIES LLP	2011. 2.	70.00	acquisition
SANTOS CMI Construction Trading LLP	2011. 2.	99.90	acquisition
SANTOS CMI INC. USA	2011. 2.	100.00	acquisition
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	2011. 2.	99.98	acquisition
SANTOS CMI PERU S.A.	2011. 2.	99.99	acquisition
SANTOS CMI COSTA RICA S.A.	2011. 2.	100.00	acquisition
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	2011. 2.	100.00	acquisition
GENTECH International INC.	2011. 2.	90.00	acquisition
EPC INVESTMENTS C.V.	2011. 2.	99.99	acquisition
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	2011. 2.	99.90	acquisition
ASESORiA Y SERVICIOS EPC S.A CHILE	2011. 2.	99.00	acquisition
SANTOS CMI S.A.	2011. 2.	70.00	acquisition
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	2011. 2.	99.00	acquisition
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	2011. 2.	99.00	acquisition
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	2011. 2.	90.00	acquisition
VAUTIDAMERICAS S.A.	2011. 2.	51.00	acquisition
SANTOS CMI Constructions Argentina S.A.	2011. 2.	95.00	acquisition
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	2011. 3.	100.00	new investment
POSCO ASSAN TST STEEL Industry	2011. 3.	70.00	new investment
POSCO E&C Brazil Ltd.	2011. 5.	100.00	new investment
POSCO Electrical Steel Inida Private Limited	2011. 6.	100.00	new investment
Daewoo International Cameroon PLC	2011. 6.	100.00	new investment
POSCO Klappan Coal Ltd.	2011. 7.	100.00	new investment
DAESAN (Cambodia) Co., Ltd.	2011. 7.	100.00	acquisition
Brazil Sao Paulo Steel Processing Center Co., Ltd	2011. 7.	76.00	new investment
POSCO(Dalian) IT Center Development Co., Ltd.	2011. 7.	100.00	new investment
PT.POSCO Resources Indonesia	2011. 7.	99.80	new investment
PT. POSCO ICT Indonesia	2011. 8.	95.00	new investment
PT. POSCO M-Tech Indonesia	2011. 8.	100.00	new investment
PT. KRAKATAU POSCOPOWER	2011. 8.	90.00	new investment
POSCO RUS LLC.	2011. 9.	100.00	new investment
POSCO Thainox Co., Ltd.	2011. 9.	94.93	acquisition
Daewoo International Shanghai Waigaoqiao Co., Ltd.	2011. 9.	100.00	new investment
PT. Bio Inti Agrindo	2011. 9.	85.00	acquisition
POSCO E&C Australia Pty Ltd.	2011. 9.	100.00	new investment
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	2011. 9.	60.00	new investment
Hunchun POSCO Logistics Co., Ltd.	2011. 10.	80.00	new investment
BLUE O&M Co., Ltd	2011. 12.	100.00	new investment
USA SRDC Corporaion	2011. 12.	100.00	new investment
Daewoo International Vietnam Co., Ltd.	2011. 12.	100.00	new investment

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(f)	Cash outflows caused by the acquisitions

(in millions of Won)	Amounts

Consideration transferred	(Won)	551,732
Less: cash and cash equivalents acquired		(114,268)

Total	(Won)	437,464

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2. Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

K-IFRS is effective from the fiscal year beginning on January 1, 2011. The Company has also presented the comparative information in the consolidated financial statements in accordance with K-IFRS.

The Company’s date of transition to K-IFRS in accordance with K-IFRS No. 1101 “First-time adoption of K-IFRS”, is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“K-GAAP”) to K-IFRS on the Group’s reported financial position and financial performance is explained in note 39.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	The liability for a cash-settled stock appreciation rights is measured at fair value

(e)	Defined benefit obligations are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 11 – Investment property

•	Note 12 – Property, plant and equipment, net

•	Note 13 – Impairment losses of goodwill

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 17 – Provisions

•	Note 18 – Employee Benefits

•	Note 25 – Construction Contracts

•	Note 35 – Commitments and Contingencies

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening K-IFRS statement of financial position at January 1, 2010 for the purpose of the transition to K-IFRS, unless otherwise indicated.

Consolidation policy

(a)	Subsidiaries

A subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Company uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements. Intra-group balances and transactions, and any unrealized income and expenses arising from intra- group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

(b)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Associates

An associate is an entity in which the Company has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to the Company’s consolidated financial statements in applying the equity method.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has to make payments on behalf of the investee for further losses.

Business combination

(a)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of their contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 “Income Taxes”

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 “Employee Benefits”

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with K-IFRS No. 1102 “Share-based Payment”

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 “Non-current Assets Held for Sale”

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 “Financial Instruments: Presentation” and K-IFRS No.1039 “Financial Instruments: Recognition and Measurement”.

(b)	Goodwill

The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to K-IFRS, the Company elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, investment in highly liquid securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held- to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables for which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity securities or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Securities in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. In addition, in the preparation of the opening K-IFRS consolidated statement of financial position on the date of transition to K-IFRS, the Company measures certain machinery and equipment at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS 1101.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.

(a) it is probable that future economic benefits associated with the item will flow to the Company; and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Other than land, the cost of an asset less its residual value are depreciated. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development expenses	3-10 years
Port facilities usage rights	2-75 years
Other intangible assets	2-25 years

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(a)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(b)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Exploration for and evaluation of mineral resources

The Company is engaged in exploration projects for mineral resources through equity ownership in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for equity instrument classified as available-for-sale financial assets, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated(or amortized).

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Convertible bonds

The convertible bonds issued by the Company can be converted into equity securities at the option of the bond holders. The number of shares to be issued is adjusted according to the fair value of the common shares. The convertible bonds, which are compound financial instruments of bonds and conversion rights, are designated and measured at fair value through profit or loss.

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which it becomes receivable.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Stock appreciation rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for product warranties is recognized when the underlying products are sold. The Company determines its provision for product warranties based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of incoterms of the contract.

(b)	Services rendered

Service sales are recognized based on the percentage of completion method at the end of reporting period. The percentage of completion is assessed by extent of service performed based on surveys.

(c)	Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

The Company recognizes a deferred tax liability for all taxable temporary differences associated with securities in subsidiaries and associates except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from securities in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

The Company calculates basic earnings per share (“EPS”) data for its ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segement results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segement capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2011, and the Company has not early adopted them.

(a)	Amendments to K-IFRS No. 1107 “Financial Instruments: Disclosures”

The amendments require disclosing the nature of the transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of risks. The amendments will be applied prospectively for the Company’s annual periods beginning on or after July 1, 2011. The Company believes that there will be additional required disclosures upon initial application of this standard.

(b)	Amendments to K-IFRS No. 1019 “Employee Benefits”

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013. The Company is currently analyzing the effects of adopting this standard.

(c)	K-IFRS No. 1113 “Fair Value Measurement”

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013. The Company believes that there will be no significant impact upon initial application of this standard.

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market prices management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the group entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

The equity attributable to owners as of December 31, 2011, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011	2010	January 1, 2010

Total borrowings	26,811,717	21,140,241	12,199,485
Less: Cash and cash equivalents	4,598,682	3,521,045	2,273,059
Net borrowings	22,213,035	17,619,196	9,926,426
Total equity	40,729,920	38,537,167	33,333,681

Net borrowings-to-equity ratio	54.54%	45.72%	29.78%

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Cash	(Won)	23,954	4,931	339,240
Demand deposit and checking accounts		1,855,929	1,426,715	735,759
Other financial cash equivalents		2,718,799	2,089,399	1,198,060

	(Won)	4,598,682	3,521,045	2,273,059

As of December 31, 2011, 2010 and January 1, 2010, cash and cash equivalents of (Won) 211,780 million, (Won) 194,443 million and (Won) 86,065 million are restricted for the use in the expansion of the Company plants.

6. Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010
Current
Trade accounts and notes receivable	(Won)	10,265,421	8,415,973	4,740,600
Capital lease receivables		117,230	57,374	59,686
Due from customers for contract work		1,361,416	974,631	699,293
Less: Allowance for doubtful accounts		(293,552)	(228,967)	(199,346)

		11,450,515	9,219,011	5,300,233

Non-current
Trade accounts and notes receivable		45,061	28,792	24,391
Capital lease receivables		147,634	258,664	504,633
Less: Allowance for doubtful accounts		(9,634)	(13,834)	(6,249)

		183,061	273,622	522,775

	(Won)	11,633,576	9,492,633	5,823,008

The trade accounts and notes receivable sold to financial institution, for which the derecognition conditions were not met, amounted to (Won)132,908 million, (Won)358,676 million and (Won)30,600 million as of December 31, 2011, 2010 and January 1, 2010, respectively and are included in bank borrowings (note 15).

(b)	Capital lease receivables are as follows:

(in millions of Won)
Customer	Contents	December 31, 2011		December 31, 2010	January 1, 2010
Korea Electric Power	Combined thermal power cycle 1~4	(Won)	199,141	253,055	307,191
Tenant of EXPO	Lease contract		65,723	62,983	257,128

		(Won)	264,864	316,038	564,319

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(c)	The gross amount and present value of minimum lease payments as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Less than 1 year	(Won)	141,670	82,927	89,244
1 year - 5 years		169,265	283,566	532,044
Greater than 5 year		24,519	51,534	83,812
Unrealized interest income		(70,590)	(101,989)	(140,781)

Present value of minimum lease payment	(Won)	264,864	316,038	564,319

7. Other Financial Assets

(a)	Other short-term financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011		December 31, 2010	January 1, 2010

Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	50,861	182,208	795,811
Derivatives assets held for trading		92,055	133,731	26,641
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		31,651	42,831	35,643
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		876	3,657	20,717
Loans and other receivables
Short-term financial instruments (*1,2)		1,739,186	2,803,492	5,491,352
Special purpose deposits (*3)		18,558	42,967	49,809
Short-term loans		367,330	278,029	198,878
Other accounts receivable		1,067,163	744,785	462,529
Accrued income		59,028	47,828	58,119
Deposits		73,343	21,230	21,343
Other receivables		221,125	145,780	106,852
Allowance for bad debt accounts		(64,906)	(63,236)	(56,671)

	(Won)	3,656,270	4,383,302	7,211,023

(*1)	As of December 31, 2011 and 2010, short-term financial instruments of (Won)1,670 million and (Won)830 million are secured related to long-term borrowings of forestry association, respectively.
(*2)	Short-term financial instruments of DaeMyung TMS of (Won)400 million are provided as collateral to Kookmin bank related to a derivative instrument deposit.
(*3)	As of December 31, 2011 and 2010, (Won)17,175 million and (Won)14,101 million, respectively, are restricted for the use in a government project.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Other long-term financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011		December 31, 2010	January 1, 2010
Financial assets at fair value through profit or loss
Derivatives assets held for trading	(Won)	16,696	6,300	60,422
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1, 2)		4,509,197	6,022,945	4,786,401
Long-term available-for-sale securities (bonds)		25,847	7,827	120,812
Long-term available-for-sale securities (others)		41,902	53,323	91,381
Held-to-maturity investments
Held-to-maturity securities (bonds)		34,698	36,156	91,844
Loan and other receivables
Long-term financial instruments		37,074	4,154	140
Cash deposits (*3)		658	89	340
Long-term loans		298,106	174,982	123,907
Long-term other accounts receivable		86,922	68,652	6,121
Accrued income		956	3,523	2,245
Deposits		112,245	90,113	49,125
Allowance for bad debt accounts		(38,629)	(51,026)	(24,078)

	(Won)	5,125,672	6,417,038	5,308,660

(*1)	As of December 31, 2011, 2,186,546 shares equivalent to 19,678,919 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to (Won)503,058 million prior to January 1, 2010. During the year ended December 31, 2011, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of (Won)107,377 million was recognized in profit or loss in 2011.
(*3)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted. As of December 31, 2011 and 2010, (Won)40 million are restricted, respectively.

8. Inventories

(a)	Inventories as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Finished goods	(Won)	1,556,573	1,093,446	616,803
Merchandise		1,185,496	854,624	171,586
Semi-finished goods		2,163,124	1,695,522	1,034,206
Raw materials		2,563,837	2,516,167	1,118,235
Fuel and materials		758,333	670,218	556,545
Construction inventories		1,245,546	478,973	402,361
Materials-in-transit		2,857,434	2,252,136	1,018,461
Others		168,895	86,015	45,263

		12,499,238	9,647,101	4,963,460

Less: allowance for inventories valuation		(215,594)	(87,895)	(45,047)

	(Won)	12,283,644	9,559,206	4,918,413

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

The amounts of valuation losses of inventories recognized as a cost of goods sold during the years ended December 31, 2011 and 2010 are (Won)140,391 million and (Won)38,762 million, respectively.

9. Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of December 31, 2011 are as follows:

(in millions of Won)
	The Controlling Company (*1)		Subsidiaries (*2)	Total
Assets
Trade accounts and notes receivable and other financial assets	(Won)	—	63,154	63,154
Inventories		—	23,186	23,186
Property, plant and equipment		16,887	172,538	189,425
Intangible assets		—	7,389	7,389
Other assets		—	45,883	45,883

		16,887	312,150	329,037

Liabilities
Trade accounts and note payables and other financial liabilities		—	28,509	28,509
Borrowings		—	144,920	144,920
Other liabilities		—	53,178	53,178

		—	226,607	226,607

Net assets	(Won)	16,887	85,543	102,430

(*1)	The controlling company plans to dispose of equipments of existing steel manufacturing plants due to the completion and expected use of new plant. Book value of property, plant and equipment which are expected to be sold by the first half of 2012, net of impairment recorded, in the amount of (Won)16,887 million, are reclassified as non-current assets held for sale.
(*2)	Daewoo International Corporation, one of the controlling company’s subsidiaries, determined to dispose of Daewoo Cement (Shandong) Co., Ltd. in order to close down its non-core business and collect long-term receivables and securities, with the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and requested approval from the Ministry of Commerce of the People’s Republic of China is in progress as of December 31, 2011.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

10. Investments in Associates

(a)	Details of investments in associates as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011						December 31, 2010		January 1, 2010
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value		Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	4,920,000	24.00	(Won)	1,266,900	(Won)	1,377,114	(Won)	1,314,808	(Won)	—
Sungjin Geotec Co., Ltd.	17,193,510	36.69		239,877		194,942		227,245		—
SNNC Co., Ltd.	18,130,000	49.00		90,650		154,131		145,466		94,520
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00		45,800		34,227		42,151		42,715
Cheongna IBT Co., Ltd.	4,528,384	18.58		45,651		35,564		39,607		2,067
Blue ocean PEF	333	27.52		33,300		35,971		—		—
METAPOLIS Co., Ltd.	4,229,280	40.05		15,410		15,674		32,666		38,490
POSMATE Co., Ltd.	214,286	30.00		7,233		22,409		20,989		13,059
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	25.10		10,040		21,026		21,317		13,527
Others	—	—		—		94,507		156,712		91,442

						1,985,565		2,000,961		295,820

[Foreign]
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		374,868		—		—
AMCI (WA) Pty Ltd.	—	49.00		213,446		168,212		213,446		—
Nickel Mining Company SAS	3,234,698	49.00		157,585		168,292		180,671		190,149
KOBRASCO	2,010,719,185	50.00		32,950		128,884		141,939		98,943
KOREA LNG Ltd.	2,400	20.00		137,993		127,901		133,793		—
Eureka Moly LLC	—	20.00		121,209		109,772		109,177		113,105
DMSA, AMSA	—	4.00		100,770		119,556		100,536		—
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00		61,961		95,577		89,313		63,667
CAML Resources Pty. Ltd.	3,239	33.34		40,388		55,465		67,401		41,496
South-East Asia Gas Pipeline Company Ltd.	118,099,219	25.04		131,531		136,175		56,636		—
POSCHROME	43,350	50.00		19,859		24,674		29,201		11,441
USS-POSCO Industries	254,649	50.00		277,715		16,880		40,000		45,961
NCR LLC	—	20.00		23,744		24,107		23,931		—
Others	—	—		—		295,731		119,420		89,867

						1,846,094		1,305,464		654,629

					(Won)	3,831,659	(Won)	3,306,425	(Won)	950,449

(b)	The fair value of investments in associates for which there are published price quotations as of December 31, 2011 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	(Won)	184,830

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(c)	The movements of investments in associates for the years ended December 31, 2011 and 2010 are as follows:

1)	December 31, 2011

(in millions of Won)
Company	Dec. 31, 2010 Book Value		Equity method Profits (Losses)		Other Increase (Decrease) (*1)		Dec. 31, 2011 Book Value

[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,314,808	(Won)	82,450	(Won)	(20,144)	(Won)	1,377,114
Sungjin Geotec Co., Ltd.		227,245		(33,650)		1,347		194,942
SNNC Co., Ltd.		145,466		49,605		(40,940)		154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151		(7,924)		—		34,227
Cheongna IBT Co., Ltd.		39,607		(4,043)		—		35,564
Blue ocean PEF		—		1,478		34,493		35,971
METAPOLIS Co., Ltd.		32,666		(16,992)		—		15,674
POSMATE Co., Ltd.		20,989		3,141		(1,721)		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		21,317		(146)		(145)		21,026
Others		156,712		(4,290)		(57,915)		94,507

		2,000,961		69,629		(85,025)		1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—		5,658		369,210		374,868
AMCI (WA) Pty Ltd.		213,446		(32,879)		(12,355)		168,212
Nickel Mining Company SAS		180,671		(7,073)		(5,306)		168,292
KOBRASCO		141,939		36,911		(49,966)		128,884
KOREA LNG Ltd.		133,793		8,026		(13,918)		127,901
Eureka Moly LLC		109,177		(754)		1,349		109,772
DMSA, AMSA		100,536		38		18,982		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313		1,797		4,467		95,577
CAML Resources Pty. Ltd.		67,401		15,517		(27,453)		55,465
South-East Asia Gas Pipeline Company Ltd.		56,636		(25)		79,564		136,175
POSCHROME		29,201		1,422		(5,949)		24,674
USS-POSCO Industries		40,000		(31,585)		8,465		16,880
NCR LLC		23,931		(85)		261		24,107
Others		119,420		(16,028)		192,339		295,731

		1,305,464		(19,060)		559,690		1,846,094

	(Won)	3,306,425	(Won)	50,569	(Won)	474,665	(Won)	3,831,659

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	December 31, 2010

Company	Jan. 1, 2010 Book Value		Equity method Profits (Losses)		Other Increase (Decrease)		Dec. 31, 2010 Book Value

[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	—	(Won)	54,168	(Won)	1,260,640	(Won)	1,314,808
Sungjin Geotec Co., Ltd.		—		(9,108)		236,353		227,245
SNNC Co., Ltd.		94,520		63,680		(12,734)		145,466
Busan-Gimhae Light Rail Transit Co., Ltd.		42,715		(563)		(1)		42,151
Cheongna IBT Co., Ltd.		2,067		(4,201)		41,741		39,607
METAPOLIS Co., Ltd.		38,490		(5,824)		—		32,666
POSMATE Co., Ltd.		13,059		(558)		8,488		20,989
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		13,527		7,135		655		21,317
Others		91,442		3,349		61,921		156,712

		295,820		108,078		1,597,063		2,000,961

[Foreign]
AMCI (WA) Pty Ltd.		—		—		213,446		213,446
Nickel Mining Company SAS		190,149		9,581		(19,059)		180,671
KOBRASCO		98,943		51,210		(8,214)		141,939
KOREA LNG Ltd.		—		2,934		130,859		133,793
Eureka Moly LLC		113,105		(1,165)		(2,763)		109,177
DMSA, AMSA		—		(39)		100,575		100,536
BX STEEL POSCO Cold RolledSheet Co., Ltd.		63,667		24,411		1,235		89,313
CAML Resources Pty. Ltd.		41,496		15,660		10,245		67,401
South-East Asia Gas Pipeline Company Ltd.		—		—		56,636		56,636
POSCHROME		11,441		783		16,977		29,201
USS-POSCO Industries		45,961		(9,165)		3,204		40,000
NCR LLC		—		(40)		23,971		23,931
Others		89,867		(19,591)		49,144		119,420

		654,629		74,579		576,256		1,305,464

	(Won)	950,449	(Won)	182,657	(Won)	2,173,319	(Won)	3,306,425

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

(d)	Summarized financial information of associates as of December 31, 2011, 2010 and January 1, 2010 are as follows:

1)	December 31, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.		717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.		610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.		817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.		433,306	263,377	169,929	305	(20,527)
Blue ocean PEF		385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.		579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.		90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		302,887	256,485	46,402	67,459	2,099
[Foreign]
POSCO-NPS Niobium LLC		749,737	—	749,737	11,433	11,317
Nickel Mining Company SAS		496,518	94,900	401,618	142,456	(12,983)
KOBRASCO		314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.		24,169	10,492	13,677	95,385	92,600
DMSA, AMSA		5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO Cold RolledSheet Co.,		1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.		217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.		596,972	53,140	543,832	—	(99)
POSCHROME		61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries		470,963	434,722	36,241	1,062,110	(61,478)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	December 31, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	57,563,928	52,926,182	4,637,746	3,443,403	232,968
Sungjin Geotec Co., Ltd.		600,667	460,621	140,046	401,551	(9,939)
SNNC Co., Ltd.		648,884	305,839	343,045	533,291	149,377
Busan-Gimhae Light Rail Transit Co., Ltd.		677,502	508,896	168,606	105	(2,252)
Cheongna IBT Co., Ltd.		457,438	266,020	191,418	666	(23,413)
METAPOLIS Co., Ltd.		600,290	518,914	81,376	176,511	(14,542)
POSMATE Co., Ltd.		94,030	23,770	70,260	130,418	27,707
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		254,216	212,279	41,937	80,772	20,586
[Foreign]
Nickel Mining Company SAS		528,637	95,166	433,471	186,149	27,233
KOBRASCO		348,954	65,076	283,878	136,860	87,957
KOREA LNG Ltd.		13,850	87	13,763	17,691	16,925
DMSA, AMSA		5,301,319	3,930,064	1,371,255	—	(987)
BX STEEL POSCO Cold RolledSheet Co.,		1,003,494	675,931	327,563	1,421,734	97,645
CAML Resources Pty. Ltd.		210,319	65,298	145,021	265,256	46,969
South-East Asia Gas Pipeline Company Ltd.		227,499	17,966	209,533	—	—
POSCHROME		76,611	7,693	68,918	71,316	6,305
USS-POSCO Industries		459,290	369,082	90,208	1,020,538	(15,710)

3)	January 1, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity
[Domestic]
SNNC Co., Ltd.	(Won)	505,417	285,761	219,656
Busan-Gimhae Light Rail Transit Co., Ltd.		485,887	315,029	170,858
Cheongna IBT Co., Ltd.		328,046	294,946	33,100
METAPOLIS Co., Ltd.		460,073	364,156	95,917
POSMATE Co., Ltd.		59,804	17,372	42,432
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		144,992	123,640	21,352
[Foreign]
Nickel Mining Company SAS		551,969	102,228	449,741
KOBRASCO		273,311	75,424	197,887
BX STEEL POSCO Cold RolledSheet Co.,		1,018,978	791,925	227,053
CAML Resources Pty. Ltd.		137,046	52,313	84,733
POSCHROME		64,564	9,494	55,070
USS-POSCO Industries		443,184	338,318	104,866

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

11. Investment Property, Net

(a)	Investment property as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011		December 31, 2010	January 1, 2010

Cost	(Won)	766,905	701,005	629,357
Less: Accumulated depreciation and accumulated impairment loss		(239,372)	(207,640)	(71,150)

Carrying value	(Won)	527,533	493,365	558,207

As of December 31, 2011, the fair value of investment property is (Won) 837,511 million, among which the Company evaluated investment property of 7 subsidiaries including International Business Center Corporation as its book value amounted to (Won) 82,396 million since it is believed that fair value is approximately same as book value.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2011 and 2010 are as follows:

1)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisition	Business combination	Disposal	Depreciation (*1)	Others (*2)	Ending

Land	(Won)	211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings		278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures		3,540	6,072	—	—	(640)	(2,649)	6,323

Total	(Won)	493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of investment property amounted to (Won) 23,048 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition	Business combination	Disposal	Depreciation (*1)	Others (*2)	Ending

Land	(Won)	238,682	87,114	7,923	(65,759)	(60,463)	3,967	211,464
Buildings		317,495	47,088	20,548	(47,124)	(84,656)	25,010	278,361
Structures		2,030	—	1,945	—	(809)	374	3,540

Total	(Won)	558,207	134,202	30,416	(112,883)	(145,928)	29,351	493,365

(*1)	Impairment losses of investment property amounted to (Won) 127,515 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Cost	(Won)	51,653,789	46,992,804	41,210,602
Less : Accumulated depreciation		(23,134,937)	(21,523,736)	(18,866,625)
Less : Government grants		(65,668)	(31,328)	(1,230)

Book value	(Won)	28,453,184	25,437,740	22,342,747

(b)	The changes in carrying value of property, plant and equipment as for the years ended December 31, 2011 and 2010 are as follows:

1)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisition (*1)	Business combination	Disposal	Depreciation(*2)	Others (*3)	Ending
Land	(Won)	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Capital Lease Assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in-progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	(Won)	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Impairment losses of property, plant and equipment amounted to (Won) 25,852 million are included.
(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition (*1)	Business combination	Disposal	Depreciation	Others (*2)	Ending
Land	(Won)	1,767,579	169,090	94,126	(26,396)	—	7,452	2,011,851
Buildings		2,754,487	442,607	278,812	(68,791)	(217,835)	361,883	3,551,163
Structures		1,579,212	592,421	12,059	(9,410)	(131,556)	27,463	2,070,189
Machinery and equipment		11,735,492	4,170,812	247,224	(54,912)	(2,480,608)	159,374	13,777,382
Vehicles		52,113	39,444	11,221	(3,524)	(27,359)	(7,722)	64,173
Tools		67,107	43,480	1,520	(26,324)	(20,479)	10,133	75,437
Furniture and fixtures		84,232	67,128	2,559	(7,063)	(52,601)	30,422	124,677
Capital Lease Assets		23,060	20,948	88	(556)	(11,699)	11,265	43,106
Construction-in-progress		4,279,465	5,493,240	72,485	(24,796)	—	(6,100,632)	3,719,762

Total	(Won)	22,342,747	11,039,170	720,094	(221,772)	(2,942,137)	(5,500,362)	25,437,740

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011	December 31, 2010

Average expenditure costs	1,433,877	350,000
Capitalized borrowing costs	78,777	12,897
Capitalized interest rate	5.49%	3.68%

(d)	Pledged as collateral assets

(in millions of Won)	Collateral right holder	December 31, 2011		December 31, 2010	January 1, 2010

Land (*1)	Korean Development Bank and others	(Won)	381,096	235,486	220,732
Buildings and structures (*1)	Korean Development Bank and others		139,169	165,251	105,465
Machinery and equipment	The Export-Import Bank of Korea and others		218,816	231,521	387,828

		(Won)	739,081	632,258	714,025

(*1)	Investment property are included.

(e)	Based on an asset life study performed in 2011, the Company changed the estimated useful life of certain machinery and equipments in its steel business from 8 years to 15 years. During the year ended December 31, 2011, the depreciation costs decreased by (Won) 1,227,169 million as a result of this change in the estimated useful life.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

13. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Cost	(Won)	5,457,923	4,697,429	928,520
Less : Accumulated amortization and accumulated impairment loss		(210,923)	(77,634)	(173,895)
Less : Government grants		(2,072)	(626)	(394)

Book value	(Won)	5,244,928	4,619,169	754,231

(b)	The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2011 and 2010 are as follows:

1)	For the year ended December 31, 2011

			Increase			Decrease
(in millions of Won)	Beginning		Acquisition	Development	Business combination	Disposal	Amortization	Others (*3)	Ending

Goodwill (*1)	(Won)	1,447,743	—	—	224,032	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	8,207	274,907
Premium in rental (*2)		159,761	15,355	—	9	(3,457)	(8,391)	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	(285)	94,746
Exploration and evaluation assets		594,464	10,151	—	—	(38,563)	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	(1,624)	1,414,315
Client relationships		778,080	—	—	75,836	—	(46,848)	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	(34,539)	339,156

	(Won)	4,619,169	664,124	252	308,725	(55,388)	(148,246)	(143,708)	5,244,928

(*1)	Acquisition amounts include goodwill amounting to (Won) 119,260 million related to the acquisition of POSCO Thainox Co., Ltd. in 2011 (note 38). An impairment loss of (Won) 14,958 million is related to the negative capital of DAESAN (CAMBODIA) Co. Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation differences and other adjustments.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	For the year ended December 31, 2010

			Increase			Decrease
(in millions of Won)	Beginning		Acquisition	Development	Business combination	Disposal	Amortization	Others (*3)	Ending

Goodwill (*1)	(Won)	268,080	—	—	1,179,663	—	—	—	1,447,743
Intellectual property rights		50,365	7,863	—	58,245	(12)	(1,142)	3,781	119,100
Premium in rental (*2)		168,701	39,309	—	34	(6,015)	(788)	(41,480)	159,761
Development expense		47,648	21,417	28	4,338	(7,522)	(14,611)	(2,023)	49,275
Port facilities usage rights		99,552	28,024	—	—	—	(19,415)	—	108,161
Exploration and evaluation assets		—	84,807	—	509,657	—	—	—	594,464
Mining development assets		—	50,793	—	1,007,561	—	—	—	1,058,354
Client relationships		—	—	—	789,200	—	(11,120)	—	778,080
Other intangible assets		119,885	83,784	—	148,587	(12,424)	(28,268)	(7,333)	304,231

	(Won)	754,231	315,997	28	3,697,285	(25,973)	(75,344)	(47,055)	4,619,169

(*1)	Acquisition amounts include goodwill amounting to (Won) 1,163,922 million related to acquisition of Daewoo International Corporation in 2010 (note 38).
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation differences and other adjustments.

(c)	For the purpose of impairment testing, goodwill is allocated to individual operating entities determined to be CGUs. The goodwill amount as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Daewoo International Corporation (*1)	(Won)	1,163,922	1,163,922	—
POSCO Engineering Company (formerly Daewoo Engineering Company) (*2)		194,637	194,637	194,637
POSCO - Thainox Public
Company Limited (*3)		119,259	—	—
Multiple units without significant goodwill		178,999	89,184	73,443

Total	(Won)	1,656,817	1,447,743	268,080

(*1)	Recoverable amounts of Daewoo international Corporation were determined based on value-in-use. As of December 31, 2011, value-in-use is estimated by applying 6.90%~7.40% discount rate and 2.65%~3.15% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2011 as the recoverable amount exceeded the carrying value of the CGU.
(*2)	Recoverable amounts of POSCO Engineering Company were determined based on value-in-use. As of December 31, 201, value-in-use is estimated by applying 11.71%~13.71% discount rate and 1%~3% terminal growth rate with 5 years, the period for the estimated future cash flows based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2011 as the recoverable amount exceeded the carrying value of the CGU.
(*3)	No impairment loss of goodwill was recognized since there was no objective evidence of impairment noted subsequent to September 30, 2011, the date POSCO- Thainox Public Company Limited was acquired.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

14. Other Assets

(a)	Other current assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011		December 31, 2010	January 1, 2010
Other current assets
Advance payment	(Won)	1,035,846	899,006	650,496
Prepaid expenses		180,369	72,180	35,408
Others		3,927	973	4,282

	(Won)	1,220,142	972,159	690,186

(b)	Other long-term assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011		December 31, 2010	January 1, 2010
Other non-current assets
Long-term advance payment	(Won)	2,895	141,726	79,444
Long-term prepaid expenses		190,741	109,835	115,447
Others (*1)		436,651	408,253	55,584

	(Won)	630,287	659,814	250,475

(*1)	Includes guarantee deposits of (Won) 257,878 million as of December 31, 2011 and 2010 in relation to exploration of Australia Roy Hill iron ore mine.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Bank	Borrowing date	Maturity date	Interest Rate(%)	December 31, 2011		December 31, 2010	January 1, 2010

Short-term borrowings
Bank overdrafts	BOA, others	March 2011~ December 2011	March 2012~ December 2012	0.4~6.1	(Won)	233,804	200,389	106,069
Bank borrowings (*1)	HSBC, others	January 2011~ December 2011	January 2012~ December 2012	0.3~11.4		9,339,182	6,888,796	3,067,103

						9,572,986	7,089,185	3,173,172

Current portion of long-term borrowings
Current portion of long-term bank borrowings (*1)	NH Bank, others	December 2000~ September 2011	February 2012~ December 2012	0.7~11.0		428,409	394,227	468,996
Current portion of foreign loan	NATIXIS	June 1984	December 2012	2.0		951	963	1,065
Current portion of debentures (*1)	KB Investment & Securities, others	May 2007~ November 2009	February 2012~ November 2012	5.2~7.3		790,050	2,995,726	315,085
Less : Current portion of discount on debentures issued						(886)	(3,801)	(219)

						1,218,524	3,387,115	784,927

					(Won)	10,791,510	10,476,300	3,958,099

(*1)	Property, plant and equipment, investment in associates and long-term prepaid expenses amounting to (Won) 706,560 million, (Won) 103,169 million and (Won) 391 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Long-term borrowings, excluding current portion as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Bank	Borrowing date	Maturity date	Interest Rate(%)	December 31, 2011		December 31, 2010	January 1, 2010
Long-term bank borrowings (*1)	Korean Development Bank, others	December 2000~ September 2011	January 2013~ August 2039	0.1~13.0	(Won)	4,614,391	3,431,521	1,381,648
Less : Present value discount						(302,118)	(81,610)	(746)
Foreign loan (*2)	NATIXIS	June 1984	March 2017	2.0		3,071	4,074	5,572
Debentures (*1,3,4)	Korean Development Bank, others	June 2006~ December 2011	May 2013~ December 2021	1.6~8.8		11,776,893	7,357,310	6,915,294
Less : Discount on debentures issued						(94,356)	(64,649)	(70,449)
Add : Premium on debentures redemption						21,493	11,138	10,067
Add : Premium on debentures issued						833	6,157	—

					(Won)	16,020,207	10,663,941	8,241,386

(*1)	Property , plant and equipment, investment in associates and long-term prepaid expenses amounting to (Won) 706,560 million, (Won) 103,169 million and (Won) 391 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	Korea Development Bank has provided guarantees related to this foreign loan.
(*3)	In 2009, one of the controlling company’s subsidiaries, Daewoo International Corporation, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. They are classified as fair value through profit or loss and measured at fair value ((Won) 333,004 million) as of December 31, 2011.
(*4)	The Company redeemed JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds in August 2011. The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs in August 2011. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders.

16. Other Financial Liabilities

(a)	Other short-term financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010
Short-term financial liabilities
Accounts payable	(Won)	1,048,895	874,629	650,767
Accrued expenses		457,070	415,657	352,060
Dividends payable		5,822	6,176	10,194
Derivatives liabilities		146,903	90,384	34,880
Finance lease liabilities		15,295	14,073	6,813
Financial guarantee liabilities		7,510	8,919	—
Withholding		129,695	111,039	—

	(Won)	1,811,190	1,520,877	1,054,714

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Other long-term financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010
Long-term financial liabilities
Accounts payable	(Won)	149,308	2,438	4,027
Accrued expenses		20,068	22,348	74,482
Derivatives liabilities		48,934	11,925	8,831
Finance lease liabilities		29,504	27,039	17,074
Financial guarantee liabilities		24,732	19,046	6,295
Long-term withholding		78,014	92,978	94,387

	(Won)	350,560	175,774	205,096

17. Provisions

(a)	Provisions as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011			December 31, 2010		January 1, 2010
	Current		Non-current	Current	Non-current	Current	Non-current

Provision for bonus payments	(Won)	47,682	—	37,978	—	20,861	—
Provision for construction warranties		19,656	30,967	25,804	23,264	38,594	9,035
Provision for contingency (*1)		—	38,847	—	126,626	—	—
Others		2,094	39,529	27	2,259	3,850	2,970

	(Won)	69,432	109,343	63,809	152,149	63,305	12,005

(*1)	As of December 31, 2011 and 2010, includes provision of (Won) 38,847 million and (Won) 75,817 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000 (note 35).

(b)	Changes in provisions for the year ended December 31, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others (*1)	Ending

Provision for bonus payments	(Won)	37,978	30,592	(20,888)	—	47,682
Provision for construction warranties		49,068	30,724	(12,958)	(16,211)	50,623
Provision for contingency		126,626	—	—	(87,779)	38,847
Others		2,286	371	(272)	39,238	41,623

	(Won)	215,958	61,687	(34,118)	(64,752)	178,775

(*1)	Include adjustments of foreign currency translation difference and transfer to non-current liability held for sale.

(c)	Changes in provisions for the year ended December 31, 2010 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others (*1)	Ending

Provision for bonus payments	(Won)	20,861	373,335	(356,134)	(84)	37,978
Provision for construction warranties		47,629	17,216	(15,705)	(72)	49,068
Provision for contingency		—	—	—	126,626	126,626
Others		6,820	6,486	(14,843)	3,823	2,286

	(Won)	75,310	397,037	(386,682)	130,293	215,958

(*1)	Include adjustments of foreign currency translation difference and increase due to acquisition of Daewoo International Corporation.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

18. Employee Benefits

(a)	Defined Contribution Plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the year ended December 31, 2011 is (Won) 8,874 million, which is included in profit or loss based on the function of the related employees.

(b)	Defined Benefit Plan

The Company partially operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Present value of funded obligations	(Won)	1,158,329	1,443,954	1,098,475
Fair value of plan assets		(832,771)	(964,727)	(790,509)
Present value of non-funded obligations		14,909	23,899	7,452

Net defined benefit obligations	(Won)	340,467	503,126	315,418

(d)	The changes in present value of defined benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010
Defined benefit obligation at the beginning of year	(Won)	1,467,853	1,105,927
Current service costs (*1)		207,871	156,308
Interest costs		67,372	57,473
Actuarial losses		43,166	189,501
Business combinations		221	52,641
Benefits paid		(593,369)	(102,837)
Others		(19,876)	8,840

Defined benefit obligation at the end of year	(Won)	1,173,238	1,467,853

(*1)	This amount includes loss from a plan settlement in the amount of (Won) 3,704 million for the year ended December 31, 2011.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	The changes in fair value of plan assets for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Fair value of plan assets at the beginning of period	(Won)	964,727	790,509
Expected return on plan assets		38,244	39,810
Actuarial gains and losses		3,073	22,390
Contributions of participants		190,909	148,354
Business combination		354	38,805
Others		14,059	3,473
Benefits paid		(378,595)	(78,614)

Fair value of plan assets at the end of period	(Won)	832,771	964,727

(f)	The fair value of plan assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Equity instruments	(Won)	7,703	512,850	455,563
Debt instruments		103,074	289,907	288,282
Deposits		538,260	—	—
Others		183,734	161,970	46,664

	(Won)	832,771	964,727	790,509

(g)	The amounts recognized in profit or loss for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Current service costs	(Won)	207,871	156,308
Interest costs		67,372	57,473
Expected return on plan assets		(38,244)	(39,810)

	(Won)	236,999	173,971

(h)	The above expenses recognized in profit or loss are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Cost of goods sold	(Won)	177,020	137,263
Selling and administrative expenses		59,979	36,708

	(Won)	236,999	173,971

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(i)	Accumulated actuarial gains and losses, net of tax, recognized in other comprehensive income as of and for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Beginning balance	(Won)	(152,125)	—
Current actuarial gains and losses		(30,577)	(152,125)

Ending balance	(Won)	(182,702)	(152,125)

(j)	The principal actuarial assumptions as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(%)	December 31, 2011	December 31, 2010	January 1, 2010

Discount rate	3.86~5.42	3.22~5.66	3.22~5.66
Expected return on plan assets	2.00~5.29	3.38~6.19	3.38~6.19
Expected future salary inceases	1.03~7.35	1.00~5.90	1.00~5.90

19. Other Liabilities

(a)	Other current liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Due to customers for contract work	(Won)	449,470	703,900	516,611
Advances received		973,427	484,155	320,825
Unearned revenue		36,935	26,338	8,497
Withholding accounts		114,941	105,079	194,856
Deferred revenue		362	378	225
Others (*1)		224,496	136,221	114,428

	(Won)	1,799,631	1,456,071	1,155,442

(*1)	Includes other current liabilities amounting to (Won) 204,653 million, (Won) 129,318 million and (Won) 94,749 million as of December 31, 2011, 2010 and January 1, 2010, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

(b)	Other long-term liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Advances received	(Won)	1,547	3,583	40
Unearned revenue		1,200	1,539	2,364
Others (*1)		81,756	75,264	25,987

	(Won)	84,503	80,386	28,391

(*1)	Includes other long-term liabilities amounting to (Won) 14,857 million, (Won) 12,254 million and (Won) 10,957 million as of December 31, 2011, 2010 and January 1, 2010, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)
	December 31, 2011		December 31, 2010	January 1, 2010

Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	50,861	182,208	795,811
Derivatives assets held for trading		108,751	140,031	87,063

		159,612	322,239	882,874

Available-for-sale financial assets		4,608,597	6,126,926	5,034,237
Held-to-maturity securities		35,574	39,813	112,561
Loans and receivables		20,210,417	17,325,040	14,586,078

	(Won)	25,014,200	23,814,018	20,615,750

2)	Financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	(Won)	195,837	102,309	43,711
Designated as financial liabilities at fair value through profit or loss		333,004	447,308	—

		528,841	549,617	43,711

Financial liabilities evaluated as amortised cost
Trade accounts and notes payable		4,397,662	3,981,079	2,392,317
Borrowings		26,478,713	20,692,933	12,199,485
Financial guarantee liabilities		32,242	27,965	6,295
Others		1,933,671	1,566,377	1,209,803

		32,842,288	26,268,354	15,807,900

	(Won)	33,371,129	26,817,971	15,851,611

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

3)	Financial profit and loss by category of financial instrument for the years ended December 31, 2011 and 2010 is as follows:

	December 31, 2011

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss

Financial assets at fair value through profit or loss	(Won)	3	—	—	—	544,913	70,656	615,572	—
Available-for-sale financial assets		768	143,880	—	—	453,540	(152,804)	445,384	(1,231,758)
Held-to-maturity securities		1,749	—	—	—	—	(311)	1,438	—
Loans and receivables		213,714	—	(26,239)	46,971	(41,171)	(95)	193,180	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(506,664)	(150,963)	(657,627)	—
Financial liabilities are evaluated as amortised cost		(788,348)	—	(140,052)	(317,867)	—	(27,956)	(1,274,223)	—

	(Won)	(572,114)	143,880	(166,291)	(270,896)	450,618	(261,473)	(676,276)	(1,231,758)

‚	December 31, 2010

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income

Financial assets at fair value through profit or loss	(Won)	196	—	—	—	195,543	63,568	259,307	—
Available-for-sale financial assets		9,822	102,161	—	—	624	(57,133)	55,474	589,601
Held-to-maturity securities		64	—	—	—	465	—	529	—
Loans and receivables		282,846	—	(18,628)	20,483	(2,827)	(430)	281,444	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(174,943)	7,319	(167,624)	—
Financial liabilities are evaluated as amortised cost		(586,883)	—	54,231	(239,375)	—	(6,157)	(778,184)	—

	(Won)	(293,955)	102,161	35,603	(218,892)	18,862	7,167	(349,054)	589,601

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets is the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2011, 2010 and January 1, 2010 is as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Cash and cash equivalents	(Won)	4,598,682	3,521,045	2,273,059
Financial assets at fair value through profit or loss		159,612	322,239	882,874
Available-for-sale financial assets		4,608,597	6,126,926	5,034,237
Held-to-maturity investments		35,574	39,813	112,561
Loans and other receivables		3,978,159	4,311,362	6,490,011
Trade accounts and notes receivable		11,450,515	9,219,011	5,300,233
Long-term trade accounts and notes receivable		183,061	273,622	522,775

	(Won)	25,014,200	23,814,018	20,615,750

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

The Company provides financial guarantees to subsidiaries and has exposure to credit risk. The maximum credit exposures as December 31, 2011, 2010 and January 1, 2010 are (Won) 4,542,734 million, (Won) 3,468,336 million and (Won) 3,993,115 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Trade accounts and notes receivable	(Won)	303,186	242,801	205,595
Other accounts receivable		36,453	58,934	25,443
Long-term loans		61,222	51,244	23,595
Other assets		5,860	4,084	31,711

	(Won)	406,721	357,063	286,344

‚	Impairment losses on financial assets for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Bad debt expenses	(Won)	103,848	51,185
Impairment of available-for-sale financial assets		152,804	57,172
Impairment of held to maturity financial assets		579	—
Other bad debt expenses		28,081	12,877
Less: Reversal of allowance for doubtful accounts		(86,452)	(3,796)
Less: Impairment of available-for-sale financial assets		—	(38)
Less: Impairment of held to maturity financial assets		(268)	—

	(Won)	198,592	117,400

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivables as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011			December 31, 2010		January 1, 2010
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment

Not due	(Won)	6,154,045	8,137	5,105,514	—	4,754,288	—
Over due less than 1 month		4,868,928	233	3,749,035	5,964	445,823	129
1 month - 3 months		256,022	1,506	191,386	2,018	75,132	497
3 months - 12 months		301,875	37,032	465,134	15,597	292,699	25,291
over 12 months		355,892	256,278	224,365	219,222	460,661	179,678

	(Won)	11,936,762	303,186	9,735,434	242,801	6,028,603	205,595

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 were as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Beginning	(Won)	357,063	286,344
Bad debt expenses		103,848	51,185
Other bad debt expenses		28,081	12,877
Reversal of bad debt expenses		(86,452)	(3,796)
Other increase (decrease)		4,181	10,453

Ending	(Won)	406,721	357,063

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interests, are as follows:

(in millions of Won)	Book value		Cash flow for contracts	Due within 1 year	1 year - 5 years	later than 5 years	Total
Non-derivative financial liabilities
Trade accounts payable	(Won)	4,397,662	4,397,662	4,397,279	383	—	4,397,662
Financial guarantee liabilities (*1)		32,242	4,547,734	4,547,732	—	—	4,547,734
Other financial liabilities		1,933,671	1,933,671	1,656,778	266,837	10,056	1,933,671
Borrowings (*2)		26,811,717	29,673,269	11,991,293	13,463,085	4,218,891	29,673,269

	(Won)	33,175,292	40,552,336	22,593,082	13,730,305	4,228,947	40,552,336

(*1)	For issued financial gurantee contracts, the maximum amount of the gurantee is allocated to the earliest period in which the guarantee could be called.
(*2)	Includes cash flows of embedded derivative instruments in relation to exchangeable bonds (exchange right).

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)	Over due less than 1 year		1 year - 5 years	later than 5 years	Total
Derivative financial liabilities
Currency forward	(Won)	135,813	20,986	—	156,799
Currency futures		141	—	—	141
Currency swaps		—	14,885	149	15,034
Others		10,949	12,914	—	23,863

	(Won)	146,903	48,785	149	195,837

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2011, 2010 and January 1, 2010 is as follows:

(in millions of Won)	December 31, 2011			December 31, 2010		January 1, 2010
	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities

USD	(Won)	3,852,909	10,912,882	3,485,974	8,440,832	1,114,116	2,911,218
EUR		275,012	610,454	382,573	518,244	61,989	90,200
JPY		236,046	2,353,794	188,060	2,642,725	67,496	2,268,593
Others		130,753	136,294	60,066	41,011	59,923	30,754

2)	As of December 31, 2011 and 2010, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011			December 31, 2010
	10% increase		10% decrease	10% increase	10% decrease

USD	(Won)	(705,997)	705,997	(495,486)	495,486
EUR		(33,544)	33,544	(13,567)	13,567
JPY		(211,775)	211,775	(245,467)	245,467

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010
Fixed rate
Financial assets	(Won)	7,086,835	7,008,969	8,839,475
Financial liabilities		(24,169,245)	(19,495,665)	(11,475,986)

		(17,082,410)	(12,486,696)	(2,636,511)

Variable rate
Financial liabilities	(Won)	(2,642,472)	(1,644,576)	(723,499)

2)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2011 and 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011			December 31, 2010
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	(Won)	(26,425)	26,425	(16,446)	16,446

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2011, 2010 and January 1, 2010 are as follows

(in millions of Won)	December 31, 2011			December 31, 2010		January 1, 2010
	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value
Assets measured fair value
Financial assets held for trading	(Won)	50,861	50,861	182,208	182,208	795,811	795,811
Available-for-sale financial assets		4,390,224	4,390,224	5,766,998	5,766,998	4,612,580	4,612,580
Derivatives assets held for trading		108,751	108,751	140,031	140,031	87,063	87,063

		4,549,836	4,549,836	6,089,237	6,089,237	5,495,454	5,495,454

Assets measured amortised cost
Cash and cash equivalents		4,598,682	4,598,682	3,521,045	3,521,045	2,273,059	2,273,059
Trade accounts and notes receivable		11,633,576	11,633,576	9,492,633	9,492,633	5,823,008	5,823,008
Loans and other receivables		3,978,159	3,978,159	4,311,362	4,311,362	6,490,011	6,490,011
Held-to-maturity investments		35,574	35,574	39,813	39,813	112,561	112,561

		20,245,991	20,245,991	17,364,853	17,364,853	14,698,639	14,698,639

Liabilities measured fair value
Derivatives liabilities held for trading		195,837	195,837	102,309	102,309	43,711	43,711
Convertible bonds		333,004	333,004	447,308	447,308	—	—

		528,841	528,841	549,617	549,617	43,711	43,711

Liabilities measured amortised cost
Trade accounts and notes payable		4,397,662	4,397,662	3,981,079	3,981,079	2,392,317	2,392,317
Borrowings		26,478,713	26,793,230	20,692,933	20,549,483	12,199,485	12,210,969
Financial guarantee liabilities		32,242	32,242	27,965	27,965	6,295	6,295
Others		1,933,671	1,933,671	1,566,377	1,566,377	1,209,803	1,209,804

	(Won)	32,842,288	33,156,805	26,268,354	26,124,904	15,807,900	15,819,385

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Interest rate of Borrowings (%)	1.8 ~ 4.62	1.19 ~ 5.14	1.28 ~ 5.38

3)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments, by valuation method as of December 31, 2011, 2010 and January 1, 2010 are as follows:

a.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial Assets
Financial assets held for trading	(Won)	—	50,861	—	50,861
Available-for-sale financial assets		3,419,961	31,022	939,241	4,390,224
Derivatives assets held for trading		—	108,751	—	108,751

		3,419,961	190,634	939,241	4,549,836

Financial Liabilities
Derivatives liabilities held for trading		—	195,837	—	195,837
Convertible bonds		333,004	—	—	333,004

	(Won)	333,004	195,837	—	528,841

b.	December 31, 2010

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial Assets
Financial assets held for trading	(Won)	—	182,208	—	182,208
Available-for-sale financial assets		4,944,644	17,194	805,160	5,766,998
Derivatives assets held for trading		—	140,031	—	140,031

		4,944,644	339,433	805,160	6,089,237

Financial Liabilities
Derivatives liabilities held for trading		—	102,309	—	102,309
Convertible bonds		447,308	—	—	447,308

	(Won)	447,308	102,309	—	549,617

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

c.	January 1, 2010

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial Assets
Financial assets held for trading	(Won)	—	795,811	—	795,811
Available-for-sale financial assets		3,967,463	6,714	638,403	4,612,580
Derivatives assets held for trading		—	87,063	—	87,063

		3,967,463	599,588	638,403	5,205,454

Financial Liabilities
Derivatives liabilities held for trading	(Won)	—	43,711	—	43,711

ƒ	Changes in fair value of financial instruments measured by Level 3 for the years ended December 31, 2011 and 2010 are as follows:

a.	December 31, 2011

(in millions of Won)	Beginning		Valuation	Acquisition, others (*1)	Disposal, others (*1)	Ending
Available-for-sale financial assets	(Won)	805,160	157,329	98,242	(121,490)	939,241

(*1)	Included change in amounts due to change of fair value level.

b.	December 31, 2010

(in millions of Won)	Beginning		Valuation	Acquisition, others (*1)	Disposal, others (*1)	Ending
Available-for-sale financial assets	(Won)	638,403	11,568	164,382	(9,193)	805,160

(*1)	Included change in amounts due to change of fair value level.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

21. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of (Won)5,000 per share. As of December 31, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2011, total shares of ADRs are 52,974,264 equivalents to 13,243,566 of common shares.

As of December 31, 2011, ending balance of capital stock amounts to (Won) 482,403 million; however, it is different from par value of issued common stock, which amounted to (Won) 435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Share premium	(Won)	463,825	463,825	463,825
Gains on sale of treasury stock		763,867	694,714	694,714
Capital surplus		(77,240)	(56,978)	41,127

	(Won)	1,150,452	1,101,561	1,199,666

22. Reserves

(a)	Reserves as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Accumulated comprehensive income (loss) of investments in associates	(Won)	(16,186)	(3,909)	33,747
Fair value of available-for-sale financial investments		154,617	1,381,667	804,716
Currency translation differences		283,516	136,669	—
Others		(16,521)	(7,139)	(4,657)

	(Won)	405,426	1,507,288	833,806

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Changes in fair value of available-for-sale securities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Beginning balance	(Won)	1,381,667	804,716
Changes in fair-value of available-for-sale securities		(974,031)	593,946
Reclassification to profit or loss upon disposal		(252,102)	(1,665)
Others		(917)	(15,330)

Ending balance	(Won)	154,617	1,381,667

23. Treasury Shares

In January 2011, the Company sold 342,955 shares of treasury stock for (Won) 164,384 million and recognized (Won) 69,153 million, net of tax, as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for (Won) 61,296 million in 2011. As of December 31, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

24. Stock Appreciation Rights

(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

1)	Class of shares: registered common stock

2)	The number of shares, Exercise price per share, Exercise period

(per share, won)	6th Grant

Granted		90,000
Exercised		64,000
Unexercised		26,000
Exercise price	(Won)	194,900
Exercise period		2007.4.29~2012.4.28

(b)	Expenses related to stock appreciation rights granted to executives incurred for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	4th Grant	5th Grant	6th Grant	Total

Accumulated reversal of stock compensation expenses as of December 31, 2010	(83)	(9,681)	(3,463)	(13,227)
Reversal of stock compensation expenses for the year ended December 31, 2011	—	(1,530)	(2,693)	(4,223)

(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	6th Grant

Risk-free interest rate		3.43%
Option life		104
Expected volatility		0.1659
Rate of expected dividends		2.63%
Stock price	(Won)	380,000
Fair value of share options	(Won)	184,157

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

25. Construction Contracts

(a)	Construction contracts in progress as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Aggregate amount of costs incurred	(Won)	14,711,524	12,778,567	8,846,030
Add : Recognized profits		1,369,479	1,202,835	948,616
Less : Recognized losses		(310,647)	(197,818)	(202,275)
Cumulative construction revenue		15,770,356	13,783,584	9,592,371
Less : Progress billing		(14,638,181)	(13,505,203)	(9,388,120)
Foreign currency gains and losses		(1,966)	(1,744)	1
Others		(218,263)	(5,906)	(21,570)

	(Won)	911,946	270,731	182,682

(b)	Amount due from and due to customers for contract work as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Due from customers for contract work	(Won)	1,361,416	974,631	699,293
Due to customers for contract work		(449,470)	(703,900)	(516,611)

	(Won)	911,946	270,731	182,682

26. Revenue

Details of revenue for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010
Revenues
Goods	(Won)	59,915,941	41,848,201
Services		2,440,639	1,604,524
Construction		5,297,892	4,130,984
Rental income		39,862	42,898
Others		1,244,391	260,648

	(Won)	68,938,725	47,887,255

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

27. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Wages and salaries	(Won)	606,819	446,023
Expenses related to defined benefit plan		60,271	36,708
Other employee benefits		164,508	116,293
Travel		56,635	43,592
Depreciation		172,807	110,093
Communication		13,061	9,195
Electric power		7,529	5,269
Taxes and public dues		50,617	34,869
Rental		65,559	54,739
Repairs		14,919	9,660
Insurance premium		18,239	10,252
Entertainment		17,905	17,050
Advertising		70,939	96,305
Research & development		212,472	141,314
Service fees		286,635	192,979
Supplies		14,357	17,012
Vehicles maintenance		21,491	15,851
Industry association Fee		10,200	10,403
Training		24,375	24,762
Conference		21,739	17,659
Warranty expense		14,166	19,733
Bad debt allowance		103,848	51,186
Others		19,173	19,423

	(Won)	2,048,264	1,500,370

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Selling expenses

Selling expenses for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Freight	(Won)	1,406,269	948,891
Operating expenses for distribution center		8,115	8,694
Sales commissions		85,410	69,823
Sales advertising		1,204	1,483
Sales promotion		16,179	12,096
Sample		7,321	3,478
Sales insurance premium		19,915	14,579
Contract cost		62,986	58,340
Others		4,729	2,956

	(Won)	1,612,128	1,120,340

28. Other Operating Income and Expenses

(a)	Other operating income

Details of other operating income for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Gain on disposal of property, plant and equipment	(Won)	13,812	26,366
Gain on disposal of investment of equity-accounted investees		2,247	2,942
Reversal of allowance for doubtful accounts		86,451	3,796
Miscellaneous income		219,973	186,267
Others		14,595	12,016

	(Won)	337,078	231,387

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Other operating expenses

Details of other operating expenses for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Loss on disposal of property, plant and equipment	(Won)	60,550	83,494
Loss on disposal of investment property		8,826	11,896
Cost of idle assets		16,881	795
Other bad debt expenses		28,081	12,877
Contributions		66,558	74,343
Miscellaneous loss		90,744	101,105
Others		111,819	57,441

	(Won)	383,459	341,951

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of income for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Changes in inventories	(Won)	40,166,313	19,496,278
Employee benefits expenses		2,639,966	2,363,727
Depreciation (*1)		2,133,011	2,960,550
Amortisation		133,288	75,344
Other selling and administrative expenses (*2)		2,880,766	2,064,594
Other cost of sales (*2)		15,530,899	15,382,677
Losses on disposition		60,550	83,494
Donation		66,559	74,344
Other operating expenses		256,350	184,114

	(Won)	63,867,702	42,685,122

(*1)	Includes depreciation expense of investment properties.
(*2)	Includes expenses for research and development, service fees, electric power and others.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

30. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Finance income
Interest income	(Won)	216,234	292,928
Dividend income		143,880	102,161
Gain on foreign currency transaction		1,454,103	844,321
Gain on foreign currency translation		259,014	204,568
Gain on derivatives transactions		549,439	180,933
Gain on valuation of derivatives		111,637	86,823
Gain on disposal of available-for-sale financial assets		454,543	2,590
Others		1,569	24,480

		3,190,419	1,738,804

Finance costs
Interest expenses		788,348	586,883
Loss on foreign currency transaction		1,620,394	808,718
Loss on foreign currency translation		529,910	423,460
Loss on derivatives transactions		512,882	175,196
Loss on valuation of derivatives		188,742	17,784
Impairment of available-for-sale financial assets		152,804	57,172
Others		73,615	18,645

	(Won)	3,866,695	2,087,858

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

31. Income Taxes

(a)	The Company was subject to income taxes on taxable income at the following normal tax rates.

Taxable income	2010	2011	Thereafter

Up to (Won) 200 million	11.00%	11.00%	11.00%
Over (Won) 200 million up to (Won) 20 billion	24.20%	24.20%	22.00%
Over (Won) 20 billion	24.20%	24.20%	24.20%

In December 2011, the Korean government changed the corporate income tax rate (including resident tax) for taxable income exceeding a 20 billion from 22.0% to 24.2% prospectively from 2012.

(b)	Income tax expense for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Current income taxes	(Won)	1,069,240	1,111,427
Deferred income tax due to temporary differences		(318,722)	103,054
Less: Items recorded directly to equity		317,591	(133,009)

Income tax expense	(Won)	1,068,109	1,081,472

(c)	The following table reconciles the expected amount of income tax expense based on statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2011 and 2010:

(in millions of Won)	December 31, 2011		December 31, 2010

Net income before income tax expense	(Won)	4,782,395	5,267,123
Income tax expense computed at statutory rate		1,157,340	1,274,644
Adjustments:		(89,231)	(193,172)
Tax effects due to permanent differences		(13,798)	(28,973)
Tax credit		(193,633)	(268,873)
Unrecognised defered tax assets		68,905	49,196
Tax rate change effect		17,661	—
Difference in tax rate		56,010	24,693
Others		(24,376)	30,785

Income tax expense	(Won)	1,068,109	1,081,472

Effective rate (%)		22.33	20.53

(d)	The income taxes (charged) credited directly in equity for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

(Loss) gain on valuation of available-for-sale investments	(Won)	(306,827)	122,651
Gains on sale of treasury stock		22,078	—
Others		(31,628)	(27,199)

	(Won)	(316,377)	95,452

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011				December 31, 2010
	Dec. 31, 2010		Inc (Dec)	Dec. 31, 2011	Dec. 31, 2009	Inc (Dec)	Dec. 31, 2010
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(27,776)	(1,883)	(29,659)	(39,500)	11,724	(27,776)
Allowance for doubtful accounts		80,349	24,272	104,621	38,283	42,066	80,349
Reserve for technology developments		(269,892)	(96,340)	(366,232)	(179,828)	(90,064)	(269,892)
Depreciation expense		(61,129)	2,841	(58,288)	(78,485)	17,356	(61,129)
Share of profit or loss of equity-accounted investees		(170,016)	(54,120)	(224,136)	(52,151)	(117,865)	(170,016)
Reserve for inventory valuation		1,484	(2,998)	(1,514)	987	497	1,484
Revaluation of assets		(362,949)	(207,454)	(570,403)	(436,051)	73,102	(362,949)
Prepaid expenses		18,733	2,704	21,437	17,669	1,064	18,733
Impairment loss on property, plant and equipment		24,858	634	25,492	11,080	13,778	24,858
Loss on foreign currency translation		90,656	5,131	95,787	45,306	45,350	90,656
Accrued severance benefits		40,710	14,343	55,053	53,374	(12,664)	40,710
Group severance insurance deposits		(36,232)	(6,859)	(43,091)	(30,199)	(6,033)	(36,232)
Provision for construction losses		1,697	1,155	2,852	263	1,434	1,697
Provision for construction warranty		13,056	2,846	15,902	13,040	16	13,056
Appropriated retained earnings for technological development		(246)	81	(165)	(242)	(4)	(246)
Accrued income		(1,061)	(888)	(1,949)	(570)	(491)	(1,061)
Others		317,876	58,231	376,107	318,235	(359)	317,876

		(339,882)	(258,304)	(598,186)	(318,789)	(21,093)	(339,882)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		(305,406)	306,827	1,421	(182,755)	(122,651)	(305,406)
Others		4,141	31,628	35,769	(23,058)	27,199	4,141

		(301,265)	338,455	37,190	(205,813)	(95,452)	(301,265)

Deferred tax from tax credit
Tax credit carryforward and others		280,295	(23,418)	256,877	322,085	(41,790)	280,295
Deferred tax effect due to unrealized gains (losses) and others		(129,000)	120,625	(8,375)	234,726	(363,726)	(129,000)

	(Won)	(489,852)	177,358	(312,494)	32,209	(522,061)	(489,852)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(f)	Deferred tax assets and liabilities for the year ended December 31, 2011, 2010 and January 1, 2010 are as follows:

1)	December 31, 2011

(in millions of Won)	December 31, 2011
	Assets		Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(29,659)	(29,659)
Allowance for doubtful accounts		104,672	(51)	104,621
Reserve for technology developments		—	(366,232)	(366,232)
Depreciation expense		12,319	(70,607)	(58,288)
Share of profit or loss of equity-accounted investees		—	(224,136)	(224,136)
Reserve for inventory valuation		4,319	(5,833)	(1,514)
Revaluation of assets		—	(570,403)	(570,403)
Prepaid expenses		23,045	(1,608)	21,437
Impairment loss on property, plant and equipment		25,492	—	25,492
Loss on foreign currency translation		176,621	(80,834)	95,787
Accrued severance benefits		75,912	(20,859)	55,053
Group severance insurance deposits		—	(43,091)	(43,091)
Provision for construction losses		2,852	—	2,852
Provision for construction warranty		15,902	—	15,902
Appropriated retained earnings for technological development		—	(165)	(165)
Accrued income		—	(1,949)	(1,949)
Others		382,735	(6,628)	376,107

		823,869	(1,422,055)	(598,186)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale investments		199,317	(197,896)	1,421
Others		49,898	(14,129)	35,769

		249,215	(212,025)	37,190

Deferred tax from tax credit
Tax credit carryforward and others		292,255	(35,378)	256,877
Deferred tax effect due to unrealized gains (losses) and others		494,450	(502,825)	(8,375)

	(Won)	1,859,789	(2,172,283)	(312,494)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	December 31, 2010

(in millions of Won)	December 31, 2010
	Assets		Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(27,776)	(27,776)
Allowance for doubtful accounts		80,349	—	80,349
Reserve for technology developments		—	(269,892)	(269,892)
Depreciation expense		7,555	(68,684)	(61,129)
Share of profit or loss of equity-accounted investees		—	(170,016)	(170,016)
Reserve for inventory valuation		1,484	—	1,484
Revaluation of assets		—	(362,949)	(362,949)
Prepaid expenses		18,852	(119)	18,733
Impairment loss on property, plant and equipment		24,858	—	24,858
Loss on foreign currency translation		193,582	(102,926)	90,656
Accrued severance benefits		61,414	(20,704)	40,710
Group severance insurance deposits		—	(36,232)	(36,232)
Provision for construction losses		1,697	—	1,697
Provision for construction warranty		13,056	—	13,056
Appropriated retained earnings for technological development		—	(246)	(246)
Accrued income		—	(1,061)	(1,061)
Others		345,109	(27,233)	317,876

		747,956	(1,087,838)	(339,882)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		266	(305,672)	(305,406)
Others		30,112	(25,971)	4,141

		30,378	(331,643)	(301,265)

Deferred tax from tax credit
Tax credit carryforward and others		315,140	(34,845)	280,295
Deferred tax effect due to unrealized gains (losses) and others		341,471	(470,471)	(129,000)

	(Won)	1,434,945	(1,924,797)	(489,852)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

3)	January 1, 2010

(in millions of Won)	December 31, 2010
	Assets		Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(39,500)	(39,500)
Allowance for doubtful accounts		38,283	—	38,283
Reserve for technology developments		—	(179,828)	(179,828)
Depreciation expense		3,103	(81,588)	(78,485)
Share of profit or loss of equity-accounted investees		—	(52,151)	(52,151)
Reserve for inventory valuation		987	—	987
Revaluation of assets		—	(436,051)	(436,051)
Prepaid expenses		17,756	(87)	17,669
Impairment loss on property, plant and equipment		11,080	—	11,080
Loss on foreign currency translation		132,071	(86,765)	45,306
Accrued severance benefits		53,374	—	53,374
Group severance insurance deposits		—	(30,199)	(30,199)
Provision for construction losses		263	—	263
Provision for construction warranty		13,040	—	13,040
Appropriated retained earnings for technological development		—	(242)	(242)
Accrued income		—	(570)	(570)
Others		263,171	55,064	318,235

		533,128	(851,917)	(318,789)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale investments		9,821	(192,576)	(182,755)
Others		4,874	(27,932)	(23,058)

		14,695	(220,508)	(205,813)

Deferred tax from tax credit
Tax credit carryforward and others		362,608	(40,523)	322,085
Deferred tax effect due to unrealized gains (losses) and others		338,150	(103,424)	234,726

	(Won)	1,248,581	(1,216,372)	32,209

(f)	As of December 31, 2011, the Company did not recognize income tax effects associated with taxable temporary differences of (Won) 3,121,101 million (deferred tax liability (Won) 777,328 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future. As of December 31, 2011, the Company did not recognize income tax effect associated with deductible temporary differences of (Won) 1,352,764 million (deferred tax assets (Won) 327,369 million) mainly relating to loss of subsidiaries and affiliates due to remote possibility of realization.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

32. Earnings per Share

(a)	Basic and diluted earnings per share for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won, except per share information)
	2011		2010

Profit attribute to controlling interest	(Won)	3,648,136	4,105,623
Weighted-average number of common shares outstanding (*1)		77,251,818	77,032,878
Basic and diluted earnings per share		47,224	53,297

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2011	2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,935,017)	(10,153,957)

Weighted-average number of common shares outstanding	77,251,818	77,032,878

33. Operating Profit

Operating profit adjusted by previous GAAP for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Operating profits by K-IFRS	(Won)	5,408,101	5,433,520
Deducted
Gains on disposal of property, plant, and equipment		(13,812)	(26,366)
Gain on disposal of investment of equity-accounted investees		(2,247)	(2,942)
Reversal of allowance for doubtful accounts		(86,451)	(3,796)
Miscellaneous income		(219,973)	(186,267)
Others		(14,595)	(12,016)

		(337,078)	(231,387)

Added
Loss on disposal of property, plant, and equipment		60,550	83,494
Loss on disposal of investment property		8,826	11,896
Idle tangible assets expenses		16,881	795
Other bad debt expenses		28,081	12,877
Donations		66,558	74,343
Miscellaneous expenses		90,744	101,105
Others		111,819	57,442

		383,459	341,952

Operating profits by previous GAAP	(Won)	5,454,482	5,544,085

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

34. Related Party Transactions

(a)	Significant transactions with related companies for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	Sales and others (*1)			Purchase and others (*2)
	2011		2010	2011		2010

Subsidiaries(*3)
POSCO E&C Co., Ltd.	(Won)	26,536	7,441	(Won)	1,687,665	2,292,524
POSCO Processing & Service Co., Ltd.		1,181,088	1,082,903		1,406,245	478,030
POSCO Coated & Color Steel Co., Ltd.		593,656	685,698		1,890	3,178
POSCO ICT Co., Ltd.		1,537	1,212		507,883	485,525
POSCO Chemtech Company Ltd.		423,643	142,677		755,515	573,973
POSCO TMC Co., Ltd.		168,314	151,323		884	91
POSCO AST Co., Ltd.		319,258	267,323		58,475	57,180
Daewoo International Corp.		3,896,857	867,916		5,599	3,799
POSCO NST Co., Ltd.		186,809	9,256		4,734	—
POSCO America Corporation		353,904	233,594		1	—
POSCO Canada Ltd.		—	—		289,047	170,842
POSCO Asia Co., Ltd.		2,029,781	1,377,802		178,395	148,706
POSCO-Japan Co., Ltd.		1,628,069	1,161,919		34,860	272,282
POSCO-IPPC Pvt. Ltd.		148,343	164,628		—	—
POSCO-Mexico Co., Ltd.		347,915	273,241		176	—
Daewoo International Singapore Pte. Ltd.		—	—		149,029	12,447
Others		927,595	1,432,296		1,198,091	750,526

	(Won)	12,233,305	7,859,229	(Won)	6,278,489	5,249,103

Associates(*3)
SNNC Co., Ltd.		4,787	1,763		447,130	519,871
USS-POSCO Industries		342,594	308,998		29	264
Poschrome(Proprietary) Ltd.		—	—		72,502	80,282
Others		213,232	31,528		59,444	303,446

	(Won)	560,613	342,289	(Won)	579,105	903,863

	(Won)	12,793,918	8,201,518	(Won)	6,857,594	6,152,966

(*1)	Sales and others include sales and other operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchase and others include purchase and overhead cost. Purchases and others are mainly related to purchased of construction services and purchase of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of December 31, 2100, the Company provided guarantees to related parties (note 35).

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	Significant transactions with related companies the related account balances as of December 31, 2011, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Receivables (*1)				Payables (*1)
	2011		2010	January, 1 2010	2011		2010	January, 1 2010

Subsidiaries
POSCO E&C Co., Ltd.	(Won)	647	293	480	(Won)	241,918	190,081	437,819
POSCO Processing & Service Co., Ltd.		88,838	129,133	114,783		1,512	6,842	2,696
POSCO Plantec Co., Ltd.		65	—	9		42,534	48,058	22,839
POSCO ICT Co., Ltd.		30	—	1		62,583	63,627	54,529
POSCO Coated & Color Steel Co., Ltd.		116,252	104,755	109,616		335	437	199
POSCO Chemtech Company Ltd.		37,808	33,743	6,880		82,048	62,669	66,008
POSCO TMC Co., Ltd.		21,601	11,823	11,678		134	15	24
POSCO AST Co., Ltd.		33,266	19,065	17,492		7,090	8,255	7,572
Daewoo International Corp.		284,125	139,756	—		1,589	—	—
POSCO NST Co., Ltd.		64,012	—	—		676	—	—
POSCO America Corporation		32,346	12,211	6,163		—	—	—
POSCO Asia Co., Ltd.		227,476	122,626	40,548		1,407	3,767	1,170
POSCO-TBPC Co., Ltd.		27,381	18,376	—		—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		6,713	13,805	24,404		—	—	—
POSCO-Vietnam Co., Ltd.		422	683	95,781		—	—	—
POSCO-Japan Co., Ltd.		52,362	28,515	25,972		1,546	4,958	6,701
POSCO-IPPC Pvt. Ltd.		3,484	10,412	12,356		—	—	—
POSCO-Mexico Co., Ltd.		171,908	80,443	16,247		—	—	—
Others		81,255	15,167	26,073		83,201	32,209	17,840

	(Won)	1,249,991	748,349	526,859	(Won)	526,573	420,918	617,397

Associates
Posmate Co., Ltd.	(Won)	—	1,396	48	(Won)	7,198	6,391	5,222
SNNC Co., Ltd.		223	182	1,974		23,187	57,512	26,963
USS-POSCO Industries		—	58,347	39,100		—	—	—
Others		21,160	7,231	176		809	29,714	78

	(Won)	21,383	67,156	41,298	(Won)	31,194	93,617	32,263

	(Won)	1,271,374	815,505	568,157	(Won)	557,767	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

(c)	For the years ended December 31, 2011 and 2010, details of compensation to key management officers are as follows:

		X143,609	X143,609
(in millions of Won)	2011		2010

Short-term benefits	(Won)	93,231	72,753
Other long-term benefits		23,407	16,757
Retirement benefits		26,971	21,110

	(Won)	143,609	110,620

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to (Won) 4,223 million and (Won)13,227 million, respectively, for the years ended December 31, 2011 and 2010 (note 24).

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2011, are as follows:

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
[The Company]
POSCO	Guangdong Pohang Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	141,395
	POSCO Investment Co., Ltd.	BOC and others	CNY	630,000,000	114,981
		HSBC	MYR	240,000,000	87,110
		HSBC and others	USD	255,000,000	294,092
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	143,000,000	164,922
	POSCO VST Co., Ltd.	ANZ(Tapei) and others	USD	65,000,000	74,965
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	60,000,000	69,198
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	230,000,000	265,259
		Mizuho and others	JPY	4,806,760,000	71,388
	Zhangjiagang Pohang Stainless Steel Co., Ltd	Mizuho and others	USD	160,000,000	184,528
	Zeus (Cayman) Ltd.	Creditor	JPY	12,825,000,000	190,472
	Zeus (Cayman) II Ltd.	Creditor	JPY	24,526,000,000	364,250
Daewoo International Corporation	Daewoo (China) Co., Ltd.	Hana Bank	USD	15,000,000	17,300
	Daewoo Cement (Shandong) Co., Ltd.	Other oversea financial institution	EUR	24,565,296	36,703
		Korea Exchange Bank	CNY	43,000,000	7,848
		Export-Import Bank of Korea and others	USD	29,832,409	34,406
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	577
	Daewoo International Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	7,198,000	8,301
	Daewoo International Japan Corp.	Shinhan Bank	JPY	1,000,000,000	14,852
		ANZ_KOREA	JPY	1,000,000,000	14,852
		MIZUHO	JPY	1,500,000,000	22,277
		SMBC	JPY	1,500,000,000	22,277
	Daewoo International Shanghai Pty. Ltd.	MIZUHO	USD	10,000,000	11,533
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,416
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea and others	USD	29,100,000	33,561
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	28,833
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	7,000,000	8,073
	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	5,000,000	5,767
POSCO E&C Co., Ltd.		Export-Import Bank of Korea and others	USD	18,000,000	20,759
		POSCO Investment Co., Ltd.	USD	9,500,000	10,956
	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	34,599
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	23,066
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	14,398
POSCO ICT Co., Ltd.	VECTUS Ltd.	POSCO Investment Co., Ltd.	USD	2,000,000	2,307
	POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	1,500,000	1,730
POSCO Energy Co., Ltd	PSC Energy Global Co., Ltd	Other foreign banks	USD	129,879,356	149,790
	TECHREN Solar, LLC	Woori Bank	USD	9,571,600	11,039
Pos Calcium CO., Ltd	Pos Calcium CO., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	48,982,500	49
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,867,200,000	27,731
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	2,110,000,000	31,337
POSCO JAPAN Co., Ltd.	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	1,847,500,000	27,438
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	1,333,780,580	19,809
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,213
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C	KB Bank(Seoul)	KRW	102,000,000,000	102,000
	(China) Investment Co., Ltd.	Woori Bank(Beijing branch)	USD	33,000,000	38,059

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	BOC and others	CNY	316,860,000	57,830
			USD	8,220,000	9,480
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,256
Daewoo International Corporation	DMSA, AMSA	Other Bank	USD	123,866,667	142,855
		Other oversea financial institution	USD	16,133,333	18,607
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	5,950,000	6,862
POSCO E&C Co., Ltd.	PSIB Co., Ltd.	Hana Bank	KRW	356,600,000,000	356,600
	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500,000,000	7,500
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	22,458,760,000	22,459
	Pohang Technovalley Pvf Co.Ltd	Shinhan Bank	KRW	7,140,000,000	7,140
POSCO P&S Co., Ltd.	Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,639
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,637,717,095	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530,000,000	2,530
POSCO China Co., Ltd.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	POSCO Investment Co., Ltd.	USD	7,500,000	8,650
Daewoo(China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	China Construction Bank	CNY	100,000,000	18,251
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	46,653,812	53,806
	Sherritt International Corporation	Export-Import Bank of Korea and others	USD	6,090,268	7,024
POSCO E&C Co., Ltd.	Cooperative	NH Bank and others	KRW	3,000,000,000	3,000
	Other cooperatives	ABCP and others	KRW	935,687,702,025	935,688
	1st ALDJ PFV, Ltd	Hana Bank and others	KRW	277,212,000,000	277,212
	THE GALE INVESTMENTS COMPANY, L.L.C. and others	Woori Bank	USD	50,000,000	57,665
POSCO P&S Co., Ltd.	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	40,099
	GIPI	Bank Muscat , Bank Sohar	USD	12,000,000	13,840
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank	KRW	235,638,897,793	235,639
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	14,025,043	16,175
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,604,990,406,464	1,604,990
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	441,611,863	442
	Hyundai Hysco Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	2,194,500,000	2,195
Daewoo Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	50,509,662,000	50,510
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	65,937,188,179	65,937
PHP Co., Ltd	Expo apt	KB Bank	KRW	387,849,000,000	387,849
Daewoo Cement (Shandong) Co., Ltd.	SDAC	Bank of China	USD	35,000,000	40,366

			CNY	1,089,860,000	198,910
			EUR	24,565,296	36,703
			JPY	57,261,240,580	850,421
			KRW	4,126,376,427,919	4,126,376
			MYR	240,000,000	87,110
			USD	1,792,604,988	2,067,411
			UZS	6,519,920,000	4,213

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to (Won) 2,748,647 million. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to (Won) 695,343 million and Project Financing loan amounted to (Won) 444,836 million as of December 31, 2011.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(c)	Other commitments

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2011, 261 million tons of iron ore and 38 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of December 31, 2011, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million, respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Chinabad, west-Fergana,, respectively. The repayment of borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by borrowing agreements.

POSCO E&C Co., Ltd	To contractors involved in some of the construction contracts operator and financial institutions by agreement with the work of the operating funds operator (Won) 81,254 million deposit. POSCO E&C Co., Ltd manage the deposit accounts as a memorandum account without separate accounting treatment reflecting the economic substance because the operator is the owner of above-mentioned account.

POSCO E&C Co., Ltd has bank overdraft agreements of up to (Won) 20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and (Won) 3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to (Won) 260,000 million and USD 308 million with Woori Bank and (Won) 53,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. has entered into the repayment agreement with SMS Energy Co., Ltd., which borrowed money from several lenders including Hana Bank, for its new and renewable energy business. According to the agreement, if the borrower cannot redeem the loan, POSCO ICT Co., Ltd. should repay or undertake it amounting to (Won) 300,126 million and should take charge of revenues from selling electric power after the repayment. Also, if the borrower cannot run the new and renewable energy business due to default and bankruptcy, POSCO ICT Co., Ltd. may acquire the business unit from the borrower.

POSCO Specialty Steel Co., Ltd.

POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to (Won)280,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used (Won) 147,547 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and nine other banks for opening letters of credit of up to USD 98 million, and for a loan of up to (Won)102,255 million. POSCO Specialty Steel Co., Ltd. has used USD 0.6 million, CHF 1.6 million, JPY 95 million and EUR 0.6 million for opening letters of credit and (Won) 9,737 million for a loan.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(d)	Litigation in progress

As of December 2011, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

(in millions of Won, in thousand of foreign currencies)
Company	Legal actions	Amount		Legal equivalent amount	Description
POSCO	12	KRW	8,806	8,806	Lawsuit on the claim for damages
POSCO E&C Co., Ltd.	44	KRW	31,067	31,067	Lawsuit on the claim for payment
POSCO P&S Co., Ltd.	1	KRW	931	931	Lawsuit on the claim for damages
POSCO Plant Engineering Co., Ltd.	4	KRW	3,088	3,088	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	8	KRW	2,211	2,211	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	2	KRW	2,277	2,277	Imposed high tax rate
POSCO E&C (China) Co., Ltd.	1	CNY	3,790	692	Lawsuit on the claim for payment of work compled related with the subcontractor and second
POSCO Engineering Co., Ltd. (formerly Daewoo Engineering Co.,	8	KRW	20,774	20,774	Lawsuit on the claim for damages
POSBRO Co., Ltd.	1	KRW	435	435	Lawsuit on the claim for payment
Daewoo International Corporation	1	CNY	30,000	5,475	Lawsuit on the claim for damages
	1	EUR	5,000	7,471
	1	INR	4,458,849	97,025
	3	KRW	711	711
	3	USD	824	951
	1	UYU	1,103	66

The Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company.

(e)	Other contingencies

As of December 31, 2011, POSCO has provided three blank promissory notes and one blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

As of December 31, 2011, POSCO E&C Co., Ltd. has provided ten blank promissory notes, ten blank checks and six other notes, amounting to (Won)61,704 million approximately, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Co., Ltd has provided fifty-six blank promissory notes to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

36. Cash Flows from Operating Activities

(a)	Adjustments for operating cash flows for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Depreciation (*1)	(Won)	2,133,011	2,960,550
Amortization		133,288	75,344
Finance income (*2)		(1,734,280)	(879,110)
Finance costs (*2)		2,245,957	1,278,630
Income tax expense		1,068,109	1,081,472
Share of profit or loss of equity-accounted investees		(50,569)	(182,657)
Accrual of severance benefits		236,999	173,971
Bad debt expenses		45,477	60,266
Others		186,374	49,449

	(Won)	4,264,366	4,617,915

(*1)	Depreciation expense of investment properties is included.
(*2)	Finance income and finance costs do not contain gains or losses on foreign currency transaction and gains or losses on foreign currency translation.

(b)	Changes in operating assets and liabilities for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Trade accounts and notes receivable	(Won)	(2,402,346)	(538,949)
Other financial assets		(187,607)	226,211
Inventories		(2,538,178)	(3,518,927)
Other current assets		(310,397)	(137,246)
Other long-term assets		47,929	(77,912)
Accounts payable		265,993	(342,177)
Other financial liabilities		260,306	35,008
Other current liabilities		384,943	185,226
Provisions		(36,511)	9,157
Payment of severance benefits		(574,759)	(90,951)
Plan assets		252,671	(140,173)
Other long-term liabilities		(12,791)	(62,737)

	(Won)	(4,850,747)	(4,453,470)

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

37. Operating Segments

(a)	Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments – steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas.

(b)	The segment results are measured based on amounts in accordance with K-IFRS without any adjustment for corporate allocations and segment profit is after tax amounts. The segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations.

(c)	Revenue and segment profit of each segment for the years ended December 31, 2011 and 2010 are as follows:

1)	For the year ended December 31, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Consolidation adjustments(*1)	Total

External revenues		39,151,930	21,097,356	5,476,209	3,213,230	—	68,938,725
Internal revenues		(17,138,610)	(7,525,555)	(2,996,933)	(2,446,417)	—	(30,107,515)
Interest income		154,671	43,842	22,744	22,025	(27,048)	216,234
Interest expenses		551,478	93,532	69,050	110,615	(36,327)	788,348
Depreciation and amortization		2,128,182	37,320	31,238	178,429	(108,870)	2,266,299
Share of profit or loss of equity-accounted investees		(33,361)	—	—	(6,888)	90,818	50,569
Income tax expense		1,111,709	35,322	22,536	16,454	(117,912)	1,068,109
Segments profit		3,689,461	195,298	154,618	155,277	(480,368)	3,714,286
Investment in associates		14,226,687	1,899,762	918,079	186,490	(13,396,434)	3,834,584
Acquisition of non-current assets	(Won)	9,385,381	607,076	207,619	594,514	(241,343)	10,553,247

(*1)	Consolidation adjustment means eliminated intercompany transactions, residuals, unrealized profit and loss related to preparing consolidated financial statements.

2)	For the year ended December 31, 2010

(in millions of Won)	Steel		Trading	Construction	Others	Consolidation adjustments(*1)	Total

External revenues		35,527,373	6,236,030	4,348,796	1,775,056	—	47,887,255
Internal revenues		(10,725,583)	(3,174,342)	(3,574,669)	(1,104,332)	—	(18,578,926)
Interest income		243,306	5,829	25,312	23,986	(5,505)	292,928
Interest expenses		425,024	27,859	60,292	91,799	(18,091)	586,883
Depreciation and amortization		2,949,227	16,613	30,545	74,079	(34,569)	3,035,895
Share of profit or loss of equity-accounted investees		(1,324)	(852)	—	(9,516)	194,348	182,656
Income tax expense		1,025,156	(47,967)	69,780	5,080	29,423	1,081,472
Segments profit		4,088,737	94,014	256,183	12,913	(266,196)	4,185,651
Investment in associate		11,694,102	1,664,760	601,559	39,845	(10,693,841)	3,306,425
Acquisition of non-current assets	(Won)	10,500,517	669,485	169,591	1,480,715	3,116,884	15,937,192

(*1)	Consolidation adjustment means eliminated intercompany transactions, residuals, unrealized profit and loss related to preparing consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(d)	Financial positions of each segment as December 31, 2011, 2010 and January 1, 2010 are as follows:

1)	December 31, 2011

(in millions of Won)	Steel	Trading	Construction	Others	Consolidation adjustments (*1)	Total
Assets
Current assets	20,943,153	7,844,405	6,770,417	3,193,162	(5,194,227)	33,556,910
Non-current assets	47,018,230	4,276,155	1,994,281	3,470,135	(11,906,874)	44,851,927

	67,961,383	12,120,560	8,764,698	6,663,297	(17,101,101)	78,408,837

Liabilities
Current liabilities	11,421,186	7,150,414	4,324,096	2,238,771	(5,529,110)	19,605,357
Non-current liabilities	11,748,724	2,556,208	1,230,001	2,289,512	249,116	18,073,561

	23,169,910	9,706,622	5,554,097	4,528,283	(5,279,994)	37,678,918

(*1)	Consolidation adjustment means eliminated intercompany transactions, residuals, unrealized profit and loss related to preparing consolidated financial statements.

2)	December 31, 2010

(in millions of Won)	Steel	Trading	Construction	Others	Consolidation adjustments (*1)	Total
Assets
Current assets	18,484,564	6,144,044	4,735,659	2,030,014	(3,721,904)	27,672,377
Non-current assets	42,289,172	3,461,662	1,741,701	2,948,123	(8,694,609)	41,746,049

	60,773,736	9,605,706	6,477,360	4,978,137	(12,416,513)	69,418,426

Liabilities
Current liabilities	11,171,303	5,864,783	3,174,657	1,650,165	(3,584,131)	18,276,777
Non-current liabilities	8,398,810	1,654,248	457,709	1,757,701	336,014	12,604,482

	19,570,113	7,519,031	3,632,366	3,407,866	(3,248,117)	30,881,259

(*1)	Consolidation adjustment means eliminated intercompany transactions, residuals, unrealized profit and loss related to preparing consolidated financial statements.

3)	January 1, 2010

(in millions of Won)	Steel	Trading	Construction	Others	Consolidation adjustments (*1)	Total
Assets
Current assets	16,581,002	868,757	4,013,112	1,395,054	(2,428,070)	20,429,855
Non-current liabilities	33,832,385	484,705	1,903,873	2,223,557	(7,347,228)	31,097,292

	50,413,387	1,353,462	5,916,985	3,618,611	(9,775,298)	51,527,147

Liabilities
Current liabilities	6,319,553	832,316	2,747,825	1,239,736	(2,125,799)	9,013,631
Non-current liabilities	7,475,908	6,906	1,018,288	993,512	(314,780)	9,179,834

	13,795,461	839,222	3,766,113	2,233,248	(2,440,579)	18,193,465

(*1)	Consolidation adjustment means eliminated intercompany transactions, residuals, unrealized profit and loss related to preparing consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(e)	As of December 31, 2011, 2010, adjustment for segment’s profit and loss differences are as follows:

(in millions of Won)	December 31, 2011	December 31, 2010

Segments profit	4,194,654	4,451,847
Elimination of intersegment profits	(480,368)	(266,196)
Income tax expense	1,068,109	1,081,472
Profit before income tax expense	4,782,395	5,267,123

(f)	Revenue by geographic area for years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010

Domestic	(Won)	53,986,926	37,759,641
Japan		2,386,578	1,503,703
China		6,070,588	5,133,279
Asia		2,645,428	1,763,108
North America		1,281,906	426,138
Others		2,567,299	1,301,386

	(Won)	68,938,725	47,887,255

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(g)	Non-current assets by geographic area as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	December 31, 2011		December 31, 2010	January 1, 2010

Domestic	(Won)	29,386,052	27,145,016	21,141,361
Japan		320,009	292,742	267,777
China		1,474,983	1,384,862	1,047,802
Asia		1,752,302	754,191	744,832
North America		110,702	72,809	29,460
Others		1,181,597	900,654	423,953

	(Won)	34,225,645	30,550,274	23,655,185

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets. In preparing information on the basis of geography, segment non-current assets are based on the geographical location of the assets.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

38. Business Combinations

(a)	Daewoo International Corporation

POSCO acquired a 68.15% controlling financial interest in Daewoo International Corporation, a Korean Company listed on the Korean Securities Exchange (“Daewoo International”), for (Won) 3,371,481 million in cash in 2010. The acquisition was consummated on September 20, 2010. Daewoo International is engaged in various business activities, such as providing export services, export agent services, intermediary trading, manufacturing, distribution and natural resource development. As a result of the acquisition, the Company expects to enhance its competitiveness through securing the export capability and to create the synergy effect between the Company and its subsidiaries. The results of operations of Daewoo International Corporation have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly.

Goodwill recognised as a result of POSCO’s acquisition of Daewoo International Corporation was as follows:

(in millions of Won)	Amount

I. Consideration transferred	(Won)	3,371,481
II. Non-controlling interests (*1)		1,042,678

Total		4,414,159

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		403,971
Trade accounts and notes receivable and other financial assets		2,881,084
Inventories		722,807
Property, plant and equipment and intangible assets		3,182,679
Other assets		1,642,274

Total		8,832,815

[Liabilities]
Trade accounts and notes payable and other financial liabilities		1,058,922
Borrowings		3,733,623
Other liabilities		790,033

Total		5,582,578

Total acquired net assets		3,250,237

VI. Goodwill recognized	(Won)	1,163,922

(*1)	Non-controlling interests are measured by their proportion of fair value of net assets identifiable.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

The fair value of property, plant and equipment and intangible assets (customer relationship and trademark) have been determined based on an independent valuation.

If the Company had acquired Daewoo International Corporation as of January 1, 2010, consolidated sales and net income for the year ended December 31, 2010 would have been (Won) 57,967,590 million and (Won) 4,129,693 million, respectively. The Company’s consolidated sales and net income for the period September 20, 2010 through December 31, 2010 were (Won) 3,951,609 million and (Won) 870,295 million, respectively.

(b)	POSCO-Thainox Public Company Limited.

The Company has acquired shares in POSCO-Thainox Public Company Limited. from the previous largest shareholder on September 23, 2011 to strengthen global competitiveness and preoccupy in stainless steel market. The Company obtained control of POSCO-Thainox Public Company Limited. since the percentage of shares increased from 15.39% to 75.32%. Goodwill recognised in this business combination is as follows:

(in millions of Won)	Amount

I. Consideration transferred
Acquisition cost of existing shares	(Won)	42,302
Fair value adjustment of existing shares (*1)		57,080
Cash		390,474

Total		489,856

II. Non-controlling interests (*2)		121,413

Total		611,269

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		62,080
Trade accounts and notes receivable and other financial assets		102,464
Inventories		149,901
Property, plant and equipment and intangible assets		340,487
Other assets		20,129

Total		675,061

[Liabilities]
Trade accounts and notes payable and other financial liabilities		147,382
Borrowings		11,803
Other liabilities		23,867

Total		183,052

Total acquired net assets		492,009

VI. Goodwill recognized	(Won)	119,260

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(*1)	Fair value adjustment of (Won) 57,080 million was calculated by revaluing existing shares to fair value, which was recognised as other operating income.
(*2)	Non-controlling interests are measured by their proportion of fair value of net assets identifiable.

After obtaining control, Company acquired additional 19.61% of shares amounting to (Won) 126,927 million through tender offer. In results, the percentage of shares increased from 75.32% to 94.93% as of December 31, 2011. Carrying value of POSCO-Thainox Public Company’s net assets is (Won) 667,571 million. Regarding this transaction, non-controlling interests decreased by (Won) 95,885 million and related differential amounts amounting to (Won) 31,043 million was deducted from consolidated capital surplus since it is equity transaction between consolidated entities.

If the Company had acquired POSCO-Thainox Public Company Limited as of 1 January, 2011, sales and net income in the consolidated financial statement are (Won) 69,243,204 million and (Won) 3,726,225 million, respectively. After acquisition date, sales and net income of this subsidiary are (Won) 92,798 million and (Won) 11,658 million, respectively.

39. Transition to K-IFRS

The previously issued consolidated financial statements as of December 31, 2010 and the statements of financial position at the date of transition are stated in accordance with previous GAAP. However these consolidated financial statements have been prepared in accordance with K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”.

Accordingly, the Company adjusted the financial statements as of December 31, 2010 and previous statements of financial position at the date of transition reported in accordance with previous GAAP. The transition from previous GAAP to K-IFRS affected its reported financial position, financial performance and cash flows is as follows:

(a)	Exemptions elected from K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards” by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS No. 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

1)	Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.

2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations of prior to the date of transition to K-IFRS as deemed cost at the date of transition for certain items of property, plant and equipment and use the fair value at the date of transition as deemed cost at the date of transition for certain machinery and equipment.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

3)	Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS .

4)	Cumulative translation differences

The Company has elected to set the previously cumulative translation differences to zero at the date of transition and these exemption are applied to all foreign operations.

5)	Share-based payment transactions

The Company has not retrospectively applied K-IFRS accounting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.

6)	Leases

For arrangements existing at the date of transition to K-IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(b)	The significant adjustments regarding transition to K-IFRS are as follows:

1)	Employee Benefits

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of statement of financial position. Under K-IFRS, the Company recognized defined benefit obligation based on actuarial assumptions.

2)	Goodwill acquired in the business combination or a gain from a bargain purchase

Under previous GAAP, the Company amortized goodwill acquired in a business combination on a straight-line method of less than 20 years and a gain from a bargain purchase reversed in weighted average useful life of depreciable assets. Under K-IFRS, goodwill is not amortized, but is tested for impairment annually. Also, a gain from a bargain purchase is recognized in profit or loss on the acquisition date.

3)	Transfer of financial assets

Under previous GAAP, the Company recognized transfer of the financial assets to financial institution as disposal transaction when the control is transferred. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial asset, it is recognized in the financial liabilities instead of derecognition of financial assets.

4)	Deferred taxes

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book base and its tax base regarding the investment in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities considering how the temporary differences will be realized.

5)	A lot-solid apartment after rental

Under previous GAAP, a lot-solid apartment after rental is accounted for as an operating lease. Under K-IFRS, a lot-solid apartment of the rental is accounted for as a finance lease.

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

(c)	Changes in scope of subsidiaries

	Changes	Subsidiaries

Inclusion(35)	Included in the scope of consolidation under K-IFRS. These entities were not consolidated under K-GAAP since their total assets were less than (Won)10 billion.	PT. POSNESIA, Qingdao Pos-metal Co., Ltd., POSCO E&C India Private Ltd., POSCO E&C SMART, Pohang SFC Co., Ltd., POSWITH Co., Ltd., Basis Industries, Dalian POSCON Dongbang Automatic Co., Ltd., SANPU TRADING CO., LTD., Zhangjiagang BLZ Pohang International Trading Co., Ltd., POSCO Australia GP Limited, POSCO Mexico Human Tech., POSCO Mexico East Steel Distribution Center Co., Ltd., POSTECH BD Newundertaking fund, POSCO Gulf Logistics LLC., POSBRO Co., Ltd., POSCO ICT-China, DWEMEX S.A.DE C.V., POS MPC Servicios de C.V., EUROTALY S.A., POSCO South East Asia Pte. Ltd., VECTUS Ltd., POMIC Co., Ltd., POSCO Maharashtra Steel Pvt. Ltd., POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center , POSCO Vietnam Ha Noi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO E&C Venezuela C.A, POSFINE Co., Ltd., PT. MRI, Mapo high broad parking Co., Ltd., Dakos Co., Ltd., POSCALCIUM Company, Ltd

	Included in the scope of consolidation under K-IFRS, SIC12: Consolidation- Special Purpose Entities	ZEUS(Cayman) Ltd.

Exclusion(5)	The Company owns less than 50% of voting power. These entities are excluded from the scope of consolidation assuming that the Company does not have de facto control.	Metapolis Co., Ltd., POSMATE Co., Ltd., POSCO M-TECH Co., Ltd., Universal Studios Resort Asset Management Corp., VSC POSCO Steel Corporation

(d)	Effects on financial position, financial performance and cash flows by the transition from previous GAAP to K-IFRS

1)	Reconciliations of the financial position on January 1, 2010:

(in millions of Won)	Total assets		Total liabilities	Total equity

Previous GAAP	(Won)	50,311,748	18,647,434	31,664,314

Adjustments :
Changes of consolidation		(455,814)	(526,348)	70,534
Revaluation of machinery and equipment		1,939,001	—	1,939,001
Transfer of a financial asset		111,759	111,932	(173)
Recognition of financial guarantee liabilities		6,295	6,295	—
Reversal of negative goodwill		10,352	—	10,352
Actuarial valuation of defined benefit liabilities		(63)	36,603	(36,666)
Finance lease		(355,899)	(359,542)	3,643
Construction contracts		448,066	428,736	19,330
Other adjustments		(192,101)	467	(192,568)
Deferred tax effect		(296,198)	(152,112)	(144,086)

Total adjustments		1,215,398	(453,969)	1,669,367

K-IFRS	(Won)	51,527,146	18,193,465	33,333,681

POSCO

Notes to Consolidated Financial Statements, Continued

For the years ended December 31, 2011 and 2010

2)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010

(in millions of Won)	Total assets		Total liabilities	Total equity	Net income	Total comprehensive income

Previous GAAP	(Won)	67,945,933	30,744,512	37,201,421	4,217,695	4,840,977

Adjustments :
Changes in scope of consolidated companies		(1,246,713)	(985,200)	(261,513)	206,889	130,970
Revaluation of machinery and equipment		1,633,056	—	1,633,056	(305,945)	(305,945)
Transfer of a financial asset		1,344,849	1,338,732	6,117	1,635	1,635
Recognition of financial guarantee liabilities		21,304	27,443	(6,139)	(1,618)	(1,618)
Reversal of negative goodwill		9,819	—	9,819	9,819	9,819
Withdrawal of amortization on goodwill		68,364	—	68,364	68,364	68,364
Actuarial valuation of defined benefit liabilities		(4,067)	91,357	(95,424)	144,073	(8,052)
Finance lease		(542,848)	(557,959)	15,111	11,469	11,469
Construction contracts		367,427	339,184	28,243	(2,942)	(2,942)
Capitalization of financial cost		63,382	92,186	(28,804)	1,733	1,733
Other adjustments		(89)	260,492	(260,581)	(221,402)	(36,850)
Deferred tax effect		(241,991)	(469,488)	227,497	55,881	55,881

Total adjustments		1,472,493	136,747	1,335,746	(32,044)	(75,536)

K-IFRS	(Won)	69,418,426	30,881,259	38,537,167	4,185,651	4,765,441

3)	Cash flow statement

Under K-IFRS, interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flow operating activities. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

POSCO

Separate Financial Statements

December 31, 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying separate statements of financial position of POSCO (the “Company”) as of December 31, 2011, 2010, and January 1, 2010 and related separate statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, 2010 and January 1, 2010 and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As described in note 12 to the financial statements, the Company changed the useful life of major machinery and equipment from 8 years to 15 years from January 1, 2011. For the year ended December 31, 2011, this change resulted in a reduction in depreciation expenses of (Won) 1,200,505 million.

1

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2012

This report is effective as of March 8, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Separate Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

(in millions of Won)	Notes	December 31, 2011		December 31, 2010	January 1, 2010

Assets

Cash and cash equivalents	5,19	(Won)	1,137,882	672,426	626,782
Trade accounts and notes receivable, net	6,19,34		4,220,242	3,548,448	2,951,783
Other short-term financial assets	7,19,34		1,381,463	2,754,319	6,304,563
Inventories	8		7,144,709	5,998,545	2,996,325
Assets held for sale	12		16,887	—	—
Other current assets	9		23,612	19,866	20,409

Total current assets			13,924,795	12,993,604	12,899,862

Long-term trade accounts and notes receivable, net	6,19,34		24	24	1,306
Other long-term financial assets	7,19,34		3,833,058	5,015,783	4,438,130
Investments in subsidiaries and associates	10		12,824,776	10,470,156	5,787,831
Investment property, net	11		117,418	92,273	104,362
Property, plant and equipment, net	12		21,533,135	20,011,110	18,412,868
Intangible assets, net	13		222,896	229,137	201,614
Other long-term assets	9		271,774	274,139	8,705

Total non-current assets			38,803,081	36,092,622	28,954,816

Total assets		(Won)	52,727,876	49,086,226	41,854,678

See accompanying notes to the separate financial statements.

3

POSCO

Separate Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

(in millions of Won)	Notes	December 31, 2011		December 31, 2010	January 1, 2010

Liabilities
Trade accounts payable	19,34	(Won)	1,395,846	1,310,877	739,746
Short-term borrowings and current installments of long-term borrowings	6,14,19		2,294,380	3,116,364	699,849
Other short-term financial liabilities	15,19,34		1,089,298	958,081	1,157,314
Current income tax liabilities	31		182,715	594,539	290,638
Provisions	16		4,451	9,582	5,154
Other current liabilities	18		48,455	62,011	61,636

Total current liabilities			5,015,145	6,051,454	2,954,337

Long-term borrowings, excluding current installments	7,14,19		9,338,016	6,296,633	5,681,243
Other long-term financial liabilities	15,19		147,299	52,166	100,757
Defined benefit obligations	17		176,648	324,003	216,823
Deferred tax liabilities	31		448,552	334,199	237,995
Other long-term liabilities	18		4,200	4,276	6,277

Total non-current liabilities			10,114,715	7,011,277	6,243,095

Total liabilities			15,129,860	13,062,731	9,197,432

Equity
Share capital	20		482,403	482,403	482,403
Capital surplus	20		1,227,692	1,158,539	1,158,539
Reserves	21		156,707	1,079,038	702,052
Treasury shares	22		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings	23		38,122,620	35,706,778	32,717,515

Total equity			37,598,016	36,023,495	32,657,246

Total liabilities and equity		(Won)	52,727,876	49,086,226	41,854,678

See accompanying notes to the separate financial statements.

4

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(in millions of Won, except per share information)	Notes	2011		2010

Revenue	25,34	(Won)	39,171,703	32,582,036
Cost of sales	29,34		(33,077,807)	(26,171,690)

Gross profit			6,093,896	6,410,346

Selling and administrative expenses
Administrative expenses	19,26,29		(846,332)	(722,426)
Selling expenses	26,29		(917,182)	(783,796)

Other operating income	28,34		45,640	81,999
Other operating expenses	19,28,29,34		(179,993)	(201,605)

Operating profit	33		4,196,029	4,784,518
Financial income and costs
Financial income	19,30		1,240,359	960,076
Financial costs	19,30		(1,370,668)	(1,067,240)

Profit before income tax			4,065,720	4,677,354
Income tax expense	31		(876,875)	(892,993)

Profit for the year			3,188,845	3,784,361
Other comprehensive income (loss), net of tax
Net changes in fair value of available-for-sale investments	7,21		(922,331)	376,986
Defined benefit plan actuarial loss	17		(2,145)	(101,802)

Other comprehensive income (loss) for the year, net of tax			(924,476)	275,184

Total comprehensive income, net of tax		(Won)	2,264,369	4,059,545

Basic and diluted earnings per share	32	(Won)	41,279	49,127

See accompanying notes to the separate financial statements.

5

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Total

Balance as of January 1, 2010	(Won)	482,403	1,158,539	702,052	(2,403,263)	32,717,515	32,657,246
Comprehensive income:
Profit for the period		—	—	—	—	3,784,361	3,784,361
Net changes in fair value of available-for-sale investments, net of tax		—	—	376,986	—	—	376,986
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(101,802)	(101,802)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)
Interim dividends		—	—	—	—	(192,582)	(192,582)

Balance as of December 31, 2010	(Won)	482,403	1,158,539	1,079,038	(2,403,263)	35,706,778	36,023,495

	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Total

Balance as of January 1, 2011	(Won)	482,403	1,158,539	1,079,038	(2,403,263)	35,706,778	36,023,495
Comprehensive income:
Profit for the period		—	—	—	—	3,188,845	3,188,845
Net changes in fair value of available-for-sale investments, net of tax		—	—	(922,331)	—	—	(922,331)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(2,145)	(2,145)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Interim dividends		—	—	—	—	(193,111)	(193,111)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306

Balance as of December 31, 2011	(Won)	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016

See accompanying notes to the separate financial statements.

6

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(in millions of Won)	Note	2011		2010

Cash flows from operating activities
Cash generated from operations		(Won)	4,112,650	4,349,686
Profit for the period			3,188,845	3,784,361
Adjustments	36		2,882,166	3,795,000
Changes in operating assets and liabilities	36		(1,958,361)	(3,229,675)
Interest received			122,212	251,126
Interest paid			(378,490)	(277,049)
Dividends received			267,316	133,602
Income taxes paid			(937,198)	(570,065)

Net cash provided by operating activities			3,186,490	3,887,300

Cash flows from investing activities
Disposal of short-term financial instruments			5,108,712	16,971,778
Disposal of available-for-sale investments			392,619	125,386
Disposal of held-to-maturity investments			—	20,000
Decrease in long-term loans			14,760	5,435
Disposal of investments in subsidiaries and associates			22,125	—
Disposal of property, plant and equipment			1,404	(21,802)
Acquisition of short-term financial investments			(3,731,276)	(13,766,906)
Acquisition of available-for-sale financial assets			(245,389)	(177,030)
Increase in long-term loans			(20,039)	(29,865)
Acquisition of investments in subsidiaries and associates			(2,275,307)	(4,681,700)
Acquisition of property, plant and equipment			(3,304,376)	(4,245,572)
Acquisition of intangible assets			(25,499)	(24,664)
Others			145	(264,656)

Net cash used in investing activities			(4,062,121)	(6,089,596)

Cash flows from financing activities
Proceeds from borrowings			5,693,070	4,910,152
Increase in long-term financial liabilities			3,781	54,655
Disposal of treasury shares			164,384	—
Repayment of borrowings			(3,686,447)	(1,973,852)
Decrease in long-term financial liabilities			(3,757)	(49,719)
Acquisition of treasury shares			(61,296)	—
Payment of cash dividends			(770,858)	(693,296)

Net cash provided by financing activities			1,338,877	2,247,940

Net increase in cash and cash equivalents			463,246	45,644

Cash and cash equivalents at beginning of the year			672,426	626,782
Effect of exchange rate fluctuations on cash held			2,210	—

Cash and cash equivalents at end of the year		(Won)	1,137,882	672,426

See accompanying notes to the separate financial statements.

7

POSCO

Notes to Separate Financial Statements

As of December 31, 2011

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through ten of its overseas liaison offices.

As of December 31, 2011, major shareholders are as follows:

Shareholders’ name	Number of shares	Ownership (%)
National Pension Service	5,937,323	6.81
Nippon Steel Corporation (*1)	4,394,712	5.04
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	1,905,000	2.18
Shinhan Financial Group Inc. (*2)	1,870,879	2.15
Others	70,597,611	80.97

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depository Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share which has par value of (Won) 5,000 per share.
(*2)	Include number of shares subsidiaries hold at the end of the reporting period under commercial law.

As of December 31, 2011, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

8

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

K-IFRS is effective as of the fiscal year beginning on January 1, 2011. The Company has also presented the comparative information in the separate financial statements in accordance with K-IFRS.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The Company’s date of transition to K-IFRS in accordance with K-IFRS No. 1101 “First-time adoption of K-IFRS”, is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“K-GAAP”) to K-IFRS on the Company’s reported financial position and financial performance is explained in note 37.

The separate financial statements were authorized for issue by the Board of Directors on February 23, 2012.

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

1)	Derivatives instruments are measured at fair value

2)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

3)	Available-for-sale financial assets are measured at fair value

4)	The liability for a cash-settled stock appreciation rights is measured at fair value

5)	Defined benefit obligations are measured at the present value of the defined benefit obligations less the fair value of the plan assets.

Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

9

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Use of estimates and judgements

The preparation of the financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separated financial statements is included in the following notes:

•	Note 12 – Property, Plant and Equipment, net

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 17 – Employee Benefits

10

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its seperate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening K-IFRS statement of financial position at January 1, 2010 for the purpose of the transition to K-IFRS, unless otherwise indicated.

Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. The carrying amount under previous K-GAAP on the date of transition to K-IFRS is considered to be the deemed cost of investments in subsidiaries and associates on the date of transition. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, checking deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

11

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

12

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

13

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Non-current assets held for sale

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition and its sale must be highly probable. The assets that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale is not depreciated.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. In addition, in the preparation of the opening K-IFRS separated statement of financial position on the date of transition to K-IFRS, the Company measures certain machinery and equipment at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS No. 1101.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

14

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Lease assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in profit or loss.

The estimated useful lives of the Company’s assets are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

15

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Intellectual property rights	5-10 years
Port facilities usage rights	2-75 years
Development expenses	4 years
Other intangible assets	4-20 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

16

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grants are recognized in profit or loss over the life of a depreciable asset as reduced depreciation expense.

(b)	Grants related to income

Government grants which are intended to give immediate financial support to the Company with no future related costs are recognized as government grant income in profit or loss.

17

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. Management reviews the indication of whether the leased asset may be impaired each reporting period.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

18

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following events:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity instrument classified as available-for-sale securities, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

19

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

20

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

21

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iii)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior period, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service costs immediately.

22

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Stock Appreciation Rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

23

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Share capital

Common stock is classified as equity. Incremental costs directly attributable to the issuance of common stock are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

Revenue

The Company’s revenue from the sale of goods and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

(a)	Sale of goods

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of incoterms of the contract.

(b)	Services rendered

Service sales are mostly comprised of rental income. Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the leases.

Financial income and financial costs

Financial income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Financial costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

24

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

25

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

The Company calculates basic earnings per share (“EPS”) data for its ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares held.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2011, and the Company has not early adopted them.

(i)	Amendments to K-IFRS No. 1107 “Financial Instruments: Disclosures”

The amendments require disclosing the nature of the transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of risks. The amendments will be applied prospectively for the Company’s annual periods beginning on or after July 1, 2011. The Company believes that there would be additional disclosures impact upon applying of this new standard.

(ii)	Amendments to K-IFRS No. 1019 “Employee Benefits”

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013. The Company is currently analyzing the effects of adopting this standard.

(iii)	K -IFRS No. 1113 “Fair Value Measurement”

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013. The Company believes that there would be no significant impact upon applying of this new standard.

26

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

27

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirement for the Company’s strategy investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

The Company is exposed to currency risk for sales, purchases and borrowings in a currency other than the functional currency, Korean Won. The Company’ s general policy in respect of foreign currency risks is to use a natural hedge whereby foreign currency income is utilized for foreign currency expenditures. Remaining net exposures after the natural hedge are hedged using derivative contracts such as forward exchange contracts. The Company’s management monitors currency risk regularly for hedging foreign exchange exposure.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

28

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period. The equity attributable to owners as of December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011	2010	January 1, 2010

Total borrowings	11,632,396	9,412,997	6,381,092
Less: Cash and cash equivalents	1,137,882	672,426	626,782

Net borrowings	10,494,514	8,740,571	5,754,310
Total equity	37,598,016	36,023,495	32,657,246

Net borrowings-to-equity ratio	27.91%	24.26%	17.62%

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Checking accounts	(Won)	149,982	886	817
Time deposits		810,000	300,000	380,465
Money market trust		157,900	111,500	228,700
Money market funds		20,000	260,040	—
Other cash and cash equivalents		—	—	16,800

	(Won)	1,137,882	672,426	626,782

29

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Current
Trade accounts and notes receivable	(Won)	4,222,187	3,553,135	2,963,035
Less: Allowance for doubtful accounts		(1,945)	(4,687)	(11,252)

		4,220,242	3,548,448	2,951,783

Non-Current
Trade accounts and notes receivable		252	252	1,875
Less: Allowance for doubtful accounts		(228)	(228)	(569)

		24	24	1,306

	(Won)	4,220,266	3,548,472	2,953,089

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to (Won) 342,307 million, (Won) 220,866 million and (Won) 267,874 million as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively. The amounts are included in borrowings (note 14).

7. Other Financial Assets

(a)	Other short-term financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010		January 1, 2010

Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	50,132		182,208		795,811
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		—		—		20,230
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		—		1,978		20,000
Loans and other receivables
Short-term financial instruments (*1)		982,111		2,362,621		5,280,927
Cash deposits (*2)		17,175		14,101		10,666
Other accounts receivable, net		330,616		174,965		137,560
Accrued income		10,585		28,888		49,987
Other checking accounts		1,415		147		—
Allowance account for credit losses		(10,571)		(10,589)		(10,618)

	(Won)	1,381,463	(Won)	2,754,319	(Won)	6,304,563

(*1)	Short-term financial instruments amounting to (Won) 1,670 million and (Won) 830 million are secured in relation to long term borrowings from a forestry association as of December 31, 2011 and 2010, respectively.
(*2)	Deposit is restricted in relation to government assigned project.

30

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(b)	Other long-term financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Available-for-sale investments
Long-term available-for-sale securities (bonds)	(Won)	15,045	11	104,895
Long-term available-for-sale equity securities		3,716,014	4,931,117	4,271,392
Long-term available-for-sale securities (investment in capital)		500	500	500
Held-to-maturity investments
Held-to-maturity securities (bonds)		29,903	29,830	31,675
Loan and other receivable
Cash deposits (*1)		40	40	40
Long-term loans		68,717	63,437	39,007
Long-term other accounts receivable		3,674	3,124	3,322
Deposits		13,618	2,213	1,771
Allowance account for credit losses		(14,453)	(14,489)	(14,472)

	(Won)	3,833,058	5,015,783	4,438,130

(*1)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted.

31

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(c)	Long-term available-for-sale equity securities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)					Book Value
	Number of Shares	Ownership (% )	Acquisition cost		2011	2010	January 1, 2010

Marketable equity securities
Nippon Steel Corporation	238,352,000	3.50	(Won)	719,622	679,662	972,351	1,128,734
SK Telecom Co., Ltd. (*1,2)	4,528,117	5.61		1,250,656	640,221	809,280	743,845
KB Financial Group Inc.	15,454,067	4.00		715,356	560,983	786,950	783,015
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	379,589	654,311	256,260
MacArthur Coal Limited (*3)	—	—		—	—	314,446	249,431
Shinhan Financial Group Inc.	4,369,881	0.92		228,778	173,703	231,167	188,779
Hana Financial Group Inc.	4,663,776	1.92		29,998	165,797	201,942	153,438
Thainox Public Stainless Co., Ltd. (*4)	—	—		—	—	70,724	67,659
Others (11 companies)				169,561	174,883	154,189	79,190

				3,457,477	2,774,838	4,195,360	3,650,351

Non-marketable equity securities
Nacional Minerios S.A. (*5)	30,784,625	6.48		668,635	695,583	534,734	535,357
The Siam United Steel (*5)	11,071,000	12.30		34,658	61,119	69,013	65,135
Dongbu Metal Co., Ltd. (*5)	3,000,000	10.00		98,242	98,817	98,242	—
Others (28 companies) (*6)				93,366	85,657	33,768	20,549

				894,901	941,176	735,757	621,041

			(Won)	4,352,378	3,716,014	4,931,117	4,271,392

(*1)	As of December 31, 2011, 2,186,546 shares equivalent to 19,678,919 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recorded impairment loss for investment of SK Telecom Co., Ltd. amounting to (Won) 503,058 million prior to January 1, 2010. During the year ended December 31, 2011, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as the objective evidence of impairment. As a result, an impairment losses of (Won) 107,377 million was recognized in profit or loss in 2011.
(*3)	The Company disposed all its investment in MacArthur Coal Limited with an cash consideration of (Won) 387,846 million and recognized related disposal gain amounting to (Won) 331,919 million in profit or loss in 2011, which primarily represents amount reclassified from reserve to profit or loss upon disposal.
(*4)	It was reclassified from available-for-sale securities to investments in subsidiaries and associates upon acquisition of additional 59.93% of shares in September 2011. After obtaining control, the Company acquired additional 19.61% of shares through tender offer. In results, the percentage of shares increased to 94.93% as of December 31, 2011.
(*5)	The fair value of the investment is based on an analysis performed by an external professional evaluation agency.
(*6)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

32

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

8. Inventories

Inventories as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Finished goods	(Won)	974,585	698,219	344,191
Semi-finished goods		1,916,411	1,441,128	843,720
By-products		7,610	5,542	4,281
Raw materials		1,465,347	1,704,831	696,492
Fuel and materials		596,100	524,077	405,003
Materials-in-transit		2,184,547	1,624,765	702,807
Others		575	576	522

		7,145,175	5,999,138	2,997,016

Allowance for inventories valuation		(466)	(593)	(691)

	(Won)	7,144,709	5,998,545	2,996,325

The amount of valuation losses of inventories recognized as a cost of goods sold during the year ended December 31, 2011 and 2010 are (Won) 466 million and (Won) 593 million, respectively.

9. Other Assets

Other current assets and other long-term assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Other current assets
Advance payments	(Won)	4,935	6,218	11,943
Prepaid expenses		18,677	13,648	8,466

		23,612	19,866	20,409

Other long-term assets
Long-term prepaid expenses		9,452	10,687	5,332
Dishonored receivables		13	13	13
Others (*1)		262,322	263,459	4,032
Less : Allowance for doubtful accounts		(13)	(20)	(672)

	(Won)	271,774	274,139	8,705

(*1)	Includes guarantee deposits of (Won) 257,878 million as of December 31, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.

33

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

10. Investments in Subsidiaries and Associates

(a)	Investments in subsidiaries and associates as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Subsidiaries	(Won)	11,621,134	9,671,778	5,260,593
Associates		1,203,642	798,378	527,238

	(Won)	12,824,776	10,470,156	5,787,831

(b)	Details of subsidiaries and carrying values as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)
[Domestic]	Country	Principal operations	Ownership (%)	2011		2010	January 1, 2010
Daewoo International. Co., Ltd.	Korea	Trading	66.56	(Won)	3,371,481	3,371,481	—
POSCO E&C Co., Ltd.	Korea	Engineering and construction	89.53		1,510,716	1,510,716	1,063,089
POSCO Energy Co., Ltd. (Formerly, POSCO Power Corp.)	Korea	Generation of electricity	100.00		649,148	649,148	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and sales	100.00		628,842	628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and sales	100.00		138,909	93,909	75,603
POSCO Coated & Color	Korea	Coated steel manufacturing	56.87		108,421	108,421	108,421
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	48.85		107,278	—	—
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sales	60.00		100,535	100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54		70,990	70,990	70,990
POS-HiMETAL CO., Ltd.	Korea	Steel manufacturing and sales	65.00		49,452	31,837	5,837
POSCO Family Strategy Fund	Korea	Financial investment	69.93		40,000	20,000	—
Others (18 companies)					342,434	316,525	213,375

				(Won)	7,540,133	7,324,331	3,337,767

34

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(in millions of Won)
[Foreign]	Country	Principal operations	Ownership (%)	2011		2010	January 1, 2010
POSCO-Thainox Co., Ltd. (*2)	Thailand	Stainless steel manufacturing	94.93	(Won)	616,783	—	—
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and sales	70.00		537,371	1,625	—
POSCO Australia Pty. Ltd.	Australia	Steel sales and mine development	100.00		330,623	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		285,664	283,845	283,845
POSCO WA Pty. Ltd.	Australia	Mine development	100.00		238,821	205,885	—
POSCO China Holding Corp.	China	Investment management	100.00		223,436	208,413	208,413
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and sales	100.00		252,217	84,442	63,872
POSCO-India Private Ltd.	India	Steel manufacturing and sales	100.00		184,815	108,538	108,538
Guangdong Pohang Coated Steel Co., Ltd.	China	Plate steel manufacturing	84.52		163,271	64,876	31,299
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		157,031	158,806	159,629
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,649	105,348	71,901
POSCO America Corp.	USA	Trading-Steel	99.45		140,381	117,489	113,510
POSCO Investment Co., Ltd.	Hong Kong	Finance	100.00		88,797	92,884	94,629
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	80.68		86,163	62,581	62,581
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982	65,982
POSCO-CSPC Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	49,429	49,429
Others (34 companies)					433,067	338,245	210,139

					4,081,001	2,347,447	1,922,826

				(Won)	11,621,134	9,671,778	5,260,593

(*1)	In 2011, this investment was reclassified to investment in subsidiaries from investment in associates as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership.
(*2)	In 2011, it was reclassified to investment in subsidiaries from an available-for-sale investment as the Company acquires an additional 79.54% of the ownership from the major stockholders and others. After obtaining control, Company acquired additional 19.61% of shares through tender offer. In results, the percentage of shares increased from 75.32% to 94.93% as of December 31, 2011.

35

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(c)	Details of associates and carrying values as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)
[Domestic]	Country	Principal operations	Ownership (%)	2011		2010	January 1, 2010
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	26.34	(Won)	159,878	159,878	—
SNNC Co., Ltd.	Korea	Logistics and warehouse	49.00		100,655	100,655	100,655
POSCO M-TECH Co., Ltd.	Korea	Packing material manufacturing			—	107,278	5,989
Others (4 companies)					23,678	17,532	18,384

					284,211	385,343	125,028

[Foreign]
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	—	—
NMC	New Caledonia	Raw material manufacturing	49.00		189,197	189,197	189,197
COMPANHIA SIDERURGICA	Brazil	Steel manufacturing	20.00		132,891	—	—
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and Sales	25.00		63,983	64,383	65,029
Others (11 companies)					69,789	60,493	49,022

					919,431	413,035	402,210

				(Won)	1,203,642	798,378	527,238

36

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

11. Investment Property, Net

(a)	Investment property as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Acquisition cost	(Won)	166,444	121,666	135,350
Less: Accumulated depreciation		(49,026)	(29,393)	(30,988)

	(Won)	117,418	92,273	104,362

The fair value of investment property as of December 31, 2011 is (Won) 310,000 million.

(b)	The changes in carrying value in investment property for the years ended December 31, 2011 and 2010 are as follows:

1) For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisition		Disposal		Depreciation (*1)		Others (*2)		Ending

Land	(Won)	41,877	(Won)	—	(Won)	—	(Won)	—	(Won)	1,381	(Won)	43,258
Buildings		48,514		86		(153)		(2,955)		23,284		68,776
Structures		1,882		—		—		(195)		3,697		5,384

	(Won)	92,273	(Won)	86	(Won)	(153)	(Won)	(3,150)	(Won)	28,362	(Won)	117,418

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2) For the year ended December 31, 2010

(in millions of Won)
	Beginning		Depreciation (*1)	Others (*2)	Ending

Land	(Won)	47,333	—	(5,456)	41,877
Buildings		54,855	(2,060)	(4,281)	48,514
Structures		2,174	(45)	(247)	1,882

	(Won)	104,362	(2,105)	(9,984)	92,273

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

37

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Cost	(Won)	42,575,270	39,666,445	35,918,640
Less : Accumulated depreciation		(21,041,006)	(19,655,335)	(17,505,772)
Less : Accumulated impairment		(1,129)	—	—

	(Won)	21,533,135	20,011,110	18,412,868

(b)	The changes in carrying value of property, plant and equipment for the years ended December 31, 2011 and 2010 are as follows:

1) For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Depreciation		Impairment		Others (*2,3)		Ending

Land	(Won)	1,068,294	(Won)	209,599	(Won)	(948)	(Won)	—	(Won)	—	(Won)	(1,381)	(Won)	1,275,564
Buildings		2,502,213		584,977		(3,194)		(228,836)		(273)		(23,130)		2,831,757
Structures		1,942,405		291,663		(10,229)		(155,965)		(142)		(6,384)		2,061,348
Machinery and equipment		11,736,629		2,556,617		(36,318)		(1,301,849)		(24,394)		(14,356)		12,916,329
Vehicles		22,753		5,407		(22)		(8,797)		—		—		19,341
Tools		27,807		24,307		(13)		(14,077)		(2)		—		38,022
Furniture and fixtures		66,345		31,153		(4)		(25,155)		(5)		—		72,334
Lease assets		8,918		—		—		(637)		—		—		8,281
Construction-in-progress		2,635,746		3,393,445		—		—		—		(3,719,032)		2,310,159

	(Won)	20,011,110	(Won)	7,097,168	(Won)	(50,728)	(Won)	(1,735,316)	(Won)	(24,816)	(Won)	(3,764,283)	(Won)	21,533,135

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plants and others amounting to (Won) 3,703,723 million.
(*2)	The Company plans to dispose of equipment of existing steel manufacturing plant due to the completion and expected use of new plant. Impairment losses amounting to (Won) 24,816 million are recognized since the fair value less cost to sell exceeds the carrying amount of related equipment. Book value of property, plant and equipment which are expected to be sold by the first half of 2012, net of impairment recorded, in the amount of (Won) 16,887 million, are reclassified to non-current assets held for sale.
(*3)	Includes assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

38

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

2) For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Depreciation		Others(*2)		Ending

Land	(Won)	914,536	(Won)	155,701	(Won)	(7,398)	(Won)	—	(Won)	5,455	(Won)	1,068,294
Buildings		1,943,655		755,928		(8,840)		(192,811)		4,281		2,502,213
Structures		1,477,745		565,020		(4,229)		(125,429)		29,298		1,942,405
Machinery and equipment		10,142,068		3,868,845		(44,740)		(2,207,565)		(21,979)		11,736,629
Vehicles		16,802		14,094		(154)		(7,989)		—		22,753
Tools		16,737		19,389		(1)		(8,318)		—		27,807
Furniture and fixtures		50,058		34,825		(60)		(18,478)		—		66,345
Lease assets		9,555		—		—		(637)		—		8,918
Construction-in-progress		3,841,712		4,247,847		—		—		(5,453,813)		2,635,746

	(Won)	18,412,868	(Won)	9,661,649	(Won)	(65,422)	(Won)	(2,561,227)	(Won)	(5,436,758)	(Won)	20,011,110

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to (Won) 5,413,802 million.
(*2)	Includes assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Weighted average expenditure	(Won)	472,258	(Won)	48,080
Borrowing costs capitalized		21,823		2,275
Capitalisation rate		4.62%		4.73%

(d)	Based on a life asset study performed in 2011, the Company changed the useful life of certain machinery and equipment in its steel business from 8 years to 15 years. During the year ended December 31, 2011, the depreciation costs decreased by (Won) 1,200,505 million as a result of this change in the useful life.

39

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

13. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Acquisition cost	(Won)	893,196	853,218	946,417
Less : Accumulated depreciation		(670,300)	(624,081)	(744,803)

	(Won)	222,896	229,137	201,614

(b)	Changes in carrying values of intangible assets for the years ended December 31, 2011 and 2010 are as follows:

1) For the year ended December 31, 2011

(in millions of Won)			Increase		Decrease
	Beginning		Acquisition (*2)	Development	Disposal	Depreciation	Reclassification (*3)	Ending

Intellectual property rights	(Won)	4,919	2,533	—	(319)	(757)	—	6,376
Membership (*1)		56,494	—	—	(214)	—	(11,757)	44,523
Development expense		32,308	—	11,152	—	(14,278)	—	29,182
Port facilities usage rights		112,683	—	—	—	(13,130)	—	99,553
Other intangible assets		22,733	27,122	—	(1)	(6,592)	—	43,262

	(Won)	229,137	29,655	11,152	(534)	(34,757)	(11,757)	222,896

(*1)	Economic useful life of membership is indefinite.
(*2)	Includes acquisition cost transferred from construction-in-progress amounting to (Won)15,309 million.
(*3)	Memberships that should be returned after specific period are reclassified to financial instruments. Reclassification amounts are present value of balance.

2) For the year ended December 31, 2010

(in millions of Won)			Increase		Decrease
	Beginning		Acquisition (*2)	Development	Disposal	Depreciation	Ending

Intellectual property rights	(Won)	3,028	2,458	—	—	(567)	4,919
Membership (*1)		49,785	7,815	—	(1,106)	—	56,494
Development expense		28,030	—	15,046	—	(10,768)	32,308
Port facilities usage rights		100,144	28,165	—	—	(15,626)	112,683
Other intangible assets		20,627	11,191	—	—	(9,085)	22,733

	(Won)	201,614	49,629	15,046	(1,106)	(36,046)	229,137

(*1)	Economic life of membership is indefinite.
(*2)	Includes acquisition cost transferred from construction-in-progress amounting to (Won) 40,011 million.

40

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

14. Borrowings

(a)	Borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Short-term borrowings
Short-term borrowings	(Won)	1,786,590	1,339,937	698,784
Current portion of long-term borrowings		7,571	750	—
Current portion of loans from foreign financial institutions		951	963	1,065
Current portion of debentures		500,000	1,777,956	—
Less : Current portion of discount on debentures issued		(732)	(3,242)	—

		2,294,380	3,116,364	699,849

Long-term borrowings
Long-term bank borrowings		892,296	467,378	80,831
Foreign loan		3,071	4,074	5,572
Debentures		8,502,852	5,872,258	5,649,690
Less : Discount on debentures issued		(81,696)	(58,215)	(64,917)
Add : Premium on debentures redemption		21,493	11,138	10,067

		9,338,016	6,296,633	5,681,243

	(Won)	11,632,396	9,412,997	6,381,092

(b)	Short-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won) Bank	Issuance date	Maturity date	Annual interest rate (%)	2011		2010	January 1, 2010

Mizho	2011.09.23	2012.04.09	1.28 ~ 1.29	(Won)	226,558	—	—
BOA	2011.11.10	2012.05.16	1.54 ~ 1.59		100,458	—	—
SMBC	2011.09.19	2012.03.19	0.89 ~ 1.47		114,352	—	—
JP Morgan	2011.10.04	2012.06.05	1.13 ~ 1.74		228,996	120,423	—
HSBC	2011.10.21	2012.05.02	1.51 ~ 1.92		91,269	224,586	38,590
DEUTSCHE	2011.10.10	2012.05.16	1.38 ~ 1.54		142,420	111,686	—
DBS	2011.09.16	2012.06.13	1.08 ~ 1.73		272,026	—	—
ANZ	2011.10.21	2012.01.19	1.51		54,393	223,945	138,510
RBS	2011.10.07	2012.01.05	1.23		106,837	41,050	22,163
CA and others					106,974	397,381	231,647
Others (discount on accounts receivable)					342,307	220,866	267,874

				(Won)	1,786,590	1,339,937	698,784

41

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(c)	Current portion of long-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				Annual				January 1,
	Borrowers	Issuance date	Maturity date	interest rate (%)	2011		2010	2010

Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.25	(Won)	3,000	750	—
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.25		1,510	—	—
Borrowings	Woori Bank	2009.06.11	2017.03.15	1.25		1,990	—	—
Borrowings	Woori Bank	2009.11.26	2017.03.15	1.25		660	—	—
Borrowings	Woori Bank	2009.12.31	2017.03.15	1.25		411	—	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.12.31	2.00		951	963	1,065
Debentures	Domestic debentures 282	2006.03.28	2011.03.28	5.00		—	299,786	—
Debentures	Domestic debentures 283	2006.05.10	2011.05.10	5.00		—	499,669	—
Debentures	Domestic debentures 287	2007.05.11	2012.05.11	5.26		499,268	—	—
Debentures	1st Samurai Private Equity Bonds	2008.12.29	2011.12.29	Tibor(6M)+1.60		—	696,029	—
Debentures	Yen dominated FRN	2008.11.11	2011.11.11	Tibor(6M)+2.60		—	279,230	—

					(Won)	507,790	1,776,427	1,065

(*1)	As of December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				Annual				January 1,
	Borrowers	Issuance date	Maturity date	interest rate (%)	2011		2010	2010

Borrowings	Woori Bank and others (*1)	2006.10.31~ 2011.08.11	2017.03.15~ 2039.08.11	1.25~2.25	(Won)	100,494	90,598	75,519
Borrowings	Korea National Oil Corporation	2007.12.27~ 2011.12.27	2022.12.29~ 2024.12.29	Government bond -2.25		10,441	8,004	5,312
Borrowings	Korea EXIM Bank	2010.02.18~ 2011.11.29	2017.02.28~ 2018.03.23	4.09~4.50		781,361	368,776	—
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		3,071	4,074	5,572
Debentures	Domestic debentures 301 and others	2008.08.05~ 2011.11.28	2013.08.05~ 2021.11.28	3.78~6.52		3,588,982	2,492,833	2,293,320
Debentures	Global Bond (*3) and others	2006.06.28~ 2011.12.22	2013.06.28~ 2021.12.22	0~8.75		4,853,667	3,332,348	3,301,520

					(Won)	9,338,016	6,296,633	5,681,243

(*1)	Short-term financial instruments amounting to (Won) 1,670 million and (Won) 830 million are secured in relation to long term borrowings from a forestry association as of December 31, 2011 and 2010, respectively.
(*2)	As of December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
(*3)	The Company redeemed JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds in August 2011. The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) II Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders. Also, the Company provides guarantees for Zeus (Cayman) II Ltd.

42

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

15. Other Financial Liabilities

(a)	Other short-term financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Financial guarantee liabilities	(Won)	6,336	6,445	—
Accounts payable		806,913	728,575	987,977
Accrued expenses		248,597	210,040	146,105
Dividends payable		6,050	5,569	5,143
Finance lease liabilities		1,108	1,047	1,023
Withholdings		9,396	6,405	17,066
Derivative instruments liabilities		10,898	—	—

	(Won)	1,089,298	958,081	1,157,314

(b)	Other long-term financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Financial guarantee liabilities	(Won)	11,163	9,150	15,210
Long-term accounts payable		86,871	—	—
Accrued expenses		19,618	22,287	72,436
Derivatives liabilities		12,771	885	2,133
Finance lease liabilities		7,824	8,835	10,126
Long-term withholdings		9,052	11,009	852

	(Won)	147,299	52,166	100,757

16. Provisions

The changes in provisions for the years ended December 31, 2011 and 2010 are as follows:

1)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Increase	Decrease	Ending

Estimated allowance at the end of period (*1)	(Won)	9,582	304,869	(310,000)	4,451

(*1)	Represents the provision for bonuses.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Increase	Decrease	Ending

Estimated allowance at the end of period	(Won)	5,154	360,114	(355,686)	9,582

43

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

17. Employee Benefits

The Company introduced a retirement pension program for all employees in June 2011. The employees and directors who are in the employment with the Company had an option to choose whether they will join the defined contribution plan or the defined benefit pension plan. According to the employee’s choice, the pension plan benefit is based on their accrued length of service, including their length of service under the previous severance plan.

(a)	Defined contribution plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the year ended December 31, 2011 is (Won) 6,807 million, which is included in profit or loss based on the function of the related employees.

(b)	Defined benefit plans

The employees and directors who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of a reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010
Present value of funded obligations	(Won)	690,321	1,013,165	815,993
Fair value of plan assets		(513,673)	(689,162)	(599,170)

Net defined benefit obligations	(Won)	176,648	324,003	216,823

(d)	The changes in present value of defined benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Defined benefit obligation at the beginning of period	(Won)	1,013,165	815,993
Current service costs (*1)		108,879	93,206
Interest costs		47,607	44,534
Actuarial losses		6,157	125,100
Benefits paid		(485,487)	(65,668)

Defined benefit obligation at the end of period	(Won)	690,321	1,013,165

(*1)	This amount includes a gain from a plan settlement in the amount of (Won) 1,887 million for the year ended December 31, 2011.

44

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(e)	The changes in the fair value of plan assets for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Plan assets at the beginning of period	(Won)	689,162	599,170
Expected return on plan assets		26,886	29,888
Actuarial losses		(460)	(5,415)
Contributions of participants		95,080	100,000
Benefits paid		(296,995)	(34,481)

Plan assets at the end of period	(Won)	513,673	689,162

(f)	The fair value of plan assets as of December 31, 2011, December 31, 2010 and January 1, 2010, are as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Deposits	(Won)	513,607	—	—
Equity instruments		10	512,850	446,718
Debt instruments		—	176,312	152,452
Others		56	—	—

	(Won)	513,673	689,162	599,170

(g)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Current service costs	(Won)	108,879	93,206
Interest costs		47,607	44,534
Expected return on plan assets		(26,886)	(29,888)

	(Won)	129,600	107,852

The above expenses by function are as follows:

(in millions of Won)	2011		2010

Cost of sales	(Won)	98,275	77,055
Selling and administrative expenses		23,853	15,280
Others		7,472	15,517

	(Won)	129,600	107,852

45

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(h)	Actuarial gains and losses, net of tax recognized in other comprehensive income for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Beginning	(Won)	(101,802)	—
Current actuarial losses		(6,618)	(130,515)
Effect on change of tax rate		4,473	28713

Ending	(Won)	(103,947)	(101,802)

(i)	The principal actuarial assumptions as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

	2011	2010	January 1, 2010

Discount rate	4.32%	5.21%	5.21%
Expected return on plan assets	3.95%	4.66%	4.66%
Expected future increases in salaries	2.30%	3.00%	3.00%

18. Other Liabilities

(a)	Other current liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010
Other current liabilities
Advances received	(Won)	21,149	33,241	25,615
Withholding		25,534	24,388	34,009
Unearned revenue		1,772	4,182	2,012
Deferred revenue		—	200	—

	(Won)	48,455	62,011	61,636

(b)	Other long-term liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010
Other long-term liabilities
Unearned revenue	(Won)	1,200	1,276	2,305
Others		3,000	3,000	3,972

	(Won)	4,200	4,276	6,277

46

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

19. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Financial assets at fair value through profit or loss	(Won)	50,132	182,208	795,811
Available-for-sale financial assets		3,731,559	4,931,628	4,397,017
Held-to-maturity investments		29,903	31,808	51,675
Loans and receivables		6,761,074	6,845,356	9,078,061

	(Won)	10,572,668	11,991,000	14,322,564

2)	Financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Financial liabilities at fair value through profit or loss:
Derivatives liabilities held for trading	(Won)	23,669	885	2,133

Financial liabilities evaluated as amortised cost:
Accounts payable		1,395,846	1,310,877	739,746
Borrowings		11,632,396	9,412,997	6,381,092
Financial guarantee liabilities (*1)		17,499	15,595	15,210
Others		1,195,429	993,766	1,240,729

		14,241,170	11,733,235	8,376,777

	(Won)	14,264,839	11,734,120	8,378,910

47

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of December 31, 2011 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent

POSCO Maharashtra Steel Pvt. Ltd.	Comerica Bank	USD	143,000,000	164,922
United Spiral Pipe, LLC	Shinhan Bank Export-Import Bank of Korea	USD	24,500,000	28,256
		USD	200,000,000	230,660
POSCO-Vietnam Co., Ltd.	MIZUHO	JPY	2,256,760,000	33,516
	SUMITOMO	JPY	2,550,000,000	37,872
BX STEEL POSCO Cold RolledSheet Co., Ltd.	China Construction Bank Corporation and others	CNY	159,360,000	29,085
		USD	8,220,000	9,480
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Mizuho and others	USD	160,000,000	184,528
POSCO Investment Co., Ltd.	BOA and others	USD	135,000,000	155,695
	BOC and others	CNY	630,000,000	114,981
	HSBC and others	USD	120,000,000	138,396
	HSBC	MYR	240,000,000	87,110
POSCO-VST Co., Ltd.	ANZ and others	USD	65,000,000	74,964
POSCO-Mexico S.A. DE C.V	HSBC and others	USD	60,000,000	69,198
POSCO(Guangdong) Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	141,395

		USD	1,038,320,000	1,197,494
		JPY	4,806,760,000	71,388
		CNY	789,360,000	144,066
		MYR	240,000,000	87,110

48

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

3)	Financial income and cost by category of financial instrument for the year ended December 31, 2011 and 2010 is as follows:

	December 31, 2011

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss

Financial assets at fair value through profit or loss	(Won)	—	—	—	—	(3,358)	132	(3,226)	—

Available-for-sale financial assets		—	132,911	—	—	331,003	(107,377)	356,537	(922,331)

Held-to-maturity investments		1,611	—	—	—	—	—	1,611	—

Loans and receivables		102,409	—	(14,116)	7,953	(545)	(1,799)	93,902	—

Financial liabilities at fair value through profit or loss		—	—	—	—	—	(6,745)	(6,745)	—

Financial liabilities are evaluated as amortised cost		(420,538)	—	(95,505)	(173,266)	—	(17,497)	(706,806)	—

	(Won)	(316,518)	132,911	(109,621)	(165,313)	327,100	(133,286)	(264,727)	(922,331)

(*1)	Financial income and cost in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won) 134,418 million for the year ended December 31, 2011.

‚	December 31, 2010

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income

Financial assets at fair value through profit or loss	(Won)	—	—	—	—	42,110	1,882	43,992	—

Available-for-sale financial assets		886	67,417	—	—	692	—	68,995	376,986

Held-to-maturity investments		2,042	—	—	—	—	—	2,042	—

Loans and receivables		203,055	—	(29,709)	(5,421)	(618)	—	167,307	—

Financial liabilities at fair value through profit or loss		—	—	—	—	—	1,248	1,248	—

Financial liabilities are evaluated as amortised cost		(317,729)	—	30,812	(168,177)	—	(1,838)	(456,932)	—

	(Won)	(111,746)	67,417	1,103	(173,598)	42,184	1,292	(173,348)	376,986

(*1)	Financial profit in the statement of comprehensive income includes the dividends from subsidiaries and associates of (Won) 66,184 million for the year ended December 31, 2010.

49

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Cash and cash equivalents	(Won)	1,137,882	672,426	626,782
Financial assets at fair value through profit or loss		50,132	182,208	795,811
Available-for-sale financial assets		3,731,559	4,931,628	4,397,017
Held-to-maturity investments		29,903	31,808	51,675
Loans and other receivables		1,402,927	2,624,458	5,498,190
Trade accounts and notes receivable		4,220,241	3,548,448	2,951,783
Long-term trade accounts and notes receivable		24	24	1,306

	(Won)	10,572,668	11,991,000	14,322,564

The Company provided financial guarantee for the repayment of loans of subsidiaries and associates. As of December 31, 2011, December 31, 2010 and January 1, 2010, the maximum exposure to credit risk are amounted to (Won) 1,500,058 million, (Won) 1,857,538 million and (Won) 1,680,693 million respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)				January 1,
	2011		2010	2010

Accounts receivable	(Won)	2,174	4,915	11,821
Other accounts receivable		10,571	10,591	10,620
Long-term loans		14,453	14,487	14,470
Other assets		13	20	672

	(Won)	27,211	30,013	37,583

‚	Reversal of impairment losses on financial assets for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Reversal of bad debt expenses	(Won)	(2,753)	(6,626)
Reversal of other bad debt expenses		(51)	(665)

	(Won)	(2,804)	(7,291)

50

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011			2010		January 1, 2010
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment	Trade accounts and notes	Impairment

Not due	(Won)	3,890,405	—	3,416,549	2,727	2,739,546	3,235
Over due less than 1 month		210,630	—	53,385	37	69,678	49
1 month - 3 months		69,962	—	37,554	26	9,881	7
3 months - 12 months		40,521	—	37,978	27	26,077	18
over 12 months		10,921	2,174	7,921	2,098	119,728	8,512

	(Won)	4,222,439	2,174	3,553,387	4,915	2,964,910	11,821

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 were as follows:

(in millions of Won)	2011		2010

Beginning	(Won)	30,013	37,583
Reversal of bad debt expenses		(2,804)	(7,291)
Other decreases		2	(279)

Ending	(Won)	27,211	30,013

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Cash flow for contracts	not later than 3 month	3 month - 6 months	6 months - 1 year	1 year - 5 years	later than 5 years
Non-derivative financial liabilities
Trade accounts payable	(Won)	1,395,846	1,395,846	1,395,846	—	—	—	—
Borrowings (*1)		11,632,396	13,350,458	1,314,591	1,198,391	205,479	8,162,778	2,469,219
Financial guarantee liabilities		17,499	1,500,058	1,500,058	—	—	—	—
Other financial liabilities		1,195,429	1,195,429	1,061,561	272	10,231	120,516	2,849

	(Won)	14,241,170	17,441,791	5,272,056	1,198,663	215,710	8,283,294	2,472,068

(*1)	Includes cash flows of embedded derivatives instruments in relation to exchangeable bonds (exchange right).
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

51

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The exposure to currency risk as of December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011			2010		January 1, 2010
	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities

EUR	(Won)	23,790	11,449	19,335	11,900	29,249	12,571
USD		888,896	5,842,319	838,688	4,266,232	964,986	2,481,972
JPY		83,627	2,129,999	56,377	2,444,452	44,839	2,211,387
Others		1,363	18,590	230	2,582	235	2,582

	(Won)	997,676	8,002,357	914,630	6,725,166	1,039,309	4,708,512

2)	For the years ended December 31, 2011 and 2010, the effects of a hypothetical 10% strengthening or weakening of functional currency against foreign currencies other than functional currency on profit before tax were as follows:

(in millions of Won)	2011			2010
	10% increase		10% decrease	10% increase	10% decrease

EUR	(Won)	1,234	(1,234)	744	(744)
USD		(495,342)	495,342	(342,754)	342,754
JPY		(204,637)	204,637	(238,808)	238,808

(e)	Interest rate risk

1)	The book value of interest-bearing financial instruments as of December 31, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011		2010	January 1, 2010
Fixed rate
Financial assets	(Won)	2,286,554	3,312,165	6,915,564
Financial liabilities		(11,525,827)	(8,347,135)	(5,426,485)

		(9,239,273)	(5,034,970)	1,489,079
Variable rate
Financial liabilities	(Won)	(106,569)	(1,065,862)	(954,607)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for derivative instruments such as interest swaps as hedges in fair value hedging accounting. Therefore, fluctuations in interest rates do not affect gain or loss.

52

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2011 and 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense during year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
	1% increase	1% decrease	1% increase	1% decrease

Variable rate financial instruments	(1,066)	1,066	(10,659)	10,659

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows :

(in millions of Won)	2011			2010		January 1, 2010
	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value

Assets measured at fair value
Financial assets held for trading	(Won)	50,132	50,132	182,208	182,208	795,811	795,811
Available-for-sale financial assets		3,630,357	3,630,357	4,799,107	4,799,107	4,250,843	4,250,843

		3,680,489	3,680,489	4,981,315	4,981,315	5,046,654	5,046,654

Assets measured amortised cost
Cash and cash equivalents		1,137,882	1,137,882	672,426	672,426	626,782	626,782
Current trade accounts and note receivable		4,220,265	4,220,265	3,548,472	3,548,472	2,953,089	2,953,089
Loans and other receivables		1,402,927	1,402,927	2,624,458	2,624,458	5,498,190	5,498,190
Held-to-maturity investments		29,903	29,903	31,808	31,808	51,675	51,675

		6,790,977	6,790,977	6,877,164	6,877,164	9,129,736	9,129,736

Liabilities measured fair value
Derivatives liabilities held for trading		23,669	23,669	885	885	2,133	2,133
Liabilities measured amortised cost
Trade accounts payable		1,395,846	1,395,846	1,310,877	1,310,877	739,746	739,746
Borrowings		11,632,396	12,048,152	9,412,997	9,884,031	6,381,092	6,705,438
Financial guarantee liabilities		17,499	17,499	15,595	15,595	15,210	15,210
Others		1,195,429	1,195,429	993,766	993,766	1,240,729	1,240,729

	(Won)	14,241,170	14,656,926	11,733,235	12,204,269	8,376,777	8,701,123

2)	Interest rate for determining fair value

Interest rates to discount the estimated cash flows as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

	2011	2010	January 1, 2010
Borrowings	1.80% ~ 4.62%	1.19% ~ 5.14%	1.28% ~ 5.38%

53

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

3)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

a.	December 31, 2011

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	50,132	—	50,132
Available-for-sale financial assets	2,774,838	—	855,519	3,630,357

	2,774,838	50,132	855,519	3,680,489

Financial Liabilities
Derivatives liabilities held for trading	—	23,669	—	23,669

b.	December 31, 2010

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	182,208	—	182,208
Available-for-sale financial assets	4,195,360	—	603,747	4,799,107

	4,195,360	182,208	603,747	4,981,315

Financial Liabilities
Derivatives liabilities held for trading	—	885	—	885

c.	January 1, 2010

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	795,811	—	795,811
Available-for-sale financial assets	3,650,351	—	600,492	4,250,843

	3,650,351	795,811	600,492	5,046,654

Financial Liabilities
Derivatives liabilities held for trading	—	2,133	—	2,133

54

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

ƒ	Changes in financial assets classified as level 3 for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Beginning	(Won)	603,747	600,492
Change to level 3 (*1)		98,242	—
Other comprehensive income		153,530	3,255

Ending	(Won)	855,519	603,747

(*1)	Financial assets classified as level 3 from current year.

20. Share Capital and Capital Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with par value of (Won) 5,000 per share. As of December 31, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2011, total shares of ADRs are 52,974,264 equivalents to 13,243,566 of common stock.

As of December 31, 2011, ending balance of common stock amounts to (Won) 482,403 million; however, it is different from par value of issued common stock, which amounted to (Won) 435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Share premium	(Won)	463,825	463,825	463,825
Gains on disposal of treasury shares		763,867	694,714	694,714

	(Won)	1,227,692	1,158,539	1,158,539

55

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

21. Reserves

(a)	Reserves as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010

Accumulated changes in fair value of available-for-sale securities, net of tax	(Won)	156,707	1,079,038	702,052

(b)	The changes in fair value of available-for-sale securities for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Beginning balance	(Won)	1,079,038	(Won)	702,052
Changes in fair value of available-for-sale securities		(769,627)		483,315
Reclassification to profit or loss upon disposal		(331,977)		—
Impairment of available-for-sale investments		(75,480)		—
Tax effects		254,752		(106,329)

Ending balance	(Won)	156,707	(Won)	1,079,038

22. Treasury Shares

In January 2011, the Company sold 342,955 shares of treasury stock for (Won) 164,384 million and recognized (Won) 69,153 million, net of tax, as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for (Won) 61,296 million.

As of December 31, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

56

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

23. Retained Earnings

(a)	Retained earnings as of December 31, 2011, December 31, 2010 and January 1, 2010 are summarized as follows:

(in millions of Won)	2011		2010	January 1, 2010
Legal reserve	(Won)	241,202	241,202	241,202
Reserve for business rationalization		918,300	918,300	918,300
Reserve for research and manpower development		1,333,333	1,128,333	720,000
Appropriated retained earnings for business expansion		26,507,500	23,557,500	21,557,500
Appropriated retained earnings for dividends		1,626,993	1,395,895	1,211,224
Unappropriated retained earnings		7,495,292	8,465,548	8,069,289

	(Won)	38,122,620	35,706,778	32,717,515

(b)	Statements of appropriation of retained earnings as of December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	(Won)	4,501,703	4,975,571
Actuarial losses		(2,145)	(101,802)
Interim dividends		(193,111)	(192,582)
Dividends (ratio) per share
(Won)2,500 (50%) in 2011
(Won)2,500 (50%) in 2010
Profit for the year		3,188,845	3,784,361

		7,495,292	8,465,548

Transfer from discretionary reserve
Reserve for research and manpower resource development		133,333	195,000

Appropriation of retained earnings
Cash dividends
Dividends (ratio) per share		579,333	577,747
(Won)7,500 (150%) in 2011
(Won)7,500 (150%) in 2010
Reserve for research and manpower development		330,000	400,000
Appropriated retained earnings for business expansion		6,203,000	2,950,000
Appropriated retained earnings for dividends		231,733	231,098

		7,344,066	4,158,845

Unappropriated retained earnings carried forward to subsequent year	(Won)	284,559	4,501,703

The date of appropriation for 2011 is March 16, 2012 and the date of appropriation for 2010 was February, 25, 2011.

57

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

24. Stock Appreciation Rights

(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

(per share, won)
	6th Grant

Granted		90,000
Exercised		64,000
Unexercised		26,000
Exercise price	(Won)	194,900
Exercise period		2007.4.29 ~ 2012.4.28

(b)	Expenses related to stock appreciation rights granted to executives incurred for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	4th Grant		5th Grant	6th Grant	Total
Accumulated reversal of stock compensation as of December 31, 2010	(Won)	(83)	(9,681)	(3,463)	(13,227)
Reversal of stock compensation expenses for the year ended December 31, 2011		—	(1,530)	(2,693)	(4,223)

(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	6th Grant

Risk-free rate of interest		3.43%
Expected life		104 days
Expected price-volatility		16.59%
Rate of expected dividends		2.63%
Stock price		380,000
Fair value	(Won)	184,157

58

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

25. Revenue

Details of revenue for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Revenues
Goods	(Won)	39,083,842	32,500,258
Others		87,861	81,779

	(Won)	39,171,703	32,582,037

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Wages and salaries	(Won)	159,201	148,969
Expenses related to defined benefit plan		26,254	15,905
Other employee benefits		67,211	55,255
Travel		20,349	20,795
Depreciation		22,571	17,464
Amortization		16,050	15,571
Rental		37,513	26,844
Repairs		17,988	13,051
Advertising		94,958	84,720
Research & development		146,745	94,241
Service fees		163,596	157,804
Supplies		5,598	7,445
Vehicles maintenance		7,220	6,320
Industry association fee		6,778	7,563
Training		20,301	21,744
Conference		6,569	7,010
Reverse of bad debt expenses		(2,753)	(6,626)
Others		30,183	28,351

	(Won)	846,332	722,426

59

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(b)	Selling expenses

Selling expenses for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Freight and custody expenses	(Won)	826,147	702,391
Operating expenses for distribution center		7,804	8,686
Sales commissions		63,463	49,635
Sales advertising		920	1,546
Sales promotion		5,148	7,792
Sample		2,611	1,776
Sales insurance premium		11,089	11,970

	(Won)	917,182	783,796

27. Research and Development Expenses

Research and development expenses recognized as expense for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Selling and administrative expenses	(Won)	146,745	94,241
Cost of sales		362,765	381,802

	(Won)	509,510	476,043

28. Other Operating Income and Expenses

(a)	Other operating income

Details of other operating income for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Gain on disposal of property, plant and equipment	(Won)	10,840	21,611
Gain on disposal of intangible assets		38	—
Gain on disposal of investment in subsidiaries and associates		719	—
Gain on disposal of other long-term assets		—	283
Miscellaneous income		34,043	60,105

	(Won)	45,640	81,999

60

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(b)	Other operating expenses

Details of other operating expenses for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Loss on disposal of property, plant, and equipment	(Won)	60,174	111,689
Loss on disposal of intangible assets		320	25
Impairment of property, plant, and equipment		24,816	—
Reversal of other bad debt expenses		(51)	(665)
Donations		50,787	59,647
Expenses on assets not in use		16,568	—
Miscellaneous loss		27,379	30,909

	(Won)	179,993	201,605

29. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of income for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Changes in inventories (*1)	(Won)	(753,844)	(952,794)
Raw materials and consumables used		27,336,030	20,201,672
Employee benefits expenses		1,226,922	1,165,277
Outsourced processing cost		1,943,507	1,694,715
Depreciation (*2)		1,738,466	2,563,332
Amortization		34,757	36,046
Ordinary research & development expenses		509,510	476,043
Electricity and water expenses		602,806	462,918
Service fees		231,404	223,982
Advertising expenses		94,958	84,720
Freight and custody expenses		826,147	702,391
Commission paid		63,463	49,635
Loss on disposal of property, plant, and equipment		60,174	111,689
Other expenses		1,107,015	1,059,891

	(Won)	35,021,315	27,879,517

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

61

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

30. Finance Income and Costs

Details of finance income and costs for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Financial income
Interest income	(Won)	104,020	205,983
Dividend income		267,329	133,602
Gains on disposal of financial assets held for trading		2,030	15,373
Gains on derivative transactions		69	26,737
Gains on foreign currency transactions		495,251	485,694
Gains on foreign currency translations		35,456	88,335
Gains on disposal of available-for-sale securities		331,919	1,222
Others		4,285	3,130

		1,240,359	960,076

Financial costs
Interest expenses		420,538	317,729
Losses on foreign currency transactions		604,872	484,592
Losses on foreign currency translations		200,769	261,933
Impairment of available-for-sale securities		107,377	—
Others		37,112	2,986

	(Won)	1,370,668	1,067,240

62

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

31. Income Taxes

(a)	The Company was subject to income taxes on taxable income at the following normal tax rates.

Taxable income	2010	2011	Thereafter

Up to (Won) 200 million	11.00%	11.00%	11.00%
Over (Won) 200 million up to (Won) 20 billion	24.20%	24.20%	22.00%
Over (Won) 20 billion	24.20%	24.20%	24.20%

In December 2011, the Korean government changed the corporate income tax rate (including resident tax) for taxable income exceeding (Won) 20 billion from 22.0% to 24.2% prospectively from 2012.

(b)	Income tax expense for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Current income taxes	(Won)	525,374	874,405
Deferred income taxes		114,353	96,204
Less: Items credited (charged) directly to shareholders’ equity		237,148	(77,616)

Income tax expense	(Won)	876,875	892,993

(c)	The expected amount of income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Profit before income tax expense	(Won)	4,065,720	4,677,354
Income tax expense computed at statutory rate		983,878	1,131,920
Adjustments:		(107,003)	(238,927)
Tax credit		(174,057)	(256,138)
Additional payment of income taxes		1,088	33,417
Effect of tax rate change		53,459	—
Others		12,507	(16,206)

Income tax expense	(Won)	876,875	892,993

Effective rate (%)		21.6%	19.1%

63

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(d)	The income taxes (charged) credited directly to equity for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Net changes in fair value of available-for-sale securities	(Won)	254,753	(106,329)
Defined benefit plan actuarial losses		4,473	28,713
Gain on disposal of treasury shares		(22,078)	—

	(Won)	237,148	(77,616)

(e)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011				2010
	Dec. 31, 2010		Inc(Dec)	Dec. 31, 2011	Dec. 31, 2009	Inc(Dec)	Dec. 31, 2010

Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(27,776)	(1,883)	(29,659)	(39,500)	11,724	(27,776)
Reserve for technology developments		(264,000)	(94,160)	(358,160)	(176,000)	(88,000)	(264,000)
Depreciation expense		(65,129)	1,901	(63,228)	(78,445)	13,316	(65,129)
Prepaid expenses		18,851	3,028	21,879	17,757	1,094	18,851
Reappraisal of property, plant and equipment		(345,058)	(208,147)	(553,205)	(411,760)	66,702	(345,058)
Loss on foreign currency translation		81,066	12,845	93,911	39,783	41,283	81,066
Defined benefit liability		130,271	(27,533)	102,738	124,158	6,113	130,271
Plan assets		(151,406)	26,870	(124,536)	(117,198)	(34,208)	(151,406)
Accrued revenue		(6,600)	4,286	(2,314)	(11,957)	5,357	(6,600)
Others		332,126	(48,246)	283,880	327,065	5,061	332,126

		(297,655)	(331,039)	(628,695)	(326,097)	28,442	(297,655)

Deferred tax from tax credit
Tax credit carryforward		239,526	(42,540)	196,986	286,556	(47,030)	239,526

		239,526	(42,540)	196,986	286,556	(47,030)	239,526

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		(285,750)	254,753	(50,030)	(198,454)	(106,329)	(304,783)
Defined benefit plan actuarial losses		28,713	4,473	33,186	—	28,713	28,713

		(257,037)	259,226	(16,844)	(179,421)	(77,616)	(276,070)

	(Won)	(334,199)	(114,353)	(448,552)	(237,995)	(96,204)	(334,199)

64

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(f)	Deferred tax assets (liabilities) as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011				2010			January 1, 2010
	Assets		Liabilities	Net	Assets	Liabilities	Net	Asset	Liabilities	Net

Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	29,659	(29,659)	—	27,776	(27,776)	—	39,500	(39,500)
Reserve for technology developments		—	358,160	(358,160)	—	264,000	(264,000)	—	176,000	(176,000)
Depreciation expense		15,661	78,889	(63,228)	16,664	81,793	(65,129)	18,815	97,260	(78,445)
Prepaid expenses		21,879	—	21,879	18,851	—	18,851	17,757	—	17,757
Reappraisal of property, plant and equipment		—	553,205	(553,205)	—	345,058	(345,058)	—	411,760	(411,760)
Loss on foreign currency translation		173,776	79,865	93,911	182,981	101,915	81,066	125,696	85,913	39,783
Defined benefit liability		102,738	—	102,738	130,271	—	130,271	124,158	—	124,158
Plan assets		—	124,536	(124,536)	—	151,406	(151,406)	—	117,198	(117,198)
Accrued revenue		—	2,314	(2,314)	—	6,600	(6,600)	—	11,957	(11,957)
Others		583,540	299,660	283,880	875,768	543,642	332,126	775,311	448,246	327,065

		897,594	1,526,288	(628,694)	1,224,535	1,522,190	(297,655)	1,061,737	1,387,834	(326,097)

Deferred tax from tax credit
Tax credit carryforward		196,986	—	196,986	239,526	—	239,526	286,556	—	286,556

		196,986	—	196,986	239,526	—	239,526	286,556	—	286,556

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		—	50,030	(50,030)	—	304,783	(304,783)	50,083	248,537	(198,454)
Defined benefit plan actuarial losses		33,186	—	33,186	28,713	—	28,713	—	—	—

		33,186	50,030	(16,844)	28,713	304,783	(276,070)	50,083	248,537	(198,454)

	(Won)	1,127,766	1,576,318	(448,552)	1,492,774	1,826,973	(334,199)	1,398,376	1,636,371	(237,995)

(g)	As of December 31, 2011, the Company did not recognize income tax effects associated with taxable temporary differences of a (Won) 1,209,618 million (deferred tax liability a (Won) 173,981 million) relating to the valuation of equity method investments occurred in prior periods since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

65

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

32. Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won except per share information)	2011		2010

Profit for the period	(Won)	3,188,845	3,784,361
Weighted-average number of common shares outstanding (*)		77,251,818	77,032,878

Basic and diluted earnings per share		41,279	49,127

(*)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2011	2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury stock	(9,935,017)	(10,153,957)

Weighted-average number of common stock outstanding	77,251,818	77,032,878

66

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

33. Operating Profit

(a)	Operating profit adjusted by previous GAAP for the years ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Operating profits by K-IFRS	(Won)	4,196,028	4,784,518

Deducted
Gains on disposal of property, plant, and equipment		10,840	21,611
Gains on disposal of other long-term assets		—	283
Gains on disposal of intangible assets		38	—
Gains on disposal of investment in subsidiaries and associates		719	—
Miscellaneous income		34,043	60,105

		45,640	81,999

Added
Loss on disposal of property, plant, and equipment		60,174	111,689
Loss on disposal of other long-term assets		—	5
Loss on disposal of intangible assets		320	25
Impairment of property, plant, and equipment		24,816	—
Reversal of other bad debt expenses		(51)	(665)
Donations		50,787	59,647
Expenses on asset not in use		16,568	—
Miscellaneous losses		27,379	30,904

		179,993	201,605

Operating profits by previous GAAP	(Won)	4,330,381	4,904,124

67

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

34. Related Party Transactions

(a)	Significant transactions with related companies for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	Sales and others (*1)			Purchases and others (*1)
	2011		2010	2011		2010

Subsidiaries
POSCO E&C Co., Ltd.	(Won)	26,536	7,441	(Won)	1,687,665	2,292,524
POSCO Processing & Service Co., Ltd.		1,181,088	1,082,903		1,406,245	478,030
POSCO Coated & Color Steel Co., Ltd.		593,656	685,698		1,890	3,178
POSCO ICT Co., Ltd.		1,537	1,212		507,883	485,525
POSCO Chemtech Company Ltd.		423,643	142,677		755,515	573,973
POSCO TMC Co., Ltd.		168,314	151,323		884	91
POSCO AST Co., Ltd.		319,258	267,323		58,475	57,180
Daewoo International Corp.		3,896,857	867,916		5,599	3,799
POSCO NST Co., Ltd.		186,809	9,256		4,734	—
POSCO America Corporation		353,904	233,594		1	—
POSCO Canada Ltd.		—	—		289,047	170,842
POSCO Asia Co., Ltd.		2,029,781	1,377,802		178,395	148,706
POSCO-Japan Co., Ltd.		1,628,069	1,161,919		34,860	272,282
POSCO-IPPC Pvt. Ltd.		148,343	164,628		—	—
POSCO-Mexico Co., Ltd.		347,915	273,241		176	—
Daewoo International Singapore Pte. Ltd.		—	—		149,029	12,447
Others		927,595	1,432,296		1,198,091	750,526

	(Won)	12,233,305	7,859,229	(Won)	6,278,489	5,249,103

Associates
SNNC Co., Ltd.		4,787	1,763		447,130	519,871
USS-POSCO Industries		342,594	308,998		29	264
Poschrome(Proprietary) Ltd.		—	—		72,502	80,282
Others		213,232	31,528		59,444	303,446

	(Won)	560,613	342,289	(Won)	579,105	903,863

	(Won)	12,793,918	8,201,518	(Won)	6,857,594	6,152,966

(*1)	Sales and others include sales and other operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchase and others include purchase and overhead cost. Purchases and others are mainly related to purchase of construction services and purchase of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of December 31, 2011, the Company provided guarantees to related parties (note 19).

68

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(b)	Significant transactions with related companies the related account balances as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Receivables (*1)				Payables (*1)
	2011		2010	January, 1 2010	2011		2010	January, 1 2010

Subsidiaries
POSCO E&C Co., Ltd.	(Won)	647	293	480	(Won)	241,918	190,081	437,819
POSCO Processing & Service Co., Ltd.		88,838	129,133	114,783		1,512	6,842	2,696
POSCO Plantec Co., Ltd.		65	—	9		42,534	48,058	22,839
POSCO ICT Co., Ltd.		30	—	1		62,583	63,627	54,529
POSCO Coated & Color Steel Co., Ltd.		116,252	104,755	109,616		335	437	199
POSCO Chemtech Company Ltd.		37,808	33,743	6,880		82,048	62,669	66,008
POSCO TMC Co., Ltd.		21,601	11,823	11,678		134	15	24
POSCO AST Co., Ltd.		33,266	19,065	17,492		7,090	8,255	7,572
Daewoo International Corp.		284,125	139,756	—		1,589	—	—
POSCO NST Co., Ltd.		64,012	—	—		676	—	—
POSCO America Corporation		32,346	12,211	6,163		—	—	—
POSCO Asia Co., Ltd.		227,476	122,626	40,548		1,407	3,767	1,170
POSCO-TBPC Co., Ltd.		27,381	25,919	18,376		—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		6,713	13,805	24,404		—	—	—
POSCO-Vietnam Co., Ltd.		422	683	95,781		—	—	—
POSCO-Japan Co., Ltd.		52,362	28,515	25,972		1,546	4,958	6,701
POSCO-IPPC Pvt. Ltd.		3,484	10,412	12,356		—	—	—
POSCO-Mexico Co., Ltd.		171,908	80,443	16,247		—	—	—
Others		81,255	15,167	26,073		83,201	32,209	17,840

	(Won)	1,249,991	748,349	526,859	(Won)	526,573	420,918	617,397

Associates
Posmate Co., Ltd.	(Won)	—	1,396	48	(Won)	7,198	6,391	5,222
SNNC Co., Ltd.		223	182	1,974		23,187	57,512	26,963
USS-POSCO Industries		—	58,347	39,100		—	—	—
Others		21,160	7,231	176		809	29,714	78

	(Won)	21,383	67,156	41,298	(Won)	31,194	93,617	32,263

	(Won)	1,271,374	815,505	568,157	(Won)	557,767	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

69

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(c)	For the years ended December 31, 2011 and 2010, details of compensation to key management officers are as follows:

(in millions of Won)	2011		2010

Short-term benefits	(Won)	29,371	16,346
Other long-term benefits		21,905	21,415
Retirement benefits		7,428	5,696

	(Won)	58,704	43,457

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. The Company recognized expense related to stock appreciation rights (note 24) which were decreased by (Won) 4,223 million and (Won) 13,227 million for the year ended December 31, 2011 and 2010, respectively.

35. Commitments and Contingencies

(a)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2011, 261 million tons of iron ore and 38 million tons of coal remained to be purchased under such long-term contracts.

(b)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

(c)	As of December 31, 2011, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million, respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Chinabad, west-Fergana,, respectively. The repayment of borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by borrowing agreements.

(d)	Litigation in progress

The Company is involved in 12 lawsuits and claims for alleged damages aggregating to (Won) 8,806 million as of December 31, 2011 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of December 31, 2011.

70

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(e)	As of December 31, 2011, the Company has provided three blank promissory notes and one blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

36. Cash Flows from Operating Activities

(a)	Adjustments for operating cash flows for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Accrual of severance benefits	(Won)	129,600	107,852
Depreciation		1,735,316	2,561,227
Depreciation of investment properties		3,150	2,105
Amortization		34,757	36,046
Reversal of bad debt expenses		(2,804)	(7,291)
Finance costs		656,600	580,811
Loss on disposal of property, plant, and equipment		60,174	111,689
Income tax expense		876,875	892,993
Finance income		(743,797)	(459,009)
Gain on disposal of property, plant and equipment		(10,840)	(21,611)
Impairment of financial assets available for sales		107,377	—
Others		35,758	(9,812)

	(Won)	2,882,166	3,795,000

71

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

(b)	Changes in operating assets and liabilities for the year ended December 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Financial assets held for trading	(Won)	132,208	325,485
Trade accounts and notes receivable		(663,827)	(690,248)
Other accounts receivable		(156,186)	(37,140)
Advance payments		15	5,726
Prepaid expenses		(3,793)	(5,183)
Inventories		(1,146,630)	(3,002,813)
Long-term guarantee deposits		339	(444)
Trade accounts payable		86,164	571,969
Dividends Payable		482	425
Other accounts payable		74,146	(259,137)
Accrued expenses		10,445	20,668
Advances received		(12,093)	7,627
Withholdings		1,147	(16,692)
Unearned revenue		(2,486)	1,089
Other long-term liabilities		(5,617)	4,653
Derivatives liabilities held for trading		10,898	—
Payment severance benefits		(485,487)	(65,668)
Plan assets		201,914	(89,992)

	(Won)	(1,958,361)	(3,229,675)

72

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

37. Transition to K-IFRS

As stated in note 2, the financial statements are the separate financial statements prepared in accordance with K-IFRS No. 1101 ‘ First-time Adoption of Korean International Financial Reporting Standards’.

The significant accounting policies stated in note 3 were applied to the separate financial statements for the year ended December 31, 2011 and 2010, the separate financial statements as comparative information for the year ended on December 31, 2010 and the separate statements of financial position as of January 1, 2010 (the date of transition).

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with K-GAAP (previous GAAP). An explanation of how the transition from previous GAAP to K-IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Exemptions elected from K-IFRS No. 1101 ‘First-time Adoption of Korean International Financial Reporting Standards’ by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS No. 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

1)	Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.

2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations prior to the date of transition to K-IFRS as deemed cost for certain items of property, plant and equipment and used the fair value at the date of transition as deemed cost for certain machinery and equipment.

3)	Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS.

4)	Investment in subsidiaries and associates

The Company has elected to use the carrying values of previous GAAP as deemed costs for the investment in subsidiaries and associates.

5)	Share-based payment transactions

The Company has not retrospectively applied K-IFRS accounting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.

73

POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

6)	Leases

For arrangements existing at the date of transition to K-IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.

(b)	The significant adjustments regarding transition to K-IFRS are as follows:

1)	Defined benefit liabilities

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of the statement of financial position. Under K-IFRS, the Company recognized the defined benefit obligations based on actuarial assumptions.

2)	Derecognition of financial assets

Under previous GAAP, the Company derecognized financial assets such as trade accounts and notes receivable when transferred to certain financial institutions. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial assets, the financial assets are not derecognized.

3)	Tax effect

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book and tax basis of its investments in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities based upon how the temporary differences will be realized.

(c)	Effects on financial position, financial performance and cash flows due to the transition to K-IFRS

1)	Reconciliations of the financial position as of January 1, 2010 (the date of transition)

(in millions of Won)	Total Assets		Total Liabilities	Total Equity

Previous GAAP	(Won)	39,992,765	9,041,474	30,951,291
Adjustments:
Derecognition of financial assets		267,874	268,444	(570)
Revaluation of machinery and equipment (*1)		1,871,636	—	1,871,636
Financial guarantee liabilities		15,210	15,210	—
Defined benefit liabilities		—	31,636	(31,636)
Other adjustment		(6,731)	2,950	(9,681)
Deferred tax effect		(286,075)	(162,281)	(123,794)

Total adjustment		1,861,914	155,959	1,705,955

K-IFRS	(Won)	41,854,679	9,197,433	32,657,246

(*1)	Acquisition costs and accumulated depreciation of machinery and equipment were decreased by (Won) 4,017,435 million and (Won) 5,889,071 million due to revaluation.

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POSCO

Notes to Separate Financial Statements, Continued

As of December 31, 2011

2)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010:

(in millions of Won)	Total Assets		Total Liabilities	Total Equity	Profit For the year	Total Comprehensive Income

Previous GAAP	(Won)	48,190,245	13,108,055	35,082,190	4,202,791	4,807,073

Adjustments:
Derecognition of financial assets		220,865	221,086	(221)	349	349
Revaluation of machinery and equipment		1,567,064	—	1,567,064	(304,573)	(304,573)
Financial guarantee liabilities		15,835	15,595	240	240	240
Defined benefit liabilities		(4,022)	31,980	(36,002)	126,149	(4,366)
Cancellation of equity method application		(653,545)	—	(653,545)	(300,144)	(604,679)
Other adjustment		(4,460)	(1)	(4,459)	5,221	5,221
Deferred tax effect		(245,755)	(313,984)	68,229	54,328	160,280

Total adjustment		895,982	(45,324)	941,306	(418,430)	(747,528)

K-IFRS	(Won)	49,086,227	13,062,731	36,023,496	3,784,361	4,059,545

Interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flows from operating activities under K-IFRS. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

75

Independent Auditors’ Review Report on Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

To the President of

POSCO:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2011. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2011 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

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This report applies to the Company’s IACS in existence as of December 31, 2011. We did not review the Company’s LACS subsequent to December 31, 201 1. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Sanjong Accounting Corp.

Seoul, Korea

March 8, 2012

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2011 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

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Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

POSCO:

I, as the Internal Accounting Control Officer (“IACO”) of POSCO (the Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) as of December 31, 2011.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses. I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

January 17, 2012

/s/ Chung Joon-Yang
Chung Joon-Yang, Chief Executive Officer

/s/ Choi Jong-Tae
Choi Jong-Tae, Internal Accounting Control Officer